As filed with the Securities and Exchange Commission on October 14, 1998
                                                Registration No. 333-___________


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-4
                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                              ZIONS BANCORPORATION
             (Exact name of registrant as specified in its charter)


            UTAH                                    6712                                87-0227400
(State or other jurisdiction of          (Primary Standard Industrial                 (IRS Employer
 incorporation or organization)           Classification Code Number)              Identification No.)

                           ONE SOUTH MAIN, SUITE 1380
                           SALT LAKE CITY, UTAH 84111
                                 (801) 524-4787
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                HARRIS H. SIMMONS
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              ZIONS BANCORPORATION
                           ONE SOUTH MAIN, SUITE 1380
                           SALT LAKE CITY, UTAH 84111
                                 (801) 524-4787
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

   Brian D. Alprin, Esq.                         Tennyson W. Grebenar, Esq.
   Laurence S. Lese, Esq.                        Karen L. Witt, Esq.
   Duane, Morris & Heckscher LLP                 Rothgerber Johnson & Lyons LLP
   Suite 700                                     One Tabor Center, Suite 3000
   1667 K Street, N.W.                           1200 Seventeenth Street
   Washington, D.C.  20006-1608                  Denver, Colorado  80202-5839
   (202) 776-7800                                (303) 623-9000


APPROXIMATE  DATE OF  COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: The date of mailing the Proxy Statement/Prospectus contained herein.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


                         CALCULATION OF REGISTRATION FEE

==================================== ========================  ===================  ======================== ======================
                                                                    Proposed                Proposed
                                           Amount to be             maximum                 maximum                Amount of
       Title of securities to be            registered         offering price per          aggregate            registration fee
              registered                                             share             offering price(1)
------------------------------------ ------------------------  -------------------  ------------------------ -----------------------

Common Stock, no par value                257,225 Shares               NA                  $5,971,000               $1,762
==================================== ========================  ===================  ======================== ======================

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f)(2) based upon the book value of the outstanding shares of Common Stock, no par value, of Citizens Banco, Inc. on June 30, 1998 (the latest practicable date prior to filing the registration statement) of $5,971,000 such stock to be canceled upon effectiveness of the Reorganization described in this Proxy Statement/Prospectus.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING UNDER
SECTION 8(A), MAY DETERMINE.

          CITIZENS BANCO, INC.                    ZIONS BANCORPORATION

   PROXY STATEMENT FOR SPECIAL MEETING     PROSPECTUS FOR UP TO 257,225 SHARES
  OF SHAREHOLDERS TO BE HELD ON , 1998               OF COMMON STOCK


     Citizens Banco, Inc. (the "Company") is furnishing this Proxy Statement/Prospectus to its shareholders in connection with the solicitation of proxies by its Board of Directors for use at a special meeting of shareholders of the Company which will be held on , 1998 (the "Special Meeting") and at any adjournments or postponements of the Special Meeting. The Company has first mailed this Proxy Statement/Prospectus and accompanying notice of special meeting and form of proxy ("Proxy") on or about , 1998 to the shareholders of record of the Company.

     At the Special Meeting, the holders of Company Class A Common Stock, par value $1.00 per share, will consider and vote upon a proposal to approve, ratify and adopt the exchange of certain rights (the "Class B Rights") of the former holders of the Company's Debentures for shares of Company Class B Common Stock, no par value (the "Class B Exchange"). The holders of Company Class A Common Stock and the holders of Company Class B Common Stock (collectively, the holders of "Company Equity") will consider and vote upon a proposal to approve and adopt the Agreement and Plan of Reorganization, dated as of August 12, 1998, (the "Plan of Reorganization") among the Company, the Company's subsidiary, Citizens Bank (the "Bank"), Zions Bancorporation ("Zions"), Zions' subsidiary, Val Cor Bancorporation, Inc. ("Val Cor"), and Val Cor's subsidiary, Vectra Bank Colorado, National Association ("Vectra Bank"). If the holders of the Company Equity approve the Plan of Reorganization, and all other conditions are met, including the approval, ratification and adoption of the Class B Exchange, the Company will merge with and into Val Cor, with Val Cor being the surviving corporation (the "Holding Company Merger") and the Bank will merge with and into Vectra Bank, with Vectra Bank being the surviving national banking association (the "Bank Merger"; collectively the Holding Company Merger and the Bank Merger are referred to as the "Reorganization").

     As a result of the Reorganization, holders of Company Equity will receive, in exchange for each share of Company Equity, that number of shares of Zions Common Stock, no par value, calculated by dividing 251,225 shares of Zions Common Stock (the "Merger Consideration") by the total number of shares of Company Equity issued and outstanding as of the Effective Date of the Reorganization. The Merger Consideration is subject to downward adjustment if Transaction Expenses (as defined) exceed $100,000. As of , 1998, a total of 82,816 shares of Company Class A Common Stock and Class B Rights representing the right to acquire 33,150 shares of Company Class B Common Stock were issued and outstanding. In accordance with this formula and assuming that Transaction Expenses do not exceed $100,000, Company shareholders would be entitled to receive approximately 2.17 shares of Zions Common Stock for each share of Company Equity that they own or an equivalent market value of $ per share of Company Equity as of October , 1998. Zions Common Stock is listed for trading on the Nasdaq National Market under the symbol "ZION."

     Approval of the Class B Exchange requires more shares of Company Class A Common Stock represented and voting at the Special Meeting voting for the approval of the Class B Exchange than voting against the Class B Exchange. In order to satisfy a condition to Zions' obligation to participate in the Reorganization, however, the unanimous vote of the shares of Company Class A Common Stock is required. The affirmative vote of the holders of two-thirds of the issued and outstanding shares of Company Class A Common Stock and Company Class B Common Stock, entitled to vote at the Special Meeting and voting as separate classes, is required to approve the Reorganization. The requisite regulatory approvals have [NOT YET] been obtained.

     Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved the shares of Zions Common Stock to be issued in the reorganization or determined if this Proxy Statement/Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares of Zions Common Stock offered hereby are not savings accounts, deposits or other obligations of a bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.


             The date of this Proxy Statement/Prospectus is , 1998.

                                TABLE OF CONTENTS

                                                                            Page

SUMMARY  ......................................................................1

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING
     INFORMATION..............................................................13

WHERE YOU CAN FIND MORE INFORMATION...........................................14

ZIONS DOCUMENTS INCORPORATED BY REFERENCE.....................................15

THE SPECIAL MEETING...........................................................16
     Date, Time, and Place....................................................16
     Matters to be Considered at the Special Meeting..........................16
     Record Date; Voting Rights...............................................16
     Quorum; Vote Required for Approval.......................................16
     Voting and Revocation of Proxies.........................................17
     Solicitation of Proxies..................................................17
     Security Ownership by Certain Beneficial Owners and Management...........18

CLASS B EXCHANGE..............................................................18
     Background...............................................................18
     Class B Exchange.........................................................19
     Conditions to the Obligations of Zions, Val Cor and Vectra Bank..........19
     Waivers and Releases.....................................................19
     Interests of Certain Persons in the Class B Exchange.....................20
     Required Vote; Management Recommendation.................................20

 PLAN OF REORGANIZATION.......................................................21
     The Reorganization.......................................................21
     Background of and Reasons for the Reorganization.........................22
     Voting Agreements........................................................24
     Required Vote; Management Recommendation.................................24
     No Opinion of a Financial Advisor........................................25
     Conversion of Company Shares.............................................25
     Existing Company Contingency.............................................26
     Federal Income Tax Consequences of the Reorganization....................27
     Rights of Dissenting Shareholders........................................27
     Interests of Certain Persons in the Transaction..........................29
     Inconsistent Activities..................................................31
     Conduct of Business Pending the Reorganization...........................31
     Conditions to the Reorganization.........................................32
     Representations and Warranties...........................................34
     Amendment and Waiver.....................................................34
     Authorized Termination and Damages for Breach............................34
     Restrictions on Resales by Company Affiliates............................35
     Expenses ................................................................35
     Government Approvals.....................................................35
     Effective Date of the Reorganization.....................................36
     Accounting Treatment.....................................................36

     Relationship Between Zions and the Company...............................36

SUPERVISION AND REGULATION....................................................36
     Zions    ................................................................36
     Regulatory Capital Requirements..........................................37
     Other Regulatory and Supervisory Issues..................................40
     Deposit Insurance and Other Assessments..................................41
     Interstate Banking.......................................................42

MONETARY POLICY...............................................................43

INFORMATION CONCERNING ZIONS BANCORPORATION...................................43
     Selected Financial Data..................................................43
     Stock Prices and Dividends on Zions Common Stock.........................46

BUSINESS OF THE COMPANY AND THE BANK..........................................46
     The Company..............................................................46
     The Bank ................................................................47
     Market Area Served.......................................................47
     Loans....................................................................48
     Analysis of Allowance for Loan Losses....................................51
     Investment Securities....................................................52
     Deposits ................................................................54
     Return on Equity and Assets..............................................54
     Competition..............................................................55
     Property ................................................................55
     Legal Proceedings........................................................56
     Employees................................................................56
     Regulatory Matters.......................................................56
     Year 2000 Compliance.....................................................56
     Selected Financial Data..................................................57
     Stock Prices and Dividends on Company Common Stock.......................58
     Information   Concerning   the  Chairman,   President  and  Chief
     Executive Officer of the Company and Chairman of the Bank................58
     Certain Transactions of the Company......................................59
     Stock Ownership of Directors, Officers and Certain Others................59

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL  CONDITION  AND
     RESULTS OF OPERATIONS OF THE COMPANY.....................................60
     Results of Operations for the Six Months ending June 30, 1998 and
     June 30, 1997............................................................61
     Results of  Operations  for the Years  Ending  December 31, 1997,
     1996 and 1995............................................................63
     Liquidity and Sources of Funds...........................................65
     Capital Resources........................................................65
     Effects of Inflation and Changing Prices.................................66

COMPARISON OF THE RIGHTS OF SHAREHOLDERS OF ZIONS AND THE COMPANY.............66
     General  ................................................................66
     Authorized Capital.......................................................66
     Anti-Takeover Matters....................................................67
     Shareholder Rights Plan..................................................68
     Board of Directors.......................................................69

     Special Shareholders' Meetings...........................................70
     Amendment of Articles and Bylaws.........................................70
     Dissenters' Rights.......................................................71
     Preemptive Rights........................................................71
     Dividend Rights..........................................................71
     Liquidation Rights.......................................................72
     Miscellaneous............................................................72

LEGAL OPINIONS................................................................72

EXPERTS  .....................................................................72

OTHER MATTERS.................................................................73

FINANCIAL STATEMENTS OF CITIZENS BANCO, INC...................................73

Appendix A - Agreement and Plan of Reorganization

Appendix B - Rights of Dissenters under ss.ss. 7-113-101 to 701-113-302 of the
             Colorado Business Corporation Act

                                SUMMARY

     This summary highlights selected information from this Proxy Statement/Prospectus and may not contain all of the information that is important to you. To understand the Reorganization fully and for a more complete description of the legal terms of the Reorganization, you should read carefully this entire document, including the Appendices and the documents to which we have referred you. A copy of the Plan of Reorganization is attached as Appendix A to this Proxy Statement/Prospectus. See "Where You Can Find More Information."

THE PARTIES

     Zions Bancorporation ("Zions") is a multi-bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and organized under the laws of Utah, engaged primarily in the commercial banking business through its banking subsidiaries. Zions is the second largest bank holding company headquartered in Utah. In 1997, Zions achieved a significant expansion of commercial banking operations in Utah, Nevada, and Arizona, and expanded its franchise by adding banking operations in Colorado, New Mexico, Idaho and California. Banking operations were added in the State of Washington in 1998. Zions' principal subsidiaries are banking subsidiaries  which  include  Zions  First  National  Bank,  the second  largest commercial  banking  organization in Utah;  Nevada State Bank, the fifth largest commercial  bank in Nevada;  and  National  Bank of Arizona,  the fifth  largest commercial bank in Arizona. Additionally, Zions has significant banking operations in Colorado through its subsidiaries, Val Cor Bancorporation, Inc., which operates through its subsidiary Vectra Bank Colorado, National Association, the fifth largest commercial bank in Colorado, and Centennial Savings Bank, F.S.B.; and in California through its subsidiary California Bank and Trust, the fifth largest commercial bank in California. See "Recent Developments" below. Acquisitions during 1997 consisted of Aspen Bancshares and its affiliate banks with branches in Colorado and New Mexico; Tri-State Bank in Idaho, which was merged into Zions First National Bank; 31 Wells Fargo branches in Utah, Idaho, Arizona and Nevada; Sun State Bank in Nevada which was merged into Nevada State Bank; Grossmont Bank in San Diego, California; and the public finance firms of Howarth & Associates in Nevada and Kelling, Northcross and Nobriga, Inc. in California; and during 1998 consisted of Vectra Banking
Corporation and its banking subsidiary, Vectra Bank, located in Denver, Colorado; Sky Valley Bank Corp. and its banking subsidiary, The First National Bank in Alamosa, with offices in Alamosa, Center, and Saguache, Colorado; Tri-State Finance Corporation and its banking subsidiary, Tri-State Bank, with offices in Denver; FP Bancorp, Inc. and its banking subsidiary, First Pacific National Bank, with eight offices in San Diego and Riverside Counties, California; SBT Bankshares, Inc. and its banking subsidiary, State Bank and Trust of Colorado Springs, with offices in Colorado Springs, Colorado; Routt County National Bank Corporation and its banking subsidiary, First National Bank of Colorado, with offices in Steamboat Springs, Colorado; Kersey Bancorp and its banking subsidiary, Independent Bank, with seven offices in northeastern Colorado; Eagle Holding Company and its banking subsidiary, Eagle Bank, with one office in Boulder County, Colorado; The Commerce Bancorporation and its banking subsidiary, The Commerce Bank of Washington, National Association, with one office in Seattle, Washington; and Sumitomo Bank of California, with 47 banking offices in the State of California. As of June 30, 1998, Zions had total
consolidated   assets  of  $11.8   billion,   deposits  of  $8.3  billion,   and
shareholders' equity of $925 million. See "Information Concerning Zions Bancorporation." Zions' principal executive offices are at One South Main, Suite 1380, Salt Lake City, Utah 84111 (telephone: 801/524-4787).

     Val Cor Bancorporation, Inc. ("Val Cor"), a Colorado corporation, is a bank holding company registered under the Bank Holding Company Act. Zions acquired Val Cor in May

1997. Val Cor's principal asset consists of its 100% ownership interest in Vectra Bank Colorado, National Association.

     Vectra Bank Colorado, National Association ("Vectra Bank") is a national banking association with its offices in Denver, Adams, Alamosa, Arapahoe, Boulder, Douglas, El Paso, Jefferson, Larimer, Logan, Montezuma, Morgan, Routt, Saguache and Weld Counties, Colorado. Vectra Bank offers traditional banking services through its offices in the above-referenced counties. At June 30, 1998, Vectra Bank had total assets of $1,183 million, total deposits of $1,017 million, total loans of $723 million, and shareholders' equity of $119 million. Vectra Bank's main office is located at 1650 South Colorado Boulevard, Suite 320, Denver, Colorado 80222, and its telephone number is 303/782-7440.

     Citizens Banco, Inc. (the "Company"), a Colorado corporation, is a bank holding company registered under the Bank Holding Company Act whose sole activity is the ownership and operation of Citizens Bank. The Company has no other direct subsidiaries. The Company's principal asset consists of its 100% ownership interest in Citizens Bank. The Company's main office is located at 3300 West 72nd Avenue, Westminster, Adams County, Colorado 80030- 5300, and its telephone number is 303/428-7536. As of June 30, 1998, the Company had total consolidated assets of $50.2 million and shareholders' equity of $5.8 million.

     Citizens Bank (the "Bank") is a banking corporation organized under the laws of Colorado. The Bank offers traditional banking services through two offices in Westminster, Colorado. The Bank has a wholly-owned subsidiary named Citizens Bank Building Corporation, a Colorado corporation, which owns the main banking office and improvements at 3300 West 72nd Avenue, Westminster. As of June 30, 1998, the Bank had total assets of $50.1 million, total deposits of $44.0 million, net loans of $27.1 million, and total shareholders' equity of $4.8 million . The Bank's main office is located at 3300 West 72nd Avenue, Westminster, Colorado 80030-5300, and its telephone number is 703/428-7536.

THE SPECIAL MEETING; PURPOSES

     The Special Meeting will be held at 1:00 p.m., local time, on , 1998 at 3300 West 72nd Avenue, Westminster, Colorado. Holders of Company Class A Common Stock, par value $1.00 per share ("Company Class A Common Stock") will consider and vote upon a proposal to approve, ratify and adopt the Class B Exchange and will transact such other business as may properly come before the Special Meeting; and the holders of Company Class A Common Stock and the holders of Company Class B Common Stock, no par value ("Company Class B Common Stock"), voting as separate classes, will consider and vote upon a proposal to approve the Plan of Reorganization. See "The Special Meeting -- Matters to be Considered at the Special Meeting."

RECORD DATES; VOTING RIGHTS

     The Record Dates for determining the shareholders of the Company entitled to notice of and to vote at the Special Meeting or any postponements or adjournments of the Special Meeting are the close of business on , 1998 with respect to the holders of Company Class A Common Stock and on the close of business on the date of the Class B Exchange with respect to holders of Company Class B Common Stock (the respective record dates cited above being referred to herein collectively as the "Record Date"). Each outstanding share of Company Equity entitles its holder of record on the Record Date to one vote on each matter properly submitted to the shareholders for action at the Special Meeting as to which each share is entitled to vote. See "Class B Exchange -- Required Vote; Management Recommendation" and "Plan of Reorganization -- Required Vote; Management Recommendation."

VOTE REQUIRED FOR APPROVAL

     Under Colorado law, assuming the presence of a quorum of Company Class A Common Stock, approval, ratification and adoption of the Class B Exchange requires the vote at the Special Meeting of more shares of Company Class A Common Stock in favor of the Class B Exchange than shares voted against the Class B Exchange. In order to satisfy a condition to Zions' obligation to participate in the Reorganization, however, the vote of the holders of the issued and outstanding shares of Company Class A Common Stock must be unanimous. See "Class B Exchange -- Required Vote; Management Recommendation." Approval of the Plan of Reorganization requires the affirmative vote of at least two-thirds of the outstanding shares of Company Class A Common Stock and the affirmative vote of at least two-thirds of the outstanding shares of Company Class B Common Stock entitled to vote at the Special Meeting. See "Plan of Reorganization -- Required Vote; Management Recommendation."

DISSENTERS' RIGHTS

     Under Colorado law, shareholders of the Company are entitled to dissent from the Reorganization and to receive cash equal to the fair value for such shares in accordance with procedures established by Colorado law. Since exercise and preservation of dissenters' rights are conditioned on strict observance of the applicable section of Colorado law, each Company shareholder who chooses to exercise dissenters' rights should consult and strictly observe the statute, a copy of which is attached as Appendix B to this Proxy Statement/Prospectus. Failure to follow the statutory provisions precisely may result in loss of such shareholder's dissenters' rights under Colorado law. See "Plan of Reorganization -- Rights of Dissenting Shareholders" and Appendix B to this Proxy Statement/Prospectus.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     As of _______________, 1998, certain directors and executive officers of the Company, a spouse of an executive officer and director, and the father of a director, together with their affiliated entities, who beneficially owned 56,380 shares, or approximately 68.1% of the outstanding shares, of Company Class A Common Stock and Class B Rights representing all 33,150 shares of Company Class B Common Stock to be outstanding following the Class B Exchange have agreed with Zions, in their capacity as shareholders, to vote their shares in favor of the Plan of Reorganization. Such a vote will be sufficient to approve the Plan of Reorganization. If these shareholders vote their shares in favor of the Plan of Reorganization as they have agreed, approval of the Plan of Reorganization is assured. See "Plan of Reorganization -- Voting Agreements" and "Information Concerning the Company and the Bank -- Stockholdings of Directors, Officers and Certain Others."

CLASS B EXCHANGE

     Holders of Four Year Mandatory Convertible Debentures due 1993 (the "Company Debentures") purportedly converted the Company Debentures into Company Class B Common Stock on December 10, 1997. However, the amendment to the articles of incorporation of the Company authorizing the issuance of the Company Class B Common Stock, although approved by the shareholders, was not filed with the Colorado Secretary of State until July 17, 1998, after the purported conversion of the Company Debentures into Company Class B Common Stock. The parties to the Plan of Reorganization recognize that the former holders of the Company Debentures have certain contractual rights to acquire equity in the Company in the form and substance equivalent to the Company Class B Common Stock (the "Class B Rights"). Pursuant to the Plan of Reorganization, the holders of Company Class A Common Stock will consider and vote upon approval, ratification and adoption of the Class B Exchange, which vote must be unanimous to satisfy a condition in the Plan of Reorganization. Pursuant to the Class B Exchange, the holders of the Class B Rights will exchange such rights for 33,150 shares of Company Class B Common Stock. The Plan of Reorganization requires that the Class B Exchange shall have occurred not later than twenty business days prior to the Special Meeting. The approval, ratification and adoption of the Class B Exchange by a unanimous vote of the holders of the Class A Common Stock is a condition precedent to consummation of the Reorganization. See "Class B Exchange," below.

     WAIVERS AND RELEASES

     The Plan of Reorganization requires as a condition to consummation of the Reorganization that all of the holders of Company Class A Common Stock and all of the holders of Class B Rights execute waivers and releases ("Waivers and Releases") in the forms provided by the Plan of Reorganization. By executing the Waivers and Releases required of them, holders of Company Class A Common Stock will relinquish all rights to contest (i) the validity of the Company Class B Common Stock, (ii) the Class B Exchange, and (iii) the payment, and timing of the payment, of dividends to the holders of Class B Rights and the Company Class B Common Stock from December 10, 1997 until the Effective Date of the Reorganization. By executing the Waivers and Releases required of them, holders of Class B Rights will relinquish all rights to contest (i) the adequacy of the Class B Exchange to honor the full rights of the holders of Company Debentures and Class B Rights; and (ii) the payment, and timing of the payment, of dividends to the holders of Class B Rights and the Company Class B Common Stock from December 10, 1997 until the Effective Date of the Reorganization.

     Holders of Company Class A Common Stock are requested to execute and return the enclosed Waiver and Release with their completed and executed Proxies. If the holders of the Company Class A Common Stock do not return their executed Waivers and Releases with their Proxies, the Waivers and Releases must be returned no later than the Effective Date of the Reorganization. ALL HOLDERS OF COMPANY CLASS A COMMON STOCK MUST RETURN AN EXECUTED WAIVER AND RELEASE PRIOR TO THE EFFECTIVE DATE AS A CONDITION TO THE REORGANIZATION. THEREFORE, HOLDERS OF COMPANY CLASS A COMMON STOCK ARE STRONGLY ENCOURAGED TO RETURN THEIR EXECUTED WAIVERS AND RELEASES WITH THEIR PROXIES IN THE ENCLOSED PRE-ADDRESSED ENVELOPE.

     HOLDERS OF CLASS B RIGHTS MUST EXECUTE AND RETURN THEIR WAIVERS AND RELEASES NO LATER THAN _____________ 1998. Upon receipt of an executed Waiver and Release from each holder of Class B Rights, the Company will conduct the Class B Exchange. THE EXECUTION AND RETURN OF WAIVERS AND RELEASES BY ALL HOLDERS OF CLASS B RIGHTS IS A CONDITION TO THE CLASS B EXCHANGE. THEREFORE, IT IS EXTREMELY IMPORTANT THAT ALL HOLDERS OF CLASS B RIGHTS RETURN AN EXECUTED WAIVER AND RELEASE BY _________________ 1998 IN THE ENCLOSED PRE-ADDRESSED ENVELOPE. Holders of Class B Rights are not permitted to vote on the Reorganization until after the Class B Exchange has occurred. Once the Class B Exchange has occurred, persons who received Company Class B Common Stock in the Class B Exchange will receive notice of the Special Meeting and a proxy card with which they may vote upon the Reorganization.

     INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

     Joayne B. Hogoboom, the spouse of the Company's chairman and president, Donald K. Hogoboom, holds Class B Rights entitling her to convert such rights into 11,050 shares of

Company Class B Common Stock. Ms. Hogoboom's Class B Rights represent the right to acquire 33.33% of the Company Class B Common Stock. Edward P. Tepper, the father of a director of the Company, holds Class B Rights entitling him to convert such rights into 22,100 shares of Company Class B Common Stock. Mr. Tepper's Class B Rights represent the right to acquire 66.67% of the Company Class B Common Stock. Ms. Hogoboom and Mr. Tepper have agreed to vote their shares of Company Equity in favor of the Reorganization.

     BOARD OF DIRECTORS RECOMMENDATION

     Since approval, ratification and adoption of the Class B Exchange by a unanimous vote of the holders of the Company Class A Common Stock is a condition to the closing of the Reorganization, the Board of Directors of the Company unanimously recommends that the holders of the Company Class A Common Stock vote "FOR" approval, ratification and adoption of the Class B Exchange. See "Class B Exchange -- Required Vote; Management Recommendation."

     Holders of Company Class A Common Stock are requested to vote on Proposal 1 on the accompanying Proxy, and date, sign and return the Proxy promptly in the enclosed postage-paid envelope. Holders of Company Class A Common Stock are also requested to execute the enclosed Waiver and Release and return it along with the Proxy in the enclosed postage-paid envelope.

PROPOSED REORGANIZATION

     At the Special Meeting, the Company will ask its shareholders to consider and approve the Plan of Reorganization. The Plan of Reorganization provides for the merger of the Company into Val Cor, whereby Val Cor will be the surviving corporation, and for the merger of the Bank into Vectra Bank, with Vectra Bank being the surviving national banking association. See "Plan of Reorganization." A copy of the Plan of Reorganization is attached to this Proxy Statement/ Prospectus as Appendix A.

     REORGANIZATION CONSIDERATION

     The shares of Company Equity will be canceled on the Effective Date of the Reorganization and immediately converted into the right for Company shareholders to receive, in exchange for each share of Company Equity that they own, that number of shares of Zions Common Stock calculated by dividing 251,225 shares of Zions Common Stock by the total number of shares of Company Equity issued and outstanding as of the Effective Date of the Reorganization (the "Merger Consideration"). The Merger Consideration is subject to downward adjustment if Transaction Expenses (as defined) exceed $100,000.

     On _____________, 1998, the closing price of Zions Common Stock was $__________ per share. On that date, the Company had 82,816 shares of its Company Class A Common Stock and Class B Rights representing the right to acquire 33,150 shares of its Company Class B Common Stock issued and outstanding. Assuming that the Reorganization had been consummated on that date, and that Transaction Expenses had not exceeded $100,000, Company shareholders under such circumstances would be entitled to receive approximately 2.17 shares of Zions Common Stock for each share of Company Equity that they own or an equivalent market value of $___________ per share of Company Equity as of October , 1998. Because the Merger Consideration represents a variable amount, the precise exchange rate and the precise number of shares of Zions Common Stock that shareholders of the Company will receive for each share of Company Equity will not be known until the Effective Date. Further, due to a contingency whose resolution may result in the distribution of additional shares of Zions Common Stock to holders of Company Equity, as described in the second following paragraph, the total number of shares to be ultimately received by holders of Company Equity may not be known until after the third anniversary of the Effective Date.

     Zions will not issue fractional shares of its Common Stock in the Reorganization. Instead, each shareholder of the Company who is entitled to a fractional share of Zions Common Stock will receive an amount of cash equal to the product of such fraction times $47.125. Shareholders will have no further rights as shareholders with respect to the fractional shares. See "Plan of Reorganization -- Conversion of Company Equity."

     On and after the Effective Date, the Merger Consideration is subject to upward adjustment depending upon the satisfaction of a certain Company contingency. On the date that the parties entered into the Plan of Reorganization, the Company had a certain outstanding contingency that might not be resolved until after the Effective Date. To absorb the costs of that contingency, Zions will place 6,000 shares of Zions Common Stock in escrow on the Effective Date of the Reorganization. If after resolution of the contingency there remain any shares of Zions Common Stock in escrow, such shares would be distributed ratably to those persons who are holders of Company Equity as of the Effective Date. There is no assurance that after the contingency is fully satisfied any shares of Zions Common Stock will remain in escrow and be available for distribution to such holders of Company Equity. Shareholders should not vote in favor of the Reorganization based on an assumption that any of the 6,000 shares of Zions Common Stock placed in escrow will be available for distribution to them after resolution and satisfaction of the Company's subject contingency. See "Plan of Reorganization -- Existing Company Contingency."

     REASONS FOR THE REORGANIZATION

     Management and the Board of Directors of the Company believe that it is in the best interests of the Company and its shareholders for the Company to merge with Zions. In considering the Plan of Reorganization, the Board determined that the Zions offer would maximize value for the Company's shareholders, while providing a favorable structure for the transaction in which the Company's shareholders would receive readily marketable securities without recognizing taxable gain or loss upon the receipt of such securities (except for gain or loss recognized with respect to any cash received in the Reorganization). Further, the Board believes that the Reorganization will result in positive effects for the employees of the Company and the Bank, the customers of the Bank, and the community in which the Bank operates. See "Plan of Reorganization -- Background of and Reasons for the Reorganization" for a description of the factors considered by the Company's Board of Directors in determining to recommend the Plan of Reorganization to the Company's shareholders for their approval.

     For Zions, the Reorganization will provide an opportunity to further deepen its franchise in the Denver metropolitan area through its expansion into Westminster, Colorado. The combination of the different skills, resources and services offered by the Company and Zions, together with the additional skills and resources available in the broader Zions organization, will make the resulting banking group able to compete more effectively in its markets with other full-service financial institutions. See "Plan of Reorganization -- Background of and Reasons for the Reorganization."

     NO OPINION OF A FINANCIAL ADVISOR

     The Company's Board of Directors has not retained an independent financial advisor to evaluate the Merger Consideration offered to the Company's shareholders by Zions. However, management and the directors of the Company believe that the Merger Consideration to be paid pursuant to the Plan of Reorganization is fair to the shareholders of the Company from a financial point of view. See "Plan of Reorganization -- Background of and Reasons for the Reorganization."

     BOARD OF DIRECTORS RECOMMENDATION

     The Board of Directors of the Company unanimously believes that the Reorganization is in the best interests of the Company, its shareholders, and the employees and customers of the Bank and recommends that the shareholders of the Company vote "FOR" approval of the Plan of Reorganization. See "Plan of Reorganization -- Background of and Reasons for the Reorganization."

     Holders of shares of Company Class A Common Stock are requested to complete, date, and sign the accompanying Proxy and return it promptly in the enclosed postage-paid envelope. Holders of Class B Rights will receive a Proxy after they have executed and returned a Waiver and Release and the Class B Exchange has occurred.

         INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

         The Plan of Reorganization provides that, following the Reorganization, Thomas M. Jones, currently president and chief executive officer of the Bank, will become an executive officer of Vectra Bank. Mr. Jones will enter into an employment agreement with Vectra Bank effective as of the Effective Date. The Plan of Reorganization also provides that, following the Reorganization, Donald
K. Hogoboom, currently chairman and president of the Company and chairman of the Bank, will become a consultant of Vectra Bank. Mr. Hogoboom will enter into a consulting agreement with Vectra Bank effective as of the Effective Date. The Company's Board of Directors was aware of these interests when it considered and approved the Plan of Reorganization. See "Plan of Reorganization -- Interests of Certain Persons in the Transaction."

         TAX CONSEQUENCES

         The parties to the Reorganization intend that the Reorganization will be treated for federal income tax purposes as a tax-free reorganization. In a tax-free reorganization, Company shareholders will recognize no gain or loss upon the exchange of their shares of Company Equity for Zions Common Stock (except with respect to cash received by such shareholders in lieu of fractional shares). See "Plan of Reorganization -- Federal Income Tax Consequences of the Reorganization."

         DISSENTERS' RIGHTS

         Under Colorado law, shareholders of the Company are entitled to dissent from the Reorganization and to receive cash equal to the fair value for such shares in accordance with procedures established by Colorado law. Since exercise and preservation of dissenters' rights are conditioned on strict observance of the applicable sections of Colorado law, each Company shareholder who chooses to exercise dissenters' rights should consult and strictly observe the procedures set forth in the statute, a copy of which is attached as Appendix B to this Proxy Statement/Prospectus. Failure to follow the statutory provisions precisely may result in loss of such shareholder's dissenters' rights under Colorado law. See "Plan of Reorganization -- Rights of Dissenting Shareholders" and Appendix B to this Proxy Statement/ Prospectus.

         CONDITIONS TO THE REORGANIZATION; REGULATORY APPROVAL

         Consummation of the Reorganization is subject to satisfaction of a number of conditions, including (i) obtaining unanimous approval of the Class B Exchange from the holders of the Company Class A Common Stock, (ii) obtaining requisite approval of the Plan of Reorganization from the Company shareholders,
(iii) receipt of Waivers and Releases from each of the holders of Company Class A Common Stock and of Class B Rights, (iv) obtaining regulatory approvals or waivers from the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of San Francisco acting under authority delegated to it by the Board of Governors of the Federal Reserve System (collectively, the "Board of Governors"), the Office of the Comptroller of the Currency (the "Comptroller"), the Commissioner of Financial Institutions of the State of Utah (the "Commissioner"), and the Colorado State Banking Board (the "State Banking Board"), (v) receipt of an opinion with respect to certain federal income tax consequences of the Reorganization, (vi) the absence of any material adverse change with respect to the operations and financial condition of the Company,
(vii) receipt of an opinion that the Reorganization will be treated for accounting purposes as a pooling-of-interests, and (viii) the satisfaction of other customary closing conditions. The requisite regulatory approvals or waivers have [NOT YET] been obtained. See "Plan of Reorganization -- Conditions to the Reorganization; Government Approvals."

         EFFECTIVE DATE OF THE REORGANIZATION

         If the holders of Company Class A Common Stock and Company Class B Common Stock approve the Plan of Reorganization, the parties expect that the Reorganization will become effective in the [FOURTH] quarter of 1998. However, there can be no assurance that all conditions necessary to consummation of the Reorganization will be satisfied or, if satisfied, that they will be satisfied in time to permit the Reorganization to become effective at the anticipated time. See "Plan of Reorganization -- Effective Date of the Reorganization."

         ACCOUNTING TREATMENT

         The parties expect the Reorganization to qualify as a "pooling-of-interests" in accordance with Accounting Principles Board Opinion No. 16, which means that the companies will be treated for accounting purposes as if they had always been combined. As a condition to closing, the Plan of Reorganization requires receipt by Zions of a written opinion that the Reorganization will qualify for pooling-of-interests accounting treatment. See "Plan of Reorganization -- Accounting Treatment."

         SELECTED FINANCIAL INFORMATION

         The following table provides certain unaudited historical financial information for Zions and the Company. This information is based on the respective historical financial statements of Zions incorporated in this Proxy Statement/Prospectus by reference and of the Company which are included in this Proxy Statement/Prospectus. Shareholders of the Company should read the financial statements and the related notes with respect to Zions and the Company. With respect to pro forma combined financial information for Zions giving effect to the Reorganization using the pooling-of-interests method of accounting, see "Comparative Per Share Data," below.

                                           Six Months Ended
                                               June 30,                                    Year Ended December 31,
                                              ----------                                  ------------------------
                                            1998         1997           1997        1996          1995          1994           1993
                                            ----         ----           ----        ----          ----          ----           ----
                                                                    (In Thousands, Except Per Share Amounts)
ZIONS
Earnings
  Net interest income................  $   231,341   $  185,243    $  351,799   $  289,166   $  233,547    $  198,606   $  174,657
  Provision for loan losses..........        6,741        3,710         6,175        4,640        3,000         2,181        2,993
  Net income.........................       75,157       64,836       122,362      107,423       82,385        63,827       58,205

Per Share
  Net income (basic).................  $      1.04   $     0.94    $     1.92   $     1.70   $     1.39    $     1.11   $     1.03
  Net income (diluted)...............         1.03         0.91          1.89         1.68         1.37          1.09         1.02
  Cash Dividends.....................         0.26         0.23          0.47        0.425       0.3525          0.29        0.245

Statement of Condition at Period End
  Assets.............................  $11,780,537   $9,696,279    $9,521,770   $7,116,413   $6,095,515    $4,934,095   $4,801,054
  Deposits...........................    8,312,094    6,529,716     6,854,462    5,119,692    4,511,184     3,705,976    3,432,289
  Long-term debt.....................      386,243      263,246       258,566      251,620       56,229        58,182       59,587
  Shareholders' equity...............      924,645      704,498       655,460      554,610      469,678       365,770      312,592

CITIZENS
Earnings
  Net interest income................  $     1,201   $    1,127    $    2,314   $    2,277   $    2,179    $    2,064   $    1,910
  Provision for loan losses..........          (20)          --            --           --           --            --         (64)
  Net income.........................          345          337           710          721          632           569          689

Per Share
  Net income (basic).................  $      4.17   $     4.07    $     8.58   $     8.70   $     7.62    $     6.59   $     7.99
  Net income (diluted)...............         2.98         3.07          6.45         6.54         5.82          5.03         6.00
  Cash Dividends.....................         2.13         0.85          1.70         1.70         0.85            --           --


                                           Six Months Ended
                                               June 30,                                    Year Ended December 31,
                                              ----------                                  ------------------------
                                          1998           1997        1997           1996          1995          1994           1993
                                          ----           ----        ----           ----          ----          ----           ----
                                                                 (In Thousands, Except Per Share Amounts)
Statement of Condition at Period End
 Assets..............................    $50,185       $45,431      $48,622       $45,715       $43,627        $41,329       $39,034
 Deposits............................     44,038        39,770       42,669        39,696        38,155         37,094        34,805
 Shareholders' equity................      5,805         4,665        4,980         4,404         3,831          3,328         2,907






COMPARATIVE PER SHARE DATA

         The  following  unaudited  pro  forma  combined  financial  information reflects the application of the pooling-of-interests method of accounting. Shareholders of the Company should read the following tables in conjunction with the financial information of Zions as incorporated in this Proxy Statement/Prospectus by reference to other documents and of the Company as included in this Proxy Statement/Prospectus. The tables show comparative historical per common share data for Zions and the Company (separately and pro forma combined) and equivalent pro forma per share data for the Company. The following historical data are based on the respective historical financial statements  of  Zions  incorporated  in  this  Proxy  Statement/  Prospectus  by reference and of the Company included in this Proxy Statement/ Prospectus and should be read in conjunction with such financial statements and such information and the related notes to each. The pro forma data in the table, presented as of and for each of the years in the three year period ended December 31, 1997, and as of and for the six months ended June 30, 1998, are presented for comparative and illustrative purposes only. These data are not necessarily indicative of the combined financial position or results of operations in the future or what the combined financial position or results of operations would have been had the Reorganization been consummated during the period or as of the date for which the information in the table is presented.

                                                     Historical                                    Pro Forma
                                             --------------------------            ---------------------------------------
                                                                                   Zions and Citizens   Zions and Citizens
                                                                                       Pro Forma          Equivalent
Per Common Share                             Zions             Citizens              Combined(4)          Pro Forma(5)
----------------                             -----             --------              -----------          ------------
NET INCOME (DILUTED)(1)
For the six months ended:
       June 30, 1998                     $ 1.03                   $2.98              $1.03                  $2.24

For the years ended:
        December 31, 1997                $ 1.89                   $6.45              $1.90                  $4.12
        December 31, 1996                  1.68                    6.54               1.69                   3.67
        December 31, 1995                  1.37                    5.82               1.38                   2.99


CASH DIVIDENDS(2)
For the six months ended:
        June 30, 1998                    $ 0.26                   $2.13              $0.26                  $0.56

For the years ended:
        December 31, 1997                $ 0.47                   $1.70              $0.47                  $1.02
        December 31, 1996                  0.425                   1.70               0.425                  0.92
        December 31, 1995                  0.3525                  0.85               0.3525                 0.76


BOOK VALUE(3)
As of:
      June 30, 1998                      $12.32                   $50.06             $12.36                $26.82
      December 31, 1997                   10.25                    60.13              10.30                 22.35
      December 31, 1996                    8.72                    53.15               8.78                 19.05
      December 31, 1995                    7.46                    46.23               7.52                 16.32

--------------------

(1) Net income per share is based on weighted average common and common equivalent shares outstanding. (2) While Zions is not obligated to pay cash dividends, the Board of Directors presently intends to continue its policy of paying quarterly dividends. Future dividends will depend, in part, upon the earnings and financial condition of Zions. Pro forma cash dividends per share represent historical cash dividends of Zions.

(3) Book value per common share is based on total period-end shareholders' equity.

(4) Pro forma combined net income per share represents historical net income of Zions and the Company computed using historical weighted average common and common equivalent shares of Zions adjusted by imputed common and common equivalent shares which will be issued in the transaction. Pro forma combined book value per share represents historical total shareholders' equity of Zions and the Company computed using Zions' historical common shares outstanding adjusted by imputed common shares which will be issued in the transaction.

(5) Pro forma equivalent amounts are computed by multiplying the pro forma combined amounts by the exchange ratio of one share of Company Equity for approximately 2.17 shares of Zions Common Stock, which would have been the applicable exchange ratio had the Merger Consideration equaled 251,225 shares.

RECENT DEVELOPMENTS

      On May 26, 1998, Zions and FP Bancorp, Inc. ("FP Bancorp"), the parent company of First Pacific National Bank ("First Pacific") completed their merger, whereby FP Bancorp merged with and into Zions. FP Bancorp shareholders received 1,956,240 shares of Zions Common Stock at closing. First Pacific had approximately $359 million in assets in eight offices in San Diego and Riverside Counties, California. On June 19, 1998, First Pacific merged with and into Grossmont Bank, with Grossmont being the surviving banking corporation. The merger was accounted for as a pooling-of-interests.

      Zions and SBT Bancshares, Inc. ("SBT"), the holding company of State Bank and Trust of Colorado Springs ("SBTCS"), completed their merger on May 29, 1998. SBT merged with and into Val Cor Bancorporation, Inc. ("Val Cor"), a wholly-owned subsidiary of Zions, in exchange for 546,403 shares of Zions Common Stock. SBTCS and Vectra Bank Colorado, National Association, a wholly-owned subsidiary of Val Cor, consolidated to form a new national banking association named Vectra Bank Colorado, National Association ("Vectra Bank"). SBTCS operated through two banking offices in Colorado Springs, Colorado. At December 31, 1997, SBT had assets of $86 million. The merger was accounted for as a pooling-of-interests.

      On May 29, 1998, Zions and Routt County National Bank Corporation ("Routt"), the holding company of First National Bank of Colorado ("FNBC"), completed their merger, whereby Routt merged with and into Val Cor and FNBC merged with and into Vectra Bank. At closing, Zions issued 650,000 shares of its Common Stock to the former shareholders of Routt. FNBC operated through two banking offices in Steamboat Springs, Colorado. At December 31, 1997, Routt had assets of $93 million. The merger was accounted for as a pooling-of-interests.

      On August 28, 1998, Zions completed its acquisition of Kersey Bancorp, a Colorado corporation ("Kersey") and its wholly-owned subsidiary, Independent Bank, a commercial bank organized under Colorado law ("Independent"). Upon completion of this transaction, Kersey merged with and into Val Cor with Val Cor being the surviving corporation, and Independent merged with and into Vectra Bank, with Vectra Bank being the surviving national banking association. As of March 31, 1998, Kersey had consolidated assets of approximately $144.3 million, consolidated deposits of approximately $133.2 million, loans of approximately $112.3 million, and shareholders' equity of approximately $8.5 million. Independent conducted its commercial banking operations through seven offices in Larimer, Logan, Morgan, and Weld Counties, Colorado. Zions issued 620,000 shares of its Common Stock to the former Kersey shareholders upon completion of the transaction, which was accounted for as a pooling-of-interests.

      On August 31, 1998, Zions completed its acquisition of Eagle Holding Company, a Colorado corporation ("Eagle"), and its wholly-owned subsidiary Eagle Bank, a Colorado- chartered commercial bank ("Eagle Bank"). Upon completion of this transaction, Eagle merged with and into Val Cor with Val Cor being the surviving corporation, and Eagle Bank merged with and into Vectra Bank with Vectra Bank being the surviving national banking association. Eagle Bank conducted a commercial banking business through one office in Broomfield, Boulder County, Colorado. As of March 31, 1998, Eagle had consolidated assets of approximately $40.8 million, consolidated deposits of approximately $37.5 million, loans of approximately $27.5 million, and shareholders' equity of approximately $2.9 million. Upon completion of this transaction, Zions issued to the former shareholders of Eagle 230,000 shares of its Common Stock. The transaction was accounted for as a pooling-of-interests.

      On September 8, 1998, Zions completed its acquisition of The Commerce Bancorporation, a Washington corporation ("Commerce"), whereby Commerce merged with and into Zions with Zions being the surviving corporation. Commerce conducted its commercial banking operations in one office in Seattle, Washington, through its wholly-owned subsidiary,

The Commerce Bank of Washington, National Association, a commercial bank organized under the laws of the United States ("CBW"). Upon completion of this transaction, CBW became a wholly-owned subsidiary of Zions. As of March 31, 1998, Commerce had consolidated assets of approximately $330.2 million, consolidated deposits of approximately $245.3 million, loans of approximately $151.0 million, and shareholders' equity of approximately $24.5 million. Zions issued 1,938,927 of its shares of Common Stock to the former shareholders of Commerce upon completion of the transaction, which was accounted for as a pooling-of-interests.

      On October 1, 1998, Zions and Sumitomo Bank of California ("Sumitomo") completed their merger whereby Sumitomo merged with and into a subsidiary of Zions, Grossmont Bank, which has been renamed California Bank and Trust. Zions paid approximately $546 million in cash for Sumitomo. California Bank and Trust, with California assets of over $6 billion and 70 banking offices in California, ranks as the fifth largest commercial bank in the state. Zions financed the purchase through a combination of existing resources, the sale of a minority interest in Sumitomo, and the proceeds from the issuance of shares of Zions Common Stock. The acquisition was accounted for as a purchase. Upon completion of the merger, Zions named Robert Sarver, chairman of Grossmont prior to the Sumitomo merger and a director of Zions, as chief executive officer of California Bank and Trust. In order to provide an appropriate incentive to Mr. Sarver to expand Zions' California franchise, Zions has sold him a portion of Sumitomo at Zions' cost basis; he controls 5% of California Bank and Trust at a purchase price of approximately $34 million. Zions has retained the exclusive right to repurchase this ownership interest.

      On May 14, 1998, Zions, Val Cor, and Vectra Bank (successor-in-interest to Bank Colorado, National Association) entered into an agreement with Mountain Financial Holding Company, a Colorado corporation ("Mountain") and its wholly-owned subsidiary Mountain National Bank, a commercial bank organized under the laws of the United States ("Mountain Bank"). Upon completion of this transaction, Mountain will merge with and into Val Cor with Val Cor being the surviving corporation, and Mountain Bank will merge with and into Vectra Bank, with Vectra Bank being the surviving national banking association. Mountain Bank conducts a commercial banking business through two offices in Woodland Park and Cripple Creek, Teller County, Colorado. As of June 30, 1998, Mountain had consolidated assets of approximately $90.8 million, consolidated deposits of approximately $81.8 million, loans of approximately $54.3 million, and shareholders' equity of approximately $8.4 million. Upon completion of this transaction, which is expected to be accounted for as a pooling-of-interests, Zions will issue to the shareholders of Mountain 608,000 shares of its Common Stock. The transaction is expected to close in the fourth quarter of 1998.

           CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING INFORMATION

      Please note that certain statements in this Proxy Statement/Prospectus (including information included or incorporated by reference) are not based on historical facts, but are forward-looking statements, within the meaning of
Section 27A of the Securities Act of 1933, as amended, that are based upon numerous assumptions about future conditions that could prove to be inaccurate. Actual events, transactions and results may materially differ from the anticipated events, transactions or results described in such statements. Zions' ability to consummate such transactions and achieve such events or results is subject to certain risks and uncertainties. Such risks and uncertainties include, but are not limited to, the existence of demand for and acceptance of Zions' products and services, regulatory approvals and developments, economic conditions, the impact of competition and pricing, results of financing efforts and other factors affecting Zions' business that are beyond Zions' control. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of Zions' loan and investment portfolios, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental and technological factors affecting Zions' operations, markets, products, services and prices.

                       WHERE YOU CAN FIND MORE INFORMATION

      This Proxy Statement/Prospectus constitutes the Prospectus portion of a registration statement (the "Registration Statement") that Zions has filed with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933 (the "Securities Act") covering the shares of Zions Common Stock issuable in the Reorganization. As permitted by the rules and regulations of the SEC, this Proxy Statement/Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. The statements contained in this Proxy Statement/Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are of necessity brief descriptions and are not necessarily complete. Each such statement is qualified in its entirety by reference to the copy of such contract or document filed as an exhibit to the Registration Statement. You can inspect the Registration Statement and its exhibits at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., and you can obtain copies of such material at prescribed rates by mail addressed to the SEC, Public Reference Section, Washington, D.C. 20549.

      Zions is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). Zions files annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect and copy such reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C.; and at the following regional offices of the
SEC: 7 World Trade Center, Suite 1300, New York, NY 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of such material at prescribed rates by mail addressed to the SEC, Public Reference Section, Washington, D.C. 20549. The public may obtain information on the operations of the Public Reference Room by calling the SEC at 800/SEC-0330. Zions Common Stock is quoted on the Nasdaq National Market ("Nasdaq-NMS"). You can inspect such reports, proxy statements and other information at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. The SEC maintains a Web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

      No  person  is  authorized  to  give  any   information  or  to  make  any
representation   that  is  different  from  what  is  contained  in  this  Proxy
Statement/Prospectus and, if given or made, any such information or representation should not be relied upon as having been authorized by Zions or the Company. This Proxy Statement/Prospectus does not constitute an offer to sell securities or a solicitation of an offer to purchase securities by any person in any state in which such offer or solicitation is not authorized by that state's laws or in which the person making such offer or solicitation is not qualified to make the same. Neither the delivery of this Proxy Statement/ Prospectus at any time nor the distribution of Zions Common Stock to Company shareholders shall imply that the information in this Proxy Statement/Prospectus is correct as of any time subsequent to its date.

      Zions has supplied the information contained in this Proxy Statement/Prospectus with respect to Zions. The Company has supplied the information contained in this Proxy Statement/ Prospectus with respect to the Company. Neither Zions nor the Company warrants the accuracy or completeness of information relating to the other.

      THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE CERTAIN DOCUMENTS RELATING TO ZIONS WHICH ARE NOT PRESENTED IN THIS DOCUMENT OR DELIVERED WITH THIS PROXY STATEMENT/PROSPECTUS, INCLUDING CERTAIN EXHIBITS TO THE PLAN OF REORGANIZATION (AS DESCRIBED IN THIS DOCUMENT). COPIES OF SUCH DOCUMENTS ARE AVAILABLE UPON REQUEST AND WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROXY STATEMENT/PROSPECTUS HAS BEEN DELIVERED. REQUESTS FOR ZIONS DOCUMENTS SHOULD BE DIRECTED TO ZIONS BANCORPORATION, ONE SOUTH MAIN, SUITE 1380, SALT LAKE CITY, UTAH 84111, ATTENTION: DALE M. GIBBONS, EXECUTIVE VICE PRESIDENT, (TELEPHONE: 801/524-4787). IN ORDER TO ENSURE TIMELY DELIVERY OF ZIONS DOCUMENTS, YOU SHOULD MAKE YOUR REQUEST NOT LATER THAN , 1998.

                    ZIONS DOCUMENTS INCORPORATED BY REFERENCE

      SEC regulations allow Zions to "incorporate by reference" information into this Proxy Statement/Prospectus, which means that Zions can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Proxy Statement/Prospectus, except for any information superseded by information in this Proxy Statement/Prospectus. Zions incorporates by reference in this Proxy Statement/Prospectus the following documents that it previously filed with the SEC pursuant to the Exchange Act: (a) Zions' Annual Report on Form 10-K for the year ended December 31, 1997; (b) Zions' Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998; (c) Zions' Current Reports on Form 8-K filed by Zions on February 6, 1998, April 3, 1998, April 15, 1998, and May 18, 1998, as amended on May 27, 1998; (d) the description of Zions Common Stock which is contained in Zions' registration statement on Form 10, and any amendment or report filed to update such description; and (e) the description of the Zions Rights Plan (see "Comparison of the Rights of Shareholders of Zions and the Company -- Shareholder Rights Plan," below) contained in Zions' registration statement on Form 8-A dated October 10, 1996, and any amendment or report filed to update such description.

      Any Company shareholder who wishes to obtain copies of any Zions document incorporated by reference in this document may do so by following the instructions under the section titled "Where You Can Find More Information," above.

      Zions further incorporates by reference in this Proxy Statement/Prospectus all documents filed by it with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the Effective Date. Such incorporated documents shall be deemed a part of this document from the date of filing of such documents. Any statement contained in this document or in a document incorporated or deemed to be incorporated by reference in this document shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained in this document or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this document modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

                               THE SPECIAL MEETING

DATE, TIME, AND PLACE

      This Proxy Statement/Prospectus is being furnished to the shareholders of the Company in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Company's Special Meeting of Shareholders to be held on _______________, 1998 at 3300 West 72nd Avenue, Westminster, Colorado at 1:00 p.m., local time, or at any adjournments or postponements thereof.

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

      At the Special Meeting, the holders of Company Class A Common Stock will be asked to consider and vote upon a proposal to approve, ratify and adopt the Class B Exchange, and to transact such other business as may properly come before the Special Meeting or any adjournments or postponements of the Special Meeting. The holders of Company Class A Common Stock and the holders of Company Class B Common Stock will be asked to consider and vote upon a proposal to approve and adopt the Plan of Reorganization and the transactions contemplated thereby.

      THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY APPROVED THE CLASS B EXCHANGE AND THE PLAN OF REORGANIZATION AND RECOMMENDS THAT THE HOLDERS OF CLASS A COMMON STOCK VOTE "FOR" APPROVAL OF THE CLASS B EXCHANGE AND THAT THE HOLDERS OF CLASS A COMMON STOCK AND CLASS B COMMON STOCK VOTE "FOR" APPROVAL OF THE PLAN OF REORGANIZATION.

RECORD DATES; VOTING RIGHTS

      Holders of Company Class A Common Stock, as reflected on the Company's stock transfer records as of the close of business on , 1998, are entitled to notice of and to vote at the Special Meeting or any postponements or adjournments of the Special Meeting. On the Record Date, 82,816 shares of Company Class A Common Stock were outstanding, held by 35 shareholders of record. Holders of Company Class B Common Stock, as reflected on the Company's stock transfer records as of the close of business on the date of the Class B Exchange, will be entitled to notice of and to vote on the Reorganization at the Special Meeting or any postponements or adjournments of the Special Meeting. Two persons hold all Class B Rights, which represent the right to receive a total of 33,150 shares of Company Class B Common Stock. Each share of Company Class A Common Stock entitles its holder to one vote on the proposal to approve, ratify and adopt the Class B Exchange and one vote on the proposal to approve the Plan of Reorganization. Each share of Company Class B Common Stock entitles its holder to one vote on the proposal to approve the Plan of Reorganization. See "Class B Exchange -- Required Vote; Management Recommendation" and "Plan of Reorganization -- Required Vote; Management Recommendation."

QUORUM; VOTE REQUIRED FOR APPROVAL

      The Plan of Reorganization requires that holders of Company Class A Common Stock vote upon the Class B Exchange as described herein. The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of Company Class A Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting for purposes of voting on the Class B Exchange. Under Colorado law, approval of the Class B Exchange requires that more shares of Company Class A Common Stock must be voted in favor of the proposal to approve, ratify and adopt the Class B Exchange than shares voted against the proposal. In order to satisfy a condition of Zions' obligation to participate in the Reorganization, however, the vote of the holders of the issued and outstanding shares of Company Class A Common Stock must be unanimous. The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of Company Class A Common Stock entitled to vote at the Special Meeting and the presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of Company Class B Common Stock entitled to vote at the Special Meeting are necessary to constitute respective quorums at the Special Meeting for purposes of voting on the Plan of Reorganization. Approval of the Plan of Reorganization requires the affirmative vote of two-thirds of the outstanding shares of Company Class A Common Stock and the affirmative vote of two-thirds of the outstanding shares of Company Class B Common Stock entitled to vote at the Special Meeting. A failure to vote, an abstention, or a broker non-vote of shares held in street name will have the same legal effect as a vote against approval of the Plan of
Reorganization. Additionally, a failure to vote, an abstention, or a broker non-vote of shares held in street name with respect to the Class B Exchange will cause the failure of a condition precedent to the Reorganization. See "Class B Exchange -- Required Vote; Management Recommendation" and "Plan of Reorganization --Required Vote; Management Recommendation."

VOTING AND REVOCATION OF PROXIES

      Shareholders may vote at the Special Meeting either in person or by proxy. All properly executed Proxies that are entitled to vote on a matter which have not been previously revoked will be voted at the Special Meeting, or any postponements or adjournments of the Special Meeting, in accordance with the instructions on the Proxy. Properly executed Proxies which contain no voting instructions which are returned by holders of shares of Company Class A Common Stock that are entitled to vote on a matter will be voted in favor of approval of the Class B Exchange and the Plan of Reorganization. Properly executed Proxies which contain no voting instructions which are returned by holders of shares of Company Class B Common Stock entitled to vote on a matter will be voted in favor of approval of the Plan of Reorganization. As to any other matter brought before the Special Meeting and submitted to a shareholder vote, Proxies will be voted in accordance with the best judgment of the named proxy holders. The Board of Directors is not aware of any other matters that might be presented at the Special Meeting.

      A shareholder who has executed and returned a Proxy may revoke it at any time before it is voted by filing with the Secretary of the Company written notice of such revocation or a later dated and properly executed Proxy or by attending the Special Meeting and voting in person. Attendance at the Special Meeting will not, of itself, constitute a revocation of a Proxy.

SOLICITATION OF PROXIES

      In addition to solicitation by mail, directors, officers and employees of the Company may solicit Proxies from the shareholders of the Company in person or by telephone or otherwise for no additional compensation. The Company will pay all expenses in connection with the printing and delivery of the proxy soliciting materials to the Company shareholders for the Special Meeting.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      As of ______________, 1998, certain directors and executive officers of the Company, the spouse of an executive officer and a director, and the father of a director, together with their affiliated entities, beneficially owned 56,380 shares of Company Class A Common Stock, or approximately 68.1% of the outstanding shares of such stock, and Class B Rights representing the right to receive all 33,150 shares of Company Class B Common Stock. As an inducement to Zions to enter into the Plan of Reorganization, these persons entered into agreements with Zions, under which they have agreed, in their capacity as shareholders, to vote their shares in favor of the Plan of Reorganization. See "Plan of Reorganization -- Voting Agreements" and "Information Concerning the Company and the Bank -- Stockholdings of Directors, Officers and Certain Others."

                                CLASS B EXCHANGE

      This section of the Proxy Statement/Prospectus describes certain important aspects of the Class B Exchange. The following description is not complete and is qualified in its entirety by reference to the Plan of Reorganization, which is attached as Appendix A to this Proxy Statement/Prospectus. Certain exhibits to the Plan of Reorganization which have a direct bearing on the Class B Exchange have been filed with the SEC as an exhibit to the Registration Statement. Such exhibits to the Plan of Reorganization are incorporated into this Proxy Statement/Prospectus by reference to such filing and are available upon request to Dale M. Gibbons, Executive Vice President, Zions Bancorporation. See "Where You Can Find More Information" and Appendix A to this Proxy Statement/Prospectus.

BACKGROUND

      On December 13, 1989, the Board of Directors of the Company authorized the issuance of Four Year Mandatory Convertible Debentures Due 1993 in the aggregate amount of $600,000, convertible into an aggregate of 33,150 shares of Company Class B Common Stock (the "Company Debentures"). On December 20, 1989, the Company issued the Company Debentures and on December 13, 1993, the holders of the Company Debentures extended the term of the Company Debentures for an additional four years. The terms of the Company Debentures permitted the extension of the term of the Company Debentures.

      On January 20, 1990, the holders of the Company's common stock (prior to the establishment of the Company Class A Common Stock) approved an amendment to the Company's articles of incorporation authorizing the Company Class B Common Stock (and designating the Company's common stock as the Company Class A Common Stock). However, the amendment to the articles of incorporation was not filed with the Secretary of State of Colorado until July 17, 1998. Prior to the filing of the amendment with the Secretary of State, the holders of the Company Debentures purportedly converted the Company Debentures into Company Class B Common Stock. Because the amendment to the articles of incorporation was not filed with the Secretary of State at the time of the conversion, the conversion was legally invalid.

CLASS B EXCHANGE

      The parties to the Plan of Reorganization recognize that the former holders of the Company Debentures have certain contractual rights to acquire equity in the Company in the form and substance equivalent to the Company Class B Common Stock (the "Class B Rights").

Pursuant to the Plan of Reorganization, the holders of Company Class A Common Stock will consider and vote upon approval, ratification and adoption of the exchange of Class B Rights for 33,150 shares of Company Class B Common Stock (the "Class B Exchange"). The Plan of Reorganization requires the unanimous vote of the Company Class A Common Stock as a condition precedent to the Reorganization.

      The Company is soliciting Waivers and Releases from the holders of Company Class A Common Stock, in favor of the Company and the holders of the Company Class B Common Stock and from the holders of Company Class B Common Stock, in favor of the Company. The Class B Exchange is expected to take place following the receipt of the Waivers and Releases from the holders of Company Class B Common Stock described below under " -- Waivers and Releases." Once the Class B Exchange has taken place, holders of Company Class B Common Stock will be entitled to notice of and to vote on the Reorganization at the Special Meeting or any postponement or adjournments of the Special Meeting.

CONDITIONS TO THE OBLIGATIONS OF ZIONS, VAL COR AND VECTRA BANK UNDER THE PLAN OF REORGANIZATION

      The obligations of Zions, Val Cor and Vectra Bank under the Plan of Reorganization are subject to the satisfaction of certain conditions prior to the Effective Date of the Reorganization. Conditions that must be satisfied include the following: (i) the Company's board of directors must authorize the Class B Exchange and obtain executed Waivers and Releases from each of the holders of the Company Class A Common Stock prior to the Effective Date and from each of the holders of Company Class B Rights prior to or contemporaneously with the Class B Exchange; and (ii) the holders of the Company Class A Common Stock must unanimously approve, ratify and adopt the Class B Exchange. The Plan of Reorganization requires that the Class B Exchange shall have occurred not later than twenty business days prior to the Special Meeting.

WAIVERS AND RELEASES

      The Plan of Reorganization requires that all of the holders of Company Class A Common Stock and all of the holders of Class B Rights execute certain Waivers and Releases in the form provided by the Plan of Reorganization. By executing the Waivers and Releases required of them, holders of Company Class A Common Stock will relinquish all rights to contest (i) the validity of the Company Class B Common Stock; (ii) the Class B Exchange, and (iii) the payment and timing of the payment of dividends to the holders of Class B Rights and the Company Class B Common Stock from December 10, 1997 until the Effective Date of the Reorganization. By executing the Waivers and Releases required of them, holders of Class B Rights will relinquish all rights to contest (i) the adequacy of the Class B Exchange to honor the full rights of the holders of Company Debentures and Class B Rights; and (ii) the payment and timing of the payment of dividends to the holders of Class B Rights and the Company Class B Common Stock from December 10, 1997 until the Effective Date of the Reorganization.

      Holders of Company Class A Common Stock are requested to execute and return the enclosed Waiver and Release with their completed and executed Proxies. If any holders of Company Class A Common Stock do not return their executed Waivers and Releases with their Proxies, they must return their Waivers and Releases no later than the Effective Date of the Reorganization. AS A CONDITION TO THE REORGANIZATION, EACH HOLDER OF COMPANY CLASS A COMMON STOCK MUST RETURN AN EXECUTED WAIVER AND RELEASE PRIOR TO THE EFFECTIVE DATE. THEREFORE, HOLDERS OF COMPANY CLASS A

COMMON STOCK ARE STRONGLY ENCOURAGED TO RETURN THEIR EXECUTED WAIVERS AND RELEASES WITH THEIR PROXIES IN THE ENCLOSED PRE-ADDRESSED ENVELOPE.

      HOLDERS OF CLASS B RIGHTS MUST EXECUTE AND RETURN THEIR WAIVERS AND RELEASES NO LATER THAN _____________ 1998. Upon receipt of an executed Waiver and Release, from each holder of Class B Rights, the Company will conduct the Class B Exchange. THE EXECUTION AND RETURN OF WAIVERS AND RELEASES BY ALL HOLDERS OF CLASS B RIGHTS IS A CONDITION TO THE CLASS B EXCHANGE. THEREFORE, IT IS EXTREMELY IMPORTANT THAT EACH HOLDER OF CLASS B RIGHTS RETURN AN EXECUTED WAIVER AND RELEASE BY _________________ 1998 IN THE ENCLOSED PRE-ADDRESSED ENVELOPE. Holders of Class B Rights are not permitted to vote on the Reorganization until after the Class B Exchange has occurred. Once the Class B Exchange has occurred, persons who received Company Class B Common Stock in the Class B Exchange will receive notice of the Special Meeting and a proxy card with which they may vote upon the Reorganization.

       INTERESTS OF CERTAIN PERSONS IN THE CLASS B EXCHANGE

      Joayne B. Hogoboom, the spouse of the Company's chairman and president, Donald K. Hogoboom, holds Class B Rights entitling her to convert such rights into 11,050 shares of Company Class B Common Stock. Ms. Hogoboom's Class B Rights represent the right to acquire 33.33% of the Company Class B Common Stock to be issued and outstanding following the Class B Exchange. Edward P. Tepper, the father of a director of the Company, has Class B Rights entitling him to convert such rights into 22,100 shares of Company Class B Common Stock. Mr. Tepper's Class B Rights represent the right to acquire 66.67% of the Company Class B Common Stock to be issued and outstanding following the Class B Exchange. Together, Ms. Hogoboom and Mr. Tepper will own 100% of the issued and outstanding shares of Company Class B Common Stock upon issuance of such stock. At the Special Meeting, the holders of the Company Class B Common Stock will vote as a separate class with respect to approval of the Plan of Reorganization. Ms. Hogoboom and Mr. Tepper have agreed that they will vote their shares of Company Class B Common Stock in favor of the Plan of Reorganization.

REQUIRED VOTE; MANAGEMENT RECOMMENDATION

      The Plan of Reorganization requires that holders of Company Class A Common Stock vote upon the Class B Exchange as described herein. Under Colorado law, approval, ratification and adoption of the Class B Exchange requires that more shares of Company Class A Common Stock entitled to vote at the Special Meeting must be voted in favor of the proposal to approve, ratify and adopt the Class B Exchange than are voted against the proposal. In order to satisfy a condition to Zions' obligation to participate in the Reorganization, however, the vote of the holders of the issued and outstanding shares of Company Class A Common Stock must be unanimous. Because the Plan of Reorganization requires the unanimous approval of the holders of Company Class A Common Stock, a failure to vote, an abstention, or a broker non-vote of shares held in street name will have the same legal effect as a vote against the Class B Exchange and could result in the Plan of Reorganization not being effected. Since approval, ratification and adoption of the Class B Exchange by a unanimous vote of the holders of the
Company Class A Common Stock is a condition to the closing of the Reorganization, the Board of Directors of the Company unanimously recommends that the holders of Company Class A Common Stock vote "FOR" approval, ratification and adoption of the Class B Exchange. The Board of Directors of the Company urges each holder of Company Class A Common Stock to vote on Proposal 1 on the enclosed Proxy, and date, sign and return the Proxy to ensure that his or her shares are represented at the Special Meeting.

                             PLAN OF REORGANIZATION

      This section of the Proxy Statement/Prospectus describes certain important aspects of the Plan of Reorganization. The following description is not complete and is qualified in its entirety by reference to the Plan of Reorganization, which is attached as Appendix A to this Proxy Statement/Prospectus. Certain exhibits to the Plan of Reorganization have been filed with the SEC as an exhibit to the Registration Statement. Such exhibits to the Plan of
Reorganization are incorporated into this Proxy Statement/Prospectus by reference to such filing and are available upon request to Dale M. Gibbons, Executive Vice President, Zions Bancorporation. See "Where You Can Find More Information" and Appendix A to this Proxy Statement/Prospectus.

THE REORGANIZATION

      On the Effective Date, the Plan of Reorganization provides for the merger of the Company into Val Cor, with Val Cor being the surviving corporation (the "Holding Company Merger"), and for the merger of the Bank into Vectra Bank, with Vectra Bank being the surviving national banking association (the "Bank Merger"). "Effective Date" means the date when all required conditions set forth in the Plan of Reorganization have been fulfilled and when the Reorganization shall have been consummated. For a detailed definition of "Effective Date," see
Article 2 of the Plan of Reorganization, attached hereto as Appendix A.

      On the Effective Date of the Reorganization, Company shareholders will receive, in exchange for each share of Company Equity that they own, that number of shares of Zions Common Stock calculated by dividing the Merger Consideration of 251,225 shares of Zions Common Stock by the total number of shares of Company Equity issued and outstanding as of the Effective Date of the Reorganization, subject to downward adjustment if Transaction Expenses exceed $100,000. The 115,966 shares of Company Equity will be canceled and immediately converted into the right for Company shareholders to receive approximately 2.17 shares of Zions Common Stock for each share of Company Equity owned. If Transaction Expenses determined on a pre-tax basis in accordance with generally accepted accounting principles exceed $100,000, then the Merger Consideration shall be the difference between 251,225 and the number calculated by dividing such excess, net of any associated tax benefit, by $47.125. "Transaction Expenses" means all expenses incurred from January 1, 1998 through the Effective Date with respect to attorneys, accountants, investment bankers, consultants, brokers and finders who will have rendered services to the Company or the Bank in connection with the transactions contemplated by the Plan of Reorganization. For a listing of expenses that are not included in the definition of "Transaction Expenses," please see Section 1.2(c) of the Plan of Reorganization, attached hereto as Appendix A.

      Zions will not issue fractional shares of its Common Stock in the Reorganization. Instead, each shareholder of the Company who is entitled to a fractional share of Zions Common Stock will receive an amount of cash equal to the product of such fraction times $47.125. Shareholders will have no further rights as shareholders with respect to the fractional shares.

      On _______, 1998, the closing price of Zions Common Stock on Nasdaq-NMS was $____ per share. On that date there were issued and outstanding 115,966 shares of Company Equity, including Class B Rights held by two persons which represent the right to acquire Company Class B Common Stock in the Class B
Exchange. If the Reorganization had been consummated on that date, and Transaction Expenses had not exceeded $100,000, Company shareholders under such circumstances would be entitled to receive approximately 2.17 shares of Zions Common Stock for each share of Company Equity that they own or an equivalent market value of $_____ per share of Company Equity.

      On and after the Effective Date, the Merger Consideration is subject to upward adjustment depending upon the satisfaction of a certain Company contingency. On the date that the parties entered into the Reorganization Agreement, the Company had a certain outstanding contingency that might not be resolved until after consummation of the Reorganization. To absorb the cost of that contingency, Zions will place 6,000 shares of Zions Common Stock in escrow on the Effective Date of the Reorganization. If after resolution of the contingency there remain any shares of Zions Common Stock in escrow, such shares would be distributed ratably to those persons who are holders of Company Equity as of the Effective Date. There is no assurance that after the contingency is resolved any shares of Zions Common Stock will remain in escrow and be available for distribution to Company shareholders. See "Plan of Reorganization -- Existing Company Contingency."

BACKGROUND OF AND REASONS FOR THE REORGANIZATION

      The Company. During April 1998, the Chairman, Mr. Hogoboom, discussed with the Board of Directors of the Company that the economic, business and competitive climate for banking and financial institutions had reached a state that might warrant consideration by the shareholders of the Company of a business combination transaction with a major regional banking organization. After considering bank merger and acquisition transaction research, the Board of Directors selected a number of potential acquirors, including, but not limited, to Zions. In evaluating potential acquirors, the Board of Directors of the Company considered a variety of factors, including, but not limited to, the following: (a) maximizing value to the Company's shareholders; (b) potential transaction structures offered by potential acquirors; (c) the risks and benefits (including tax benefits) of associating with an acquiror in a stock-for-stock transaction; (d) the ability of potential acquirors to complete the transaction, (e) the tax consequences to the Company's shareholders of a cash transaction; and (f) the effect of any proposed transaction on employees, customers, and the local community. In considering the effect of any proposed transaction on employees, customers, and the local community, the Board of
Directors of the Company gave due consideration to whether a proposed transaction would result in improved banking services for the community or branch closings.

      Management of Zions contacted Mr. Hogoboom to determine if the Board of Directors of the Company was interested in entering into a transaction with Zions. Thereafter, the Board of Directors decided to investigate the feasibility of entering into a transaction with a potential acquiror and which acquirors were active in the market. Mr. Hogoboom learned through the market place that Zions was in a favorable acquisition mode for high performing commercial banking institutions in mountain states, including Colorado. Based on Zions' status as one of the nations's top performing banking organization, Mr. Hogoboom identified Zions as a favored potential acquiror. Subsequently, Mr. Hogoboom initiated contact with management of Zions. Several rounds of discussions resulted in an initial offer in April 1998 for an exchange of the stock of the Company for stock of Zions. After discussing the initial offer, the Board authorized Mr. Hogoboom to negotiate the terms of the offer and a definitive agreement with Zions.

      In August  1998,  Mr.  Hogoboom  and the Board  negotiated  the terms of a definitive agreement with Zions. The Board met again during August 1998 to review and vote upon the Plan of Reorganization and the transactions contemplated thereby. In considering the Plan of Reorganization and the transactions contemplated thereby, the Board determined that the Zions offer would maximize value for the Company's shareholders, while providing a favorable structure for the transaction in which the Company's shareholders would receive liquid securities without triggering tax consequences (except for shareholders receiving cash in the Reorganization). Further, the Board believes that Zions is fully capable of consummating the Reorganization. Moreover, the Board believes that the Zions transaction will result in positive effects for the employees of the Company and the Bank, the customers of the Bank, and the communities in which the Bank operates. Based on the foregoing, the Board of Directors of the Company approved the Plan of Reorganization, and the Plan of Reorganization was executed on behalf of the Company and the Bank effective August 12, 1998.

       The Company Board believes that the Reorganization is fair to, and in the best interests of, the Company and its shareholders. In reaching its determination that the Reorganization is fair to, and in the best interests of, the Company and its shareholders, the Board of Directors of the Company considered a number of factors, including, without limitation, the following:

      o the economic, business and competitive climate for banking and financial institutions in Colorado, with special consideration given to recent transactions that have increased the competitive environment in the financial services and banking industry, including the adoption by Congress of interstate branch banking;

      o the historically greater liquidity represented by the Zions Common Stock to be received in the Reorganization;

      o the greater financial and management resources and customer product offerings of Zions which could increase the competitiveness of the combined institution in the Company's market area and its ability to serve the depositors, customers and communities currently served by the Company and the Bank;

      o the historical results of operations and financial condition of Zions and the future prospects for Zions, including anticipated benefits of the Reorganization;

      o        the   future   growth    prospects   of   Zions   following   the
               Reorganization; and

      o the fact that for federal income tax purposes the Reorganization will be a tax-free reorganization for the Company and for shareholders of the Company who receive shares of Zions Common Stock in the Reorganization (but not with respect to any cash received in the Reorganization).

      The Board of Directors of the Company unanimously recommends that shareholders vote "FOR" approval and adoption of the Plan of Reorganization.

      Zions. For Zions, the Reorganization will provide the opportunity to continue its recent expansion by deepening its franchise in the Denver metropolitan area by opening offices in Westminster, Colorado, in the northern suburbs of Denver.

      The acquisition by Zions of the Company will bring together the different skills and resources of the two organizations and, together with the additional skills and resources available in the broader Zions organization, will result in the ability to make a wider spectrum of banking services available to consumers, businesses and professionals in the Company's geographic area.

VOTING AGREEMENTS

      Certain of the directors and executive officers of the Company and the Bank, the spouse of the chairman and president of the Company and the father of a director have agreed to vote their shares of Company Equity in favor of the Plan of Reorganization. As of June 30, 1998, these individuals beneficially owned 56,380 shares of Company Class A Common Stock, or approximately 68% of the outstanding shares of Company Class A Common Stock and Class B Rights representing the right to acquire 33,150 shares of Company Class B Common Stock, or 100% of the Class B Rights (and, therefore, 100% of the shares of Company Class B Common Stock). Such vote will be sufficient to approve the Plan of Reorganization. If these individuals vote their shares of Company Equity in accordance with the requirements of the voting agreements, approval of the Plan of Reorganization by the Company shareholders is assured. For those individuals who are directors of the Company, the voting agreements are applicable to such directors only in their capacities as shareholders and do not legally affect the exercise of their responsibilities as a member of the Board of Directors of the Company.

      Subject to their fiduciary duties to the shareholders of the Company, the directors also agreed in their capacity as directors to support the Plan of Reorganization and to recommend its adoption by the other shareholders of the Company. The directors also agreed, until the Effective Date of the Reorganization or termination of the Plan of Reorganization, to refrain from soliciting or, subject to their fiduciary duties to shareholders, negotiating or accepting any offer of merger, consolidation, or acquisition of any of the shares or all or substantially all of the assets of the Company or the Bank.

      The form of the voting agreements has been filed with the SEC as an exhibit to the Registration Statement and is incorporated in this Proxy Statement/Prospectus by reference. The foregoing summary of the agreements is qualified in its entirety by reference to such filing.

REQUIRED VOTE; MANAGEMENT RECOMMENDATION

      Approval of the Plan of Reorganization and the Reorganization requires the affirmative vote of two-thirds of the outstanding shares of Company Class A Common Stock and the affirmative vote of two-thirds of the outstanding shares of Company Class B Common Stock entitled to vote at the Special Meeting. Because approval requires the affirmative vote of two-thirds of the outstanding stock of each class of Company Equity, a failure to vote, an abstention, or a broker non-vote of shares held in street name will have the same legal effect as a vote against approval of the Plan of Reorganization. See "Voting Agreements" immediately above for a discussion of the ownership of Company Equity by various officers, directors, and shareholders of the Company. The Board of Directors of the Company unanimously recommends that the Company shareholders vote "FOR" approval of the Plan of Reorganization and urges each shareholder to vote on Proposal 2 on the enclosed Proxy, and date, sign and return the Proxy to ensure that his or her shares are represented at the Special Meeting.

      The Board of Directors of Zions has approved the Plan of Reorganization. In addition, Zions, as the sole shareholder of Val Cor, has approved the merger of Val Cor with the Company (the "Holding Company Merger"). Under the Utah Business Corporation Act, no approval of the Plan of Reorganization by the shareholders of Zions is required.

NO OPINION OF A FINANCIAL ADVISOR

      The Company's Board of Directors has not retained an independent financial advisor to evaluate the Merger Consideration offered to Company shareholders by Zions. However, management and the directors of the Company believe that the Merger Consideration to be paid pursuant to the Plan of Reorganization is fair to the shareholders of the Company from a financial point of view. See "Background of and Reasons for the Reorganization" above.

CONVERSION OF COMPANY SHARES

      As a result of the Reorganization, shares of Company Equity will be canceled and immediately converted into the right for Company shareholders to receive shares of Zions Common Stock. In exchange for each share of Company Equity that they own, Company shareholders will receive that number of shares of Zions Common Stock calculated by dividing the Merger Consideration of 251,225 shares of Zions Common Stock, subject to downward adjustment if Transaction Expenses exceed $100,000, by the total number of shares of Company Equity issued and outstanding as of the Effective Date of the Reorganization. Because the Merger Consideration might be adjusted downward if Transaction Expenses exceed $100,000, the precise rate of exchange and the precise number of shares of Zions Common Stock that the shareholders of the Company will receive in exchange for each share of Company Equity will not be known until the Effective Date. Further, due to a contingency whose resolution may result in the distribution of additional shares of Zions Company Stock to holders of Company Equity, the total number of shares of Zions Common Stock to be ultimately received by holders of Company Equity may not be known until after the third anniversary of the Effective Date. See "Existing Company Contingency," below.

      On ________, 1998, the closing price of Zions Common Stock was $___________ per share. On that date, the Company had 82,816 shares of its Company Class A Common Stock and Class B Rights representing the right to acquire 33,150 shares of its Company Class B Common Stock issued and outstanding. If the Reorganization had been consummated on that date and Transaction Expenses had not exceeded $100,000, Company shareholders under such circumstances would be entitled to receive approximately 2.17 shares of Zions Common Stock for each share of Company Equity that they own or an equivalent market value of $__________ per share of Company Equity.

      Exchange of Stock Certificates. Zions First National Bank, a national banking association with its head office located in Salt Lake City, Utah and a subsidiary of Zions ("Zions Bank"), is the exchange agent designated by the parties in the Plan of Reorganization (the "Exchange Agent"). As the Exchange Agent, Zions Bank will, promptly after the Effective Date, mail to each holder of one or more stock certificates formerly representing shares of Company Equity, except to those holders who shall have waived the notice of exchange, a notice specifying the Effective Date and notifying the holder to surrender his or her certificate or certificates to Zions Bank for exchange. The notice will be mailed to holders by regular mail at their addresses on the records of the Company. COMPANY SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE WRITTEN INSTRUCTIONS FROM THE EXCHANGE AGENT. However, Company shareholders should surrender their certificates promptly after receiving instructions to do so.

      Any dividends declared on Zions Common Stock after the Effective Date of the Reorganization will apply to all whole shares of Zions Common Stock into which shares of Company Equity will have been converted in the Reorganization. However, no former Company shareholder will be entitled to receive any dividends until he or she has surrendered his or her

Company Equity certificates for exchange as provided in the letter of transmittal sent by the Exchange Agent. Upon surrender, the shareholder will be entitled to receive all dividends payable on the whole shares of Zions Common Stock represented by the surrendered certificate(s) (without interest on such shares and less the amount of taxes, if any, which may have been imposed or paid on such shares).

      Payment for Fractional Shares. Zions will not issue any fractional shares of its Common Stock in connection with the Reorganization. Instead, each Company shareholder who surrenders for exchange Company Equity certificates representing a fraction of a share of Zions Common Stock will receive, in addition to a certificate for the whole shares of Zions Common Stock represented by the surrendered certificates, cash in an amount equal to the product of the fraction times $47.125. Shareholders will have no further rights as shareholders with respect to fractional shares.

      Unexchanged Certificates. On the Effective Date of the Reorganization, the Company will close its stock transfer books, and the Company will permit or recognize no further transfers of its Common Stock. Certificates for Company Equity not surrendered for exchange will entitle the holder to receive, upon surrender as provided in the letter of transmittal, a certificate for whole shares of Zions Common Stock, plus payment of any amount for a fractional share or dividends to which such holder is entitled as outlined above, and without any interest on such shares.

EXISTING COMPANY CONTINGENCY

      On the Effective Date of the Reorganization, Zions will deliver to Zions First National Bank as escrow agent 6,000 shares of Zions Common Stock which otherwise would have been issued in the Holding Company Merger to Company shareholders but for a certain existing contingency of the Company. The sole purpose of establishing the escrow is to provide funding for payment of certain costs and expenses as a result of such contingency incurred by the Company or any of its subsidiaries or assumed by Zions or any of its subsidiaries upon consummation of the Reorganization. The contingency relates to finders' fees, brokerage commissions or compensation for financial or advisory services claimed to have been rendered by Professional Bank Consultants, Inc. or Alan W. Noyes in connection with the sale or merger of the Company and the Bank to or with Zions or any affiliate of Zions. The 6,000 shares of Zions Common Stock are to be used to satisfy the resolution of such claim. If Zions or any of its subsidiaries or the Company or any of its subsidiaries must make payment to Professional Bank Consultants, Inc. or to Mr. Noyes in satisfaction of the subject contingency, the escrow agent will return to Zions that number of shares of Zions Common Stock valued at $47.125 per share in an amount (up to 6,000 shares in the aggregate) equal to the financial payment made to Professional Bank Consultants, Inc. or Mr. Noyes.

       If the escrowed shares of Common Stock are not needed to absorb any payments resulting from the contingency, or if after resolution of the contingency some of the escrowed shares of Zions Common Stock remain, they will be distributed ratably to Company shareholders. Neither management of the Company nor management of Zions can predict whether any of the 6,000 shares of Zions Common Stock will remain after the contingency has been resolved or, if so, how many of the 6,000 shares will remain. Company shareholders should not vote in favor of the Reorganization based on an assumption that any of the 6,000 shares of Zions Common Stock will be available for distribution to them after resolution of the contingency that has been described. Any dividends declared on Zions Common Stock after the 6,000 shares of Zions Common Stock are placed into escrow will apply to such shares of Zions Common Stock.

FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATION

      The following discussion is a summary of the material federal income tax consequences of the Reorganization to the Company and to the existing shareholders of the Company, but does not purport to be a complete analysis of all the potential tax effects of the Reorganization. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial, or administrative action. Any such change may be applied retroactively. No information is provided herein with respect to foreign, state or local tax laws or estate and gift tax considerations. Shareholders of the Company are urged to consult their own tax advisors as to specific tax consequences to them of the Reorganization.

      The Reorganization is intended to qualify as a tax-free reorganization under Section 368(a) of the Code. Accordingly, the Company will not recognize gain or loss for federal income tax purposes upon completion of the
Reorganization. Shareholders of the Company will have the following federal income tax consequences upon the Reorganization: (i) no taxable gain or loss will be recognized upon the receipt of Zions Common Stock, except to the extent that cash, if any, is received in lieu of fractional shares of Zions Common Stock; (ii) the tax basis of the Zions Common Stock to be received in the Reorganization (including any fractional share interest) will be the same as the tax basis of the Company Equity surrendered in exchange therefor; (iii) the holding period of the Zions Common Stock to be received in the Reorganization will include the holding period of the Company Equity surrendered in exchange therefor, provided the Company Equity was held as a capital asset on the date of the exchange; (iv) if any cash is received in lieu of a fractional share of Zions Common Stock, gain or loss will be recognized in an amount equal to the difference between the cash received and the shareholder's basis in that fractional share and such gain or loss will be capital gain or loss if the fractional share would have been a capital asset in the hands of the shareholder; and (v) cash received by a dissenter who has perfected dissenters' rights under the Colorado Business Corporation Act, ss.ss. 7-113-101 et seq., as to his or her Company Equity will be treated as a distribution in redemption of such shares, subject to the provisions of Section 302 of the Code.

      Zions and the Company will receive an opinion from Rothgerber Johnson & Lyons LLP, legal counsel to the Company (the "Rothgerber Opinion") as to the tax consequences of the Reorganization. No ruling will be requested from the IRS with respect to the federal income tax consequences of the Reorganization. An opinion of counsel only represents counsel's best judgment and is not binding on the IRS or the courts. Accordingly, no assurance can be given that the IRS will agree with counsel's conclusions, that the IRS will not challenge the tax treatment of the Reorganization, or that such a challenge, if made, will not be successful.

      A copy of the Rothgerber Opinion which will be rendered as to the material federal income tax consequences relating to the Reorganization has been filed with the SEC as an exhibit to the Registration Statement and is incorporated in this Proxy Statement/Prospectus by reference. The foregoing summary of the Rothgerber Opinion is qualified in its entirety by reference to such filing.

RIGHTS OF DISSENTING SHAREHOLDERS

      A holder of shares of Company Equity is entitled to exercise the rights of a dissenting shareholder under the Colorado Business Corporation Act, ss.ss. 7-113-101 et seq., to object to the Plan of Reorganization, and to make written demand that Val Cor pay in cash the fair value of the shares of Company Equity held as determined in accordance with such statutory provisions.

The following summary is not a complete statement of the provisions of Colorado law and is qualified in its entirety by reference to such statutory provisions, which are provided in full as Appendix B to this Proxy Statement/Prospectus.

      Colorado law requires Company shareholders to follow certain prescribed procedures in the exercise of their statutory right to dissent in connection with the Reorganization. THE FAILURE BY A SHAREHOLDER TO FOLLOW SUCH PROCEDURES ON A TIMELY BASIS AND IN THE PRECISE MANNER REQUIRED BY COLORADO LAW MAY RESULT IN A LOSS OF THAT SHAREHOLDER'S DISSENTERS' RIGHTS.

      Overview. Company shareholders have the right under the Colorado Business Corporation Act to dissent from the Reorganization and obtain payment of the fair value of their shares of Company Equity. Fair value means the value of the shares of Company Equity immediately before the Effective Date, excluding any appreciation or depreciation in anticipation of the corporate action except to the extent exclusion would be inequitable. If Val Cor and a shareholder who has exercised his or her right to dissent (a "Dissenting Shareholder") are not able to agree on a fair value, Val Cor must petition a court in Adams County, Colorado for a determination of fair value.

      Procedure for Dissenting. A shareholder wishing to dissent from the Reorganization must deliver to the Company, before the vote is taken at the Special Meeting, written notice of his or her intent to demand payment for his or her shares if the Reorganization is consummated. The written notice should be sent to the Company at 3300 West 72nd Avenue, Westminster, Colorado 80030-5300 long enough before the Special Meeting so that the Company receives such notice before the vote is taken at the Special Meeting. A shareholder wishing to dissent must also not vote in favor of the Reorganization. If a shareholder's written notice of intent to demand payment is not received by the Company before the vote at the Special Meeting, or if the shareholder votes in favor of the Reorganization, such shareholder will not have the right to dissent and will be required to participate in the Reorganization. A VOTE BY A SHAREHOLDER AT THE SPECIAL MEETING AGAINST THE PLAN OF REORGANIZATION WILL NOT CONSTITUTE NOTICE UNDER COLORADO LAW OF AN INTENT TO EXERCISE APPRAISAL RIGHTS.

      Within 10 days after the Effective Date, Val Cor will deliver to each Dissenting Shareholder a written notice instructing the Dissenting Shareholder to demand payment and send his or her Company Equity certificates to Val Cor. The notice will include a form for demanding payment and will show the deadline for submitting the payment demand form and the Company Equity certificates. The form may also show the date that the Reorganization was first announced to the news media or the shareholders, and the Dissenting Shareholder may be required to state whether or not he or she acquired his or her shares before that date.

      The Dissenting Shareholder must then properly complete and sign the payment demand form, and submit it to Val Cor along with his or her Company Equity certificates by the deadline shown in the notice from Val Cor. If the payment demand form and the Company Equity certificates are not submitted by the deadline, the shareholder will no longer be a Dissenting Shareholder and will not be entitled to receive payment of the fair value of his or her shares under the dissenters' rights provisions of Colorado law. Such a shareholder will be required to participate in the Reorganization. The payment demand form and Company Equity certificates should be sent to Val Cor at 1650 South Colorado Boulevard, Suite 320, Denver, Colorado 80222.

      Payment for Shares. Upon the later of the Effective Date or the receipt of a Dissenting Shareholder's payment demand form and Company Equity certificates, Val Cor will pay such Dissenting Shareholder Val Cor's estimate of the fair value of the Company Equity for which certificates were submitted, plus accrued interest. Accompanying the payment will be financial information for the Company as of the end of its most recent fiscal year, as well as the latest available interim financial information. Also accompanying the payment will be a statement of Val Cor's estimate of the fair value of the shares, an explanation of how the interest was calculated, a statement of the Dissenting Shareholder's rights if such shareholder is dissatisfied with Val Cor's payment, and a copy of the relevant Colorado statute.

      If a Dissenting Shareholder estimates the fair value of his or her shares and the amount of accrued interest is higher than the amount paid by Val Cor, the Dissenting Shareholder may send a notice to Val Cor demanding payment of the difference between the Dissenting Shareholder's estimate and the amount paid by Val Cor. The Dissenting Shareholder may reject Val Cor's offer to pay fair value and demand payment of the Dissenting Shareholder's estimate of the fair value of his or her shares and accrued interest. If a Dissenting Shareholder does not send a notice demanding payment within 30 days after Val Cor has made its payment or offer, the Dissenting Shareholder will not have the right to receive any amount in excess of the fair value plus interest already paid or offered by Val Cor.

      Court Proceeding to Determine Fair Value. If a demand for payment remains unsettled for 60 days following Val Cor's receipt of the demand, Val Cor may petition a court in Adams County, Colorado to determine the fair value of the shares and accrued interest. Court costs will be paid by Val Cor unless the court finds that one or more Dissenting Shareholders acted arbitrarily, vexatiously or not in good faith in demanding payment, in which case some or all court costs may be allocated to such Dissenting Shareholder or Shareholders. Attorneys' and experts' fees may be assessed against Val Cor if the court finds that Val Cor did not comply with the applicable statute or acted arbitrarily, vexatiously or not in good faith, or such fees may be assessed against one or more Dissenting Shareholders if the same acted arbitrarily, vexatiously or not in good faith.

      COMPANY SHAREHOLDERS CONSIDERING SEEKING APPRAISAL BY EXERCISING THEIR DISSENTERS' RIGHTS SHOULD BE AWARE THAT THE FAIR VALUE OF THEIR COMPANY EQUITY DETERMINED UNDER COLORADO LAW COULD BE MORE THAN, THE SAME AS, OR LESS THAN THEIR PRO RATA SHARE OF THE MERGER CONSIDERATION THAT THEY ARE ENTITLED TO RECEIVE UNDER THE PLAN OF REORGANIZATION IF THEY DO NOT SEEK APPRAISAL OF THEIR COMPANY EQUITY.

      The foregoing is not a complete statement of the procedures to be followed by Company shareholders desiring to exercise appraisal rights and, because exercise of such rights requires strict adherence to the relevant provisions of the Colorado Business Corporation Act, each shareholder desiring to exercise appraisal rights is advised individually to consult the law (as provided in Appendix B to this Proxy Statement/Prospectus) and comply with the relevant provisions of the law.

      Company shareholders wishing to exercise dissenters' rights are advised to consult their own counsel to ensure that they fully and properly comply with the requirements of Colorado law.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

      The Plan of Reorganization provides that on the Effective Date of the Reorganization, Thomas M. Jones, currently president and chief executive officer of the Bank, will become an executive officer of Vectra Bank. Mr. Jones will enter into an employment agreement with Vectra Bank effective as of the Effective Date. The terms of the agreement will continue until the third anniversary of the commencement of the agreement unless extended by mutual agreement. The agreement provides that Mr. Jones will receive a salary not less than the aggregate salary paid to him by the Bank as of January 1, 1998. During the term of his employment agreement, Mr. Jones will be eligible to be considered for salary increases, upon review, and will be entitled to other benefits normally afforded executive employees, including employee benefit plan participation, retirement and life insurance policies.

      The employment agreement provides for severance benefits for Mr. Jones upon the termination of his employment agreement for reasons other than completion of the employment term, his resignation, his death or disability, or "for cause" (as defined in his employment agreement). In the event of termination for reasons other than those described in the preceding sentence, Mr. Jones would receive his salary (as defined in the employment agreement) payable at the rate established in his employment agreement for the year in which termination occurs, payable until the third anniversary of the commencement of the agreement. Mr. Jones would also receive such rights as he would have accrued as of the termination date of his employment under the terms of any plans or arrangements in which he participates, reimbursement for expenses accrued as of such termination date, and the cash equivalent of paid annual leave and sick leave accrued as of such termination date.

      Under his employment agreement, Mr. Jones will agree that, during the term of his employment and until the second anniversary of the date of termination of his employment under the employment agreement, he will not (i) engage in the banking business other than on behalf of Zions or Vectra Bank or their affiliates within the market area of Adams, Arapahoe, Boulder, Denver, Douglas, Jefferson and Weld Counties, Colorado; (ii) directly or indirectly own, manage, operate, control, be employed by, or provide management or consulting services in any capacity to any firm, corporation, or other entity (other than Zions or Vectra Bank or their affiliates) engaged in the banking business in such market area, or (iii) directly or indirectly solicit or otherwise intentionally cause any employee, officer, or member of the respective Boards of Directors of Vectra Bank or any of its affiliates to engage in any action prohibited under (i) or
(ii) above.

      The Plan of Reorganization also provides that on the Effective Date of the Reorganization, Donald K. Hogoboom, currently chairman and president of the Company and chairman of the Bank, will become a consultant for Vectra Bank. Mr. Hogoboom will enter into a consulting agreement with Vectra Bank effective as of the Effective Date. The terms of the agreement will continue until the third anniversary of the commencement of the agreement, unless extended by mutual agreement. The agreement provides that Mr. Hogoboom will receive a consulting fee of $100,000 for the first year and $50,000 for each of the second and third years of the term. The consulting agreement provides that Mr. Hogoboom will maintain a work schedule at the current main office of the Bank substantially similar to that which he maintained for the year preceding the date of the consulting agreement for a period of at least three months but not more than six months. After such period, Mr. Hogoboom will serve as a consultant for Vectra Bank on such part-time basis mutually acceptable to Mr. Hogoboom and Vectra Bank. In addition to his consulting fee, Mr. Hogoboom is entitled to the furniture, wall hangings and the other appointments currently in his office at the Bank.

      Pursuant to the consulting agreement, Mr. Hogoboom is subject to confidentiality and non-competition provisions. Mr. Hogoboom is also required to repay certain pre-paid premiums advanced by the Bank on a split-dollar, last-to-die life insurance policy on him and his spouse in the amount of $71,340.

      The Board of Directors of the Company was aware of the interests of both Mr. Jones and Mr. Hogoboom when it considered and approved the Plan of Reorganization.

INCONSISTENT ACTIVITIES

      The Company and the Bank have agreed that unless and until the Holding Company Merger has been consummated or the Plan of Reorganization has been terminated in accordance with its terms, neither the Company nor the Bank will
(i) solicit or encourage any inquiries or proposals by any third person to acquire more than one percent of the Company Equity or any capital stock of the Bank or any significant portion of the Company's or the Bank's assets (whether by tender offer, merger, purchase of assets or otherwise), (ii) afford any third party which may be considering any such transaction access to its properties, books or records except as required by law, (iii) enter into any discussions, negotiations, agreement or understanding with respect to any such transaction or
(iv) authorize or permit any of its directors, officers, employees or agents to do any of the foregoing. If the Company or the Bank becomes aware of any offer or proposed offer to acquire any of its shares or any significant portion of its assets or of any other matter which could adversely affect the Plan of Reorganization, the Holding Company Merger, or the Bank Merger, the Company is required to give immediate notice thereof to Zions and to keep Zions informed of the matter.

CONDUCT OF BUSINESS PENDING THE REORGANIZATION

      The  Plan  of  Reorganization  contains  covenants,   representations  and
warranties by the Company and the Bank as to matters which are typical in transactions similar to the Reorganization.

      Prior to the Effective Date, the Company and the Bank have each agreed that neither will without Zions' prior written consent: (i) declare or pay any cash dividends or property dividends with respect to any class of its capital stock, with the exception of customary periodic cash dividends paid by the Company and the Bank to holders of its Company Equity in such periodic amounts as are in every case consistent with the periodic amounts characteristic of that payor; (ii) declare or distribute any stock dividend, authorize any stock split, authorize, issue or make any distribution of its capital stock or other securities (except to effectuate the Class B Exchange and except for issuances of Company Equity upon exercise of stock options outstanding as of August 12,
1998), or grant any options to acquire such additional securities; (iii) except as contemplated by the Plan of Reorganization, merge into, consolidate with or sell its assets to any other corporation or person, or enter into any other transaction or agree to effect any other transaction not in the ordinary course of its business, or engage in any discussions concerning such a possible transaction, except as deemed necessary or advisable by management of the Bank to cause to open for business any unopened branch office of the Bank for which the Bank as of August 12, 1998 has all necessary governmental approvals; (iv) convert the charter or form of entity of the Bank to any other charter or form of entity; (v) make any direct or indirect redemption, purchase or other acquisition of any of its capital stock; (vi) incur any liability or obligation, make any commitment or disbursement, acquire or dispose of any property or asset, make any contract or agreement, pay or become obligated to pay any legal, accounting or miscellaneous other expenses, or engage in any transaction, except in the ordinary course of its business and except as deemed necessary or advisable by management of the Bank to cause to open for business any unopened branch office of the Bank for which the Bank as of August 12, 1998 has all necessary governmental approvals; (vii) subject any of its properties or assets to any lien, claim, charge, option or encumbrance, except in the ordinary course of its business; (viii) institute or agree to any increase in the compensation of any employee, except for ordinary increases in accordance with past practices not to exceed (when aggregated with all other such increases) 4.5% per annum of the aggregate payroll as of January 1, 1998 (it being agreed that neither (a) the salaries of new personnel hired to staff any approved but unopened branch, which salaries are not disproportionate to salaries of comparable employees in the market area of such branch, nor (b) any one-time payment of additional salary to Mr. Jones in an amount not in excess of the equivalent of twenty working days of salary in exchange for his surrender of an equivalent number of accrued but unused days of vacation, will be taken into account in determining whether the aforesaid 4.5% limit is exceeded); (ix)
create or modify any pension or profit-sharing plan, bonus, deferred compensation, death benefit or retirement plan, or the level of benefits under any such plan, or increase or decrease any severance or termination pay benefit or any other fringe benefit; (x) enter into any employment or personal services contract with any person or firm, except as deemed necessary or advisable by management of the Bank to cause to open for business any unopened branch office of the Bank for which the Bank as of August 12, 1998 has all necessary governmental approvals, and except directly to facilitate the Reorganization;
(xi) purchase any loans or loan-participation interests from, or participate in any loan originated by, any person other than the Company or the Bank; nor (xii) take any action, or allow any action to be taken, that would render delivery on the Effective Date of the officers' certificate described in the Plan of Reorganization impossible.

      The Company and the Bank have also agreed to carry on their businesses and manage their assets and property diligently in the same manner as they have previously done and to use their best efforts to preserve their business organization. Pending completion of the Reorganization or termination of the Plan of Reorganization, the Company and the Bank have agreed to provide Zions with certain information and reports and access to other information.

CONDITIONS TO THE REORGANIZATION

      The obligations of the parties to consummate the Reorganization are subject to, among other things, the satisfaction of the following conditions:
(i) the shareholders of the Company shall have authorized, ratified and confirmed the Plan of Reorganization by the requisite percentage of each class of the outstanding Company Equity entitled under law to vote on the Plan of Reorganization in accordance with the applicable laws of the state of Colorado;
(ii) the parties shall have received all orders, consents and approvals from all requisite governmental authorities for the completion of the Reorganization;
(iii) certain litigation restraining, enjoining, or prohibiting the Reorganization, as more fully specified in the Plan of Reorganization, shall not have been instituted or threatened; (iv) the registration statement filed by Zions under the Securities Act in connection with the registration of the shares of Zions Common Stock to be used as consideration in connection with the Reorganization shall have become effective under the Securities Act, and Zions shall have received all required state securities laws permits and other required authorizations or confirmations of the availability of exemption from registration requirements necessary to issue Zions Common Stock in the Reorganization, and neither the Registration Statement nor any such required permit, authorization or confirmation shall be subject to a stop-order or threatened stop-order by the SEC or any state securities authority; (v) the Company and Zions shall have received a written opinion from tax counsel that the Reorganization will qualify as a tax free reorganization under the Code and the regulations and rulings promulgated thereunder; and (vi) there shall be no adverse legislation or governmental regulation which would make the transaction contemplated impossible.

      The obligations of Zions, Val Cor and Vectra Bank to consummate the Reorganization are subject to satisfaction or waiver of certain additional conditions, including: (i) all representations and warranties made by the Company and the Bank in the Plan of Reorganization shall be true and correct in all material respects on the Effective Date and the Company and the Bank shall have performed all of their respective obligations under the Plan of Reorganization on or prior to the Effective Date; (ii) Rothgerber Johnson & Lyons LLP, legal counsel to the Company, shall have rendered a legal opinion to Zions in form and substance as provided in the Plan of Reorganization; (iii) litigation counsel to the Company shall have rendered a legal opinion to Zions in form and substance as provided in the Plan of Reorganization, or Zions shall have received a certificate signed by the president of the Company and the president of the Bank stating that there is no pending or threatened litigation against the Company or the Bank or to which any of its assets or property is subject; (iv) the Company shall have delivered to Zions all regulatory authorizations entitling the Bank to operate each of its branches; (v) during the period from March 31, 1998 to the Effective Date, there shall have been no material adverse change in the financial position or results of operations of the Company or the Bank nor shall the Company or the Bank have sustained any material loss or damage to its properties which materially affects its ability to conduct its business; (vi) on and as of the Effective Date the consolidated net worth of the Company as determined in accordance with generally accepted accounting principles shall not be less than the sum of (a) $5,755,230 and (b) the aggregate contributions to capital caused by the payments accompanying the exercise of any stock options on or after March 31, 1998; (vii) on and as of the Effective Date, the aggregate reserve for loan losses of the Bank as determined in accordance with generally accepted accounting principles shall not be less than $283,494; (viii) the CRA rating of the Bank shall be no lower than "satisfactory"; (ix) Mr. Jones shall have entered into an employment agreement with Vectra Bank in the form provided in the Plan of Reorganization; (x) Mr. Hogoboom shall have entered into a consulting agreement with Vectra Bank in the form provided in the Plan of Reorganization; (xi) the president and chief financial officer of each of the Company and the Bank shall have delivered a certificate to Zions regarding
pooling   matters;   (xi)  Zions  shall  have   received  an  opinion  that  the
Reorganization contemplated by the Plan of Reorganization will qualify for "pooling-of-interests" accounting treatment; (xii) Zions shall have received a written agreement from each "affiliate" of the Company not to sell, pledge or otherwise dispose of their shares of Company Equity or Zions Common Stock for specified periods prior to and subsequent to the Effective Date and except in compliance with the applicable provisions of the Securities Act; (xiii) the Company's Board of Directors shall have authorized the Class B Exchange and such exchange shall have occurred not later than twenty business days prior to the Special Meeting; (xiv) the holders of Company Class A Common Stock shall have approved, adopted and ratified by a unanimous vote the Class B Exchange in accordance with the Proxy Statement/Prospectus and (xv) the holders of Company Class A Common Stock and the holders of Class B Rights shall have executed Waivers and Releases in the form provided in the Plan of Reorganization.

      The obligations of the Company and the Bank to consummate the Reorganization are subject to the satisfaction or waiver of certain additional conditions, including: (i) all representations and warranties made by Zions, Val Cor and Vectra Bank in the Plan of Reorganization shall be true and correct in all material respects on the Effective Date and Zions, Val Cor and Vectra Bank shall have performed all of their respective obligations under the Plan of Reorganization on or prior to the Effective Date; (ii) Duane, Morris & Heckscher LLP, legal counsel to Zions, shall have rendered to the Company a legal opinion, in form and substance as provided in the Plan of Reorganization; (iii) during the period from March 31, 1998 to the Effective Date, there shall be no material adverse change in the financial position or results of operations of Zions nor shall Zions have sustained any material loss or damage to its properties which materially affects its ability to conduct its business; and (iv) Zions Common Stock shall be listed on Nasdaq-NMS or shall be listed on a national securities exchange.

REPRESENTATIONS AND WARRANTIES

      The representations and warranties of the parties contained in the Plan of Reorganization relate, among other things, to the organization and good standing of the parties; the capitalization of the parties; the authorization by the parties of the Plan of Reorganization and the Reorganization and the absence of conflict with laws or other agreements to which the respective parties are subject; the accuracy and completeness of the financial statements and other information furnished to the other party; the absence of material adverse changes in the condition, assets, properties or businesses since March 31, 1998 with respect to Zions, the Company and the Bank; the absence of undisclosed material liabilities; and compliance with laws. The Company has additionally warranted that since March 31, 1998 there has been no material deterioration in the quality of its consolidated loan portfolio and no material increase in the consolidated level of its nonperforming assets or non-accrual loans or in the level of its consolidated provision for credit losses or its consolidated reserve for possible credit losses. The Company has also warranted that its consolidated reserve for possible credit losses is adequate to absorb reasonably anticipated losses in the consolidated loan and lease portfolios of the Company.

      The parties have additionally warranted that they do not know of any facts which reasonably might materially adversely affect the respective businesses, assets, liabilities, financial condition, results of operations or prospects of the Company, the Bank, Zions, Val Cor or Vectra Bank which have not been disclosed in the financial statements or a certificate delivered to the other party.

AMENDMENT AND WAIVER

      Notwithstanding prior approval by the shareholders of the Company or Vectra Bank, the Plan of Reorganization may be amended in any respect by written agreement among the parties, except that after such shareholder approval no amendment may prejudice the economic interests of the shareholders of the Company unless shareholder approval of the amendment is procured. Zions or the Company may also, at any time prior to the Effective Date, waive any condition or term of the Plan of Reorganization, unless the term or condition is required by law, provided that any such waiver must be in writing signed by the party entitled to such benefit and will be permitted only if it will not have a materially adverse effect on the benefits intended under the Plan of Reorganization to its shareholders.

AUTHORIZED TERMINATION AND DAMAGES FOR BREACH

      The Plan of Reorganization may be terminated and abandoned at any time prior to the Effective Date, notwithstanding approval by the shareholders of the Company, as follows: (i) by mutual consent of the parties to the Plan of Reorganization; (ii) unilaterally, by Zions if any of the representations and warranties of the Company or the Bank was materially incorrect when made or in the event of a material breach or material failure by the Company or the Bank of any covenant or agreement of the Company or the Bank contained in the Plan of Reorganization which has not been, or cannot be, cured within 30 days after written notice has been given; (iii) unilaterally, by the Company if any of the representations and warranties of Zions, Val Cor or Vectra Bank was materially incorrect when made or in the event of a material breach or material failure by Zions, Val Cor or Vectra Bank of any covenant or agreement of Zions, Val Cor or Vectra Bank contained in the Plan of Reorganization which has not been, or cannot be, cured within 30 days after written notice has been given; (iv) by either the Company or Zions if the board of directors of either has determined in good faith that the Holding Company Merger has become inadvisable or impracticable by reason of federal or state litigation to restrain or invalidate the transactions contemplated by the Plan of Reorganization; or (v) by any party on or after April 10, 1999, if the Effective Date has not occurred on or before that date.

         If either party terminates the Plan of Reorganization because any of the representations and warranties of a party was materially incorrect when made, or because of a material breach or material failure by a party of a covenant or agreement made under the Plan of Reorganization, then such party whose representations and warranties were materially incorrect or who materially breached or failed to perform its covenant or agreement shall be liable to the other party or parties to the Plan of Reorganization not affiliated with it in the amount of $350,000.

RESTRICTIONS ON RESALES BY COMPANY AFFILIATES

         In general, Company shareholders who receive shares of Zions Common Stock as a result of the Reorganization will be able to sell such shares freely and without restriction. However, directors, executive officers, and shareholders of the Company who beneficially own more than 10 percent of the outstanding shares of Company Class A Common Stock are considered "affiliates" of the Company and are subject to restrictions on the sales of shares of Zions Common Stock received in the Reorganization. Accordingly, these shareholders will not be permitted to sell their shares of Zions Common Stock acquired in the Reorganization except under (i) an effective registration statement under the Securities Act; (ii) the provisions of Rules 144 and 145 under the Securities Act; or (iii) an exemption from the registration requirements of the Securities Act.

         Additionally, to ensure the Reorganization may be accounted for as a pooling-of-interests, such Company affiliates will not be permitted to sell any shares of Company Equity or Zions Common Stock during the 30-day period preceding the Effective Date, nor will they be permitted to sell any shares of Zions Common Stock following the Effective Date until such time as financial results covering at least 30 days of post-Holding Company Merger combined operations are published by Zions. The management of the Company will notify those persons who it believes may be deemed to be affiliates subject to the foregoing restrictions. The Plan of Reorganization requires the Company to use its best efforts to have each affiliate of the Company sign an agreement to limit that affiliate's ability to effect any such sales. Zions may place restrictive legends on certificates representing Zions Common Stock issued in the Reorganization to all persons who are deemed affiliates under Rule 145 of the Securities Act. Appropriate stop transfer instructions may be given to the transfer agent for such certificates.

EXPENSES

         Each party to the Plan of Reorganization will pay its own expenses, including those of its own counsel, accountants, and tax advisors, incurred in connection with the Plan of Reorganization. The Company will pay the cost of printing and delivering this Proxy Statement/ Prospectus and other material to the Company shareholders. Zions will pay the costs attributable to registering under federal and state securities laws its stock issuable pursuant to the Plan of Reorganization. The Company will pay the cost of procuring the Rothgerber Opinion concerning the federal income tax consequences of the Reorganization.

GOVERNMENT APPROVALS

         Applications for approval (or requests for waiver of application requirements) of the Reorganization must be made to, and approvals and consents or waivers must be obtained from, appropriate federal, Utah, and Colorado regulators, including the Board of Governors, the Comptroller, the Commissioner, and the State Banking Board. Submissions have been made to each of these regulatory authorities. Federal law prohibits consummation of the Reorganization until 30 days after the approvals of the federal regulators have been obtained, except that this period may be shortened with the concurrence of the Attorney General of the United States. The requisite regulatory approvals have [NOT YET] been obtained.

EFFECTIVE DATE OF THE REORGANIZATION

         If the Plan of Reorganization is approved by the shareholders of the Company, the parties expect that the Reorganization will become effective in the [FOURTH] quarter of 1998. However, as noted above, consummation of the Reorganization is subject to the satisfaction of a number of conditions, some of which cannot be waived. There can be no assurance that all conditions to the Reorganization will be satisfied or, if satisfied, that they will be satisfied in time to permit the Reorganization to become effective in the [FOURTH] quarter of 1998. In addition, as also noted above, the parties retain the power to abandon the Reorganization or to extend the time for performance of conditions or obligations necessary to its consummation, notwithstanding prior shareholder approval.

ACCOUNTING TREATMENT

         The parties expect that the Reorganization will be treated for accounting purposes as a "pooling-of-interests" in accordance with APB Opinion No. 16. A condition to consummation of the Plan of Reorganization is that the parties shall have received an opinion to the above effect, as well as a certificate to the above effect signed by the president and chief financial officer of each of the Company and the Bank. This method of accounting views the Reorganization as a uniting of the separate ownership interests through an exchange of shares. As such, the pro forma financial information represents the combined historical financial data of Zions and the Company, subject only to certain adjustments described in the notes to the data presented.

RELATIONSHIP BETWEEN ZIONS AND THE COMPANY

         Neither Zions nor the Company is aware of any material relationship between Zions, its directors or officers or their affiliates, and the Company, its directors or executive officers or their affiliates, except as contemplated by the Plan of Reorganization or as described in this Proxy Statement/Prospectus.

                           SUPERVISION AND REGULATION

         The information contained in this section summarizes portions of the applicable laws and regulations relating to the supervision and regulation of Zions and its subsidiaries. These summaries are not complete, and they are qualified in their entirety by reference to the particular statutes and regulations described.

ZIONS

         Zions is a bank holding company within the meaning of the Bank Holding Company Act and is registered as such with the Board of Governors. Under the current terms of that Act, Zions' activities, and those of companies which it controls or in which it holds more than 5% of the voting stock, are limited to banking or managing or controlling banks or furnishing services to or performing services for its subsidiaries, or any other activity which the Board of
Governors  determines  to be so  closely  related  to  banking  or  managing  or controlling banks as to be a proper incident thereto. In making such determinations, the Board of Governors is required to consider whether the performance of such activities by a bank holding company or its subsidiaries can reasonably be expected to produce benefits to the public such as greater convenience, increased competition or gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

         Bank holding companies, such as Zions, are required to obtain prior approval of the Board of Governors to engage in any new activity or to acquire more than 5% of any class of voting stock of any company. Under the Riegle-Neal Interstate Branching and Efficiency Act of 1994, as amended ("Riegle-Neal Act"), subject to approval by the Board of Governors, bank holding companies are authorized to acquire either control of, or substantial assets of, a bank located outside the bank holding company's home state. These acquisitions are subject to limitations, the most significant of which include adequate capitalization and management of the acquiring bank holding company, existence of the acquired bank for up to five years before purchase where required under state law, existence of state laws that condition acquisitions on institutions making assets available to a "state-sponsored housing entity," and limitations on control by the acquiring bank holding company of not more than 10% of the total amount of deposits in insured depository institutions in the United States or not more than 30% of the deposits in insured depository institutions within that state. States may impose more stringent deposit concentration limits, so long as those limits apply to all bank holding companies equally. The Riegle-Neal Act reaffirms the right of states to segregate and tax separately incorporated subsidiaries of a bank or bank holding company. The Riegle-Neal Act also affects interstate branching and mergers. See "Interstate Banking" below.

         The Board of Governors is authorized to adopt regulations affecting various aspects of bank holding companies. Under the general supervisory authority of the Bank Holding Company Act and directives provided in the International Lending Supervision Act of 1983, the Board of Governors has adopted capital adequacy guidelines prescribing both risk-based capital and leverage ratios.

REGULATORY CAPITAL REQUIREMENTS

         Risk-Based Capital Guidelines. The Board of Governors has established risk-based capital guidelines for bank holding companies. The guidelines define Tier 1 Capital and Total Capital. Tier 1 Capital consists of common and qualifying preferred shareholders' equity and minority interests in equity accounts of consolidated subsidiaries, less goodwill and 50% (and in some cases up to 100%) of investment in unconsolidated subsidiaries. Total Capital consists of Tier 1 Capital plus qualifying mandatory convertible debt, perpetual debt, certain hybrid capital instruments, certain preferred stock not qualifying as Tier 1 Capital, subordinated and other qualifying term debt up to specified limits, and a portion of the allowance for credit losses, less investments in unconsolidated subsidiaries and in other designated subsidiaries or other associated companies at the discretion of the Board of Governors, certain intangible assets, a portion of limited-life capital instruments approaching maturity and reciprocal holdings of banking organizations' capital instruments. The Tier 1 component must constitute at least 50% of qualifying Total Capital.

         Risk-based capital ratios are calculated with reference to risk-weighted assets, which include both on-balance sheet and off-balance sheet exposures. The risk-based capital framework contains four risk weight categories for bank holding company assets -- 0%, 20%, 50% and 100%. Zero percent risk-weighted assets include, generally, cash and balances due from federal reserve banks and obligations unconditionally guaranteed by the U.S. government or its agencies. Twenty percent risk-weighted assets include, generally, claims on U.S. banks and obligations guaranteed by U.S. government sponsored agencies as well as general obligations of states or other political subdivisions of the United States. Fifty percent risk- weighted assets include, generally, loans fully secured by first liens on one-to-four family residential properties, subject to certain conditions. All assets not included in the foregoing categories are assigned to the 100% risk-weighted category, including loans to commercial and other borrowers. As of year-end 1992, the minimum required ratio for qualifying Total Capital became 8%, of which at least 4% must consist of Tier 1 Capital. At June 30, 1998, Zions' Tier 1 and Total Capital ratios were 13.51% and 16.90%, respectively.

         The current risk-based capital ratio analysis establishes minimum supervisory guidelines and standards. It does not evaluate all factors affecting an organization's financial condition. Factors which are not evaluated include
(i) overall interest rate exposure; (ii) quality and level of earnings; (iii) investment or loan portfolio concentrations; (iv) quality of loans and investments; (v) the effectiveness of loan and investment policies; (vi) certain risks arising from nontraditional activities; and (vii) management's overall ability to monitor and control other financial and operating risks, including the risks presented by concentrations of credit and nontraditional activities. The capital adequacy assessment of federal bank regulators will, however, continue to include analyses of the foregoing considerations and in particular, the level and severity of problem and classified assets. Market risk of a banking organization -- risk of loss stemming from movements in market prices -- is not evaluated under the current risk-based capital ratio analysis (and is therefore analyzed by the bank regulators through a general assessment of an organization's capital adequacy) unless trading activities constitute 10 percent or $1 billion or more of the assets of such organization. Such an organization (unless exempted by the banking regulators) and certain other banking organizations designated by the banking regulators must include in its risk-based capital ratio analysis charges for, and hold capital against, general market risk of all positions held in its trading account and of foreign exchange and commodity positions wherever located, as well as against specific risk of debt and equity positions located in its trading account. Currently, Zions does not calculate a risk-based capital charge for its market risk.

          The following table presents Zions' regulatory capital position at June 30, 1998 under the risk-based capital guidelines.

                                                RISK-BASED CAPITAL
                                              (DOLLARS IN THOUSANDS)
                                                                                           Percent
                                                                                           of Risk-
                                                                                           Adjusted
                                                                       Amount               Assets
                                                                       ------               ------
Tier 1 Capital.......................................                 $   943,769             13.51%
Minimum Requirement........................ .........                     279,504              4.00
                                                                      -----------          --------
  Excess.............................................                 $   664,265              9.51%
                                                                      ===========          ========
Total Capital........................................                 $ 1,181,221             16.90%
Minimum Requirement..................................                     559,007              8.00
                                                                      -----------          --------
  Excess.............................................                 $   622,214              8.90%
                                                                      ===========          ========
Risk-Adjusted Assets,
  net of goodwill, excess deferred
  tax assets and excess allowance....................                 $ 6,987,589           100.00%
                                                                      ===========          =======

         Minimum Leverage Ratio. The Board of Governors has adopted capital standards and leverage capital guidelines that include a minimum leverage ratio of 3% Tier 1 Capital to total assets (the "leverage ratio"). The leverage ratio is used in tandem with a risk-based ratio of 8% that took effect at the end of 1992. At June 30, 1998, Zions' leverage ratio was 8.06%.

         The Board of Governors has emphasized that the leverage ratio constitutes a minimum requirement for well-run banking organizations having well-diversified risk, including no undue interest rate exposure, excellent asset quality, high liquidity, good earnings, and a composite rating of 1 under the Interagency Bank Rating System. Banking organizations experiencing or anticipating significant growth, as well as those organizations which do not exhibit the characteristics of a strong, well-run banking organization described above, will be required to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Board of Governors has indicated that it will consider a "tangible Tier I Capital Leverage Ratio" (deducting all intangibles) and other indices of capital strength in evaluating proposals for expansion or new activities.

         The following table presents Zions' leverage ratio at June 30, 1998. A leverage ratio of 3% will be the minimum required for the most highly rated banking organizations, and according to the Board of Governors, other banking organizations would be expected to maintain capital at higher levels.

                                                                           (Dollars in thousands)
                                                                                                  Percent
                                                                                                  of Average
                                                                                                  Assets, Net
                                                                        Amount                    of Goodwill
                                                                        ------                    -----------
Tier 1 Capital.......................................                 $    943,769                    8.06%
Minimum Requirement..................................                      351,161                    3.00
                                                                      ------------                --------
Excess...............................................                 $    592,608                    5.06%
                                                                      ============                ========
Average Assets, net of goodwill and
  deferred tax assets.............................                    $11,705,366                 100.00%
                                                                      ===========                 ======


         Other Issues and Developments Relating to Regulatory Capital. Under such authority and directives provided in the International Lending Supervision Act of 1983, the Comptroller, the FDIC and the Board of Governors have issued regulations establishing the capital requirements for banks under federal law. The regulations, which apply to Zions' banking subsidiaries, establish minimum risk-based and leverage ratios which are substantially similar to those applicable to Zions.

         The Federal Deposit Insurance Corporation Improvement Act of 1991, as amended ("FDICIA") requires the federal banking regulators to take "prompt corrective action" in respect of banks that do not meet minimum capital requirements and imposes certain restrictions upon banks which meet minimum capital requirements but are not "well capitalized" for purposes of FDICIA. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." Implementing regulations adopted by the federal banking agencies define the capital categories for banks which will determine the necessity for prompt corrective action by the federal banking agencies. A bank may be placed in a capitalization category that is lower than is indicated by its capital position if it receives an unsatisfactory examination rating with respect to certain matters, except that it may not be categorized as critically undercapitalized unless actually indicated by its capital position.

         Failure to meet capital guidelines could subject a bank to a variety of restrictions and enforcement remedies. All insured banks are generally prohibited from making any capital distributions and from paying management fees to persons having control of the bank where such payments would cause the bank to be undercapitalized. Holding companies of critically undercapitalized, significantly undercapitalized and certain undercapitalized banks are required to obtain the approval of the Board of Governors before paying capital distributions to their shareholders. Moreover, a bank that is not well capitalized is generally subject to various restrictions on "pass through" insurance coverage for certain of its accounts and is generally prohibited from accepting brokered deposits and offering interest rates on any deposits significantly higher than the prevailing rate in its normal market area or nationally (depending upon where the deposits are solicited). Such banks and their holding companies are also required to obtain regulatory approval prior to their hiring of senior executive officers.

         Banks which are classified undercapitalized, significantly undercapitalized or critically undercapitalized are required to submit capital restoration plans satisfactory to their federal banking regulator and guaranteed within stated limits by companies having control of such banks (i.e., to the extent of the lesser of five percent of the institution's total assets at the time it became undercapitalized or the amount necessary to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with its capital restoration plan, until the institution is adequately capitalized on average during each of four consecutive calendar quarters), and are subject to regulatory monitoring and various restrictions on their operations and activities, including those upon asset growth, acquisitions, branching and entry into new lines of business and may be required to divest themselves of or liquidate subsidiaries under certain circumstances. Holding companies of such institutions may be required to divest themselves of such institutions or divest themselves of or liquidate nondepository affiliates under certain circumstances. Critically undercapitalized institutions are also prohibited from making payments of principal and interest on debt subordinated to the claims of general creditors as well as to the mandatory appointment of a conservator or receiver within 90 days of becoming critically undercapitalized unless periodic determinations are made by the appropriate federal banking agency, with the concurrence of the FDIC, that forbearance from such action would better protect the affected deposit insurance fund. Unless appropriate findings and certifications are made by the appropriate federal banking agency with the concurrence of the FDIC, a critically undercapitalized institution must be placed in receivership if it remains critically undercapitalized on average during the calendar quarter beginning 270 days after the date it became critically undercapitalized.

OTHER REGULATORY AND SUPERVISORY ISSUES

         Under FDICIA, the federal banking agencies have adopted regulations or guidelines prescribing standards for safety and soundness of insured banks and in some instances their holding companies, including standards relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings, as well as other operational and managerial standards deemed appropriate by the agencies. Upon a determination by a federal banking agency that an insured bank has failed to satisfy any such standard, the bank will be required to file an acceptable plan to correct the deficiency. If the bank fails to submit or implement an acceptable plan, the federal banking agency may, and in some instances must, issue an order requiring the institution to correct the deficiency, restrict its asset growth or increase its ratio of tangible equity to assets, or impose other operating restrictions.

         FDICIA also contains provisions which, among other things, restrict investments and activities as principal by state nonmember banks to those for which national banks are eligible, impose limitations on deposit account balance determinations for calculating interest, and require the federal banking regulators to prescribe, implement or modify standards for extensions of credit secured by liens on interests in real estate or made for financing construction of a building or other improvements to real estate, loans to bank insiders, regulatory accounting and reports, internal control reports, independent audits, exposure on interbank liabilities, contractual arrangements under which institutions receive goods, products or services, deposit account- related disclosures and advertising as well as to impose restrictions on federal reserve discount window advances for certain institutions and to require that insured depository institutions generally be examined on-site by federal or state personnel at least once every 12 months.

         In connection with an institutional failure or FDIC rescue of a financial institution, the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") grants to the FDIC the right, in many situations, to charge its actual or anticipated losses against commonly controlled depository institution affiliates of the failed or rescued institution (although not against a bank holding company itself).

         The nature of the banking and financial services industry, as well as banking regulation, may be further affected by various legislative and regulatory measures currently under consideration. The most important of such measures include legislation designed to permit increased affiliations between commercial and financial firms (including securities firms) and federally-insured banks, reduce regulatory burdens on financial institutions and eliminate or revise the features of the specialized savings association charter. It is impossible to predict whether or in what form these proposals may be adopted in the future and, if adopted, what the effect of their adoption will be on Zions or its subsidiaries.

DEPOSIT INSURANCE AND OTHER ASSESSMENTS

         Insured banks (including the bank subsidiaries of Zions) are required to make quarterly deposit insurance assessment payments to the Bank Insurance Fund (the "BIF"), and most savings associations to the Savings Association Insurance Fund (the "SAIF"), under a risk-based assessment system established by the FDIC. (In addition, certain banks must also pay deposit insurance assessments to the SAIF and certain savings associations, to the BIF alone or to both funds.) Under this system, each institution's insurance assessment rate is determined by the risk assessment classification into which it has been placed by the FDIC. The FDIC places each insured institution in one of nine risk assessment classifications based upon its level of capital and supervisory evaluations by its regulators: "well capitalized," "adequately capitalized" or "less than adequately capitalized" institutions, with each category of institution divided into subcategories of institutions which are either "healthy," of "supervisory concern" or of "substantial supervisory concern." Those institutions deemed weakest by the FDIC are subject to the highest assessment rates; those deemed strongest are subject to the lowest assessment rates. The FDIC establishes semi-annual assessment rates with the objective of enabling the affected insurance fund to achieve or maintain a statutorily-mandated target reserve ratio of 1.25% of insured deposits. In establishing assessment rates, the FDIC Board of Directors is required to consider (i) expected operating expenses, case resolution expenditures and income of the FDIC; (ii) the effect of assessments upon members' earnings and capital; and (iii) any other factors deemed appropriate by it.

         As of June 30, 1998, both BIF- and SAIF-assessable deposits were subject to an assessment schedule providing for an assessment range of 0% to
 .27% (with intermediate rates of .03%, .10%, .17% and .24%, depending upon an institution's supervisory risk group). Both BIF and SAIF assessment rates are subject to semi-annual adjustment by the FDIC Board of Directors within a range of up to five basis points without public comment. The FDIC Board of Directors also possesses authority to impose special assessments from time to time.

         In addition to the payment of deposit insurance assessments, depository institutions are required to make quarterly assessment payments to the FDIC on both their BIF and SAIF assessable deposits which will be paid to the Financing Corporation, established by the Federal Housing Finance Board under FIRREA, to enable it to pay interest and certain other expenses on bonds which it issued to facilitate the resolution of failed savings associations. Under the Federal Home Loan Bank Act, the Financing Corporation, with the approval of the FDIC Board of Directors, establishes assessment rates based upon estimates of (i) expected operating expenses, case resolution expenditures and income of the Financing Corporation; (ii) the effect of assessments upon members' earnings and capital; and (iii) any other factors deemed appropriate by it. Additionally, the Financing Corporation is required to assess BIF-assessable deposits at a rate one-fifth the rate applicable to SAIF-assessable deposits until the first to occur of the merger of the BIF and SAIF funds or January 1, 2000. At June 30, 1998, assessment rates were set at 1.22 basis points annually for BIF-assessable deposits and 6.10 basis points annually for SAIF-assessable deposits.

INTERSTATE BANKING

         Existing laws and various regulatory developments have allowed financial institutions to conduct significant activities on an interstate basis for a number of years. During recent years, a number of financial institutions have expanded their out-of-state activities and various states and the Congress have enacted legislation intended to allow certain interstate banking combinations.

         The Riegle-Neal Act dramatically affects interstate banking activities. As discussed previously, the Riegle-Neal Act allows the Board of Governors to approve the acquisition by a bank holding company of control or substantial assets of a bank located outside the bank holding company's home state. Since June 1, 1997, and earlier where permitted by applicable state law, an insured bank has been authorized to apply to the appropriate federal agency for permission to merge with an out-of-state bank and convert the branch offices of the out-of-state bank to those of its own or, alternatively, convert its branch offices to those of the out-of-state bank, unless its home state or the home state of the out-of-state bank had adopted qualifying legislation barring this form of interstate expansion by June 1, 1997.

         Interstate mergers authorized by the Riegle-Neal Act are subject to conditions and requirements, the most significant of which include adequate capitalization and management of the acquiring bank or bank holding company, existence of the acquired bank for up to five years before purchase where required under state law, and limitations on control by the acquiring bank holding company of not more than 10% of the total amount of deposits in insured depository institutions in the United States and not more than 30% of the deposits in insured depository institutions within that state. States may impose more stringent deposit concentration limits, so long as those limits apply to all bank holding companies equally. Additional requirements placed on mergers include conformity with state law branching requirements and compliance with "host state" merger filing requirements to the extent that those requirements do not discriminate against out-of-state banks or out-of-state bank holding companies.

         The Riegle-Neal Act also permits banks to establish and operate a "de novo branch" in any state that expressly permits all out-of-state banks to establish de novo branches in such state, if the law applies equally to all banks. (A "de novo branch" is a branch office of a national bank or state bank that is originally established as a branch and does not become a branch as a result of an acquisition, conversion, merger, or consolidation.) Utilization of this authority is conditioned upon satisfaction of most of the conditions applicable to interstate mergers under the Riegle-Neal Act, including adequate capitalization and management of the branching institution, satisfaction with certain filing and notice requirements imposed under state law and receipt of federal regulatory approvals.

         Under FIRREA, bank holding companies may acquire savings associations (including savings and loan associations and federal savings banks) without geographic restriction under the Bank Holding Company Act.

         Bank holding companies whose home state is Utah are authorized to acquire control of depository institutions and depository institution holding companies located in other states. Colorado law authorizes an out-of-state bank holding company, with the prior approval of the Division, to acquire a Colorado bank holding company whose operations are principally conducted within the state irrespective of the number of years the depository institution subsidiaries of the Colorado bank holding company have been in operation provided that at the time of acquisition, the out-of-state bank holding company will not control more than 25 percent of the aggregate deposits made in federally-insured banks, savings and loan associations, federal savings banks, industrial banks, bank holding companies, thrift holding companies and industrial bank holding companies located in the state and certain other requirements are satisfied.

                                 MONETARY POLICY

         The earnings of Zions and the Company are directly affected by the monetary and fiscal policies of the federal government and governmental agencies. The Board of Governors has broad powers to expand and constrict the supply of money and credit and to regulate the reserves which its member banks must maintain based on deposits. These broad powers are used to influence the growth of bank loans, investments and deposits, and may affect the interest rates which will prevail in the market for loans and investments and deposits. Governmental and Federal Reserve Board monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to do so in the future. The future impact of such policies and practices on the growth or profitability of Zions and the Company cannot be predicted.

                   INFORMATION CONCERNING ZIONS BANCORPORATION

SELECTED FINANCIAL DATA

       The following unaudited table of selected financial data should be read in conjunction with the related notes included herein and Zions' consolidated financial statements and the related notes thereto, which are incorporated by reference in this Proxy Statement/Prospectus. See "Zions Documents Incorporated by Reference."

ZIONS BANCORPORATION
SELECTED CONSOLIDATED FINANCIAL DATA

(Dollars in thousands, except per share and ratio data)

                                                    As of, and for the Six                      As of, and for the
                                                    Months Ended June 30,                     Year Ended December 31,
                                                    ---------------------                     -----------------------
                                                          1998        1997         1997        1996
                                                          ----        ----         ----        ----
EARNINGS SUMMARY
----------------
Taxable-equivalent net interest income                $235,378    $188,704  $   358,676 $   296,372
Net interest income                                    231,341     185,243      351,799     289,166
Noninterest income                                      91,100      69,930      143,167     114,270
Provision for loan losses                                6,741       3,710        6,175       4,640
Noninterest expenses (1)                               205,399     150,817      301,218     235,272
Income taxes                                            35,144      35,810       65,211      56,101
Income before cumulative effect of changes
  in accounting principles                              75,157      64,836      122,362     107,423
Cumulative effect of changes in
  accounting principles (2)                                  -           -            -           -
Net income                                              75,157      64,836      122,362     107,423

COMMON STOCK DATA
-----------------
Earnings per common share:
Income before cumulative effect of
  changes in accounting principles - diluted        $     1.03  $     0.91  $      1.89$       1.68
Net income - basic                                        1.04        0.94         1.92        1.70
Net income - diluted                                      1.03        0.91         1.89        1.68
Dividends declared per share                              0.26        0.23         0.47       0.425
Dividend payout ratio (%)                                25.01%      20.93%       23.20%      23.27%
Book value per share at period end                       12.32       10.13        10.25        8.72
Average common shares outstanding                  71,931,0000  68,279,000   63,868,000  63,194,000
Weighted average common and common
  equivalent shares outstanding during the period   73,037,000  70,436,000   64,629,000  63,787,000
Common shares outstanding at period end             75,033,242  69,562,253   63,962,100  63,468,480
                                                                                          6201,3672

AVERAGE BALANCE SHEET DATA
--------------------------
Money market investments                           $ 1,688,894 $ 1,622,619 $  1,490,772 $   923,670
Securities                                           2,906,621   2,558,495    2,575,295   1,977,875
Loan and leases, net                                 5,831,128   4,641,846    4,341,674   3,432,347
Total interest-earning assets                       10,426,643   8,822,960    8,407,741   6,333,892
Total assets                                        11,430,048   9,580,772    9,214,155   6,914,213
Interest-bearing deposits                            6,028,136   4,551,467    4,410,491   3,653,420
Total deposits                                       7,979,270   5,956,348    5,783,370   4,731,889
FHLB advances and other borrowings over one year       145,817      75,523      136,381      87,700
Long-term debt                                         277,447     267,390      257,779      55,187
Total interest-bearing liabilities                   8,557,515   7,398,800    7,067,324   5,208,318
Shareholders' equity                                   773,734     641,047      615,535     512,739

PERIOD END BALANCE SHEET DATA
-----------------------------
Money market investments                            $1,241,097  $  831,176  $   814,088 $   613,429
Securities                                           3,128,036   2,974,116    2,712,094   1,983,643
Loans and leases, net                                6,125,107   4,962,866    4,871,650   3,837,149
Allowance for loan losses                               96,043      86,869       80,481      76,803
Total assets                                        11,780,537   9,696,279    9,521,770   7,116,413
Total deposits                                       8,312,094   6,529,716    6,854,462   5,119,692
FHLB advances and other borrowings over one year       118,011     110,132      210,681      81,875
Long-term debt                                         386,243     263,246      258,566     251,620
Shareholders' equity                                   924,645     704,498      655,460     554,610


                                                              As of, and for the
                                                            Year Ended December 31,
                                                        -------------------------------
                                                          1995         1994        1993
                                                          ----         ----        ----
EARNINGS SUMMARY
----------------
Taxable-equivalent net interest income             $   238,880  $   203,313 $   178,636
Net interest income                                    233,547      198,606     174,657
Noninterest income                                      88,811       73,202      79,880
Provision for loan losses                                3,000        2,181       2,993
Noninterest expenses (1)                               195,186      174,900     167,750
Income taxes                                            41,787       30,900      27,248
Income before cumulative effect of changes
  in accounting principles                              82,385       63,827      56,546
Cumulative effect of changes in
  accounting principles (2)                                  -            -       1,659
Net income                                              82,385       63,827      58,205

COMMON STOCK DATA
-----------------
Earnings per common share:
Income before cumulative effect of
  changes in accounting principles - diluted       $      1.37  $      1.09 $       .99
Net income - basic                                        1.39         1.11        1.03
Net income - diluted                                      1.37         1.09        1.02
Dividends declared per share                            0.3525         0.29       0.245
Dividend payout ratio (%)                                24.95%       27.06%      21.81%
Book value per share at period end                        7.46         6.28        5.50
Average common shares outstanding                   59,435,000  57,754,0005  56,636,000
Weighted average common and common
  equivalent shares outstanding during the period   60,013,000   58,404,000  57,120,000
Common shares outstanding at period end             62,773,280   58,238,208  56,805,468
                                                         7,544

AVERAGE BALANCE SHEET DATA
--------------------------
Money market investments                           $   945,842  $   869,709 $   788,694
Securities                                           1,665,500    1,545,704   1,209,165
Loan and leases, net                                 2,662,753    2,574,995   2,222,182
Total interest-earning assets                        5,274,095    4,990,408   4,220,041
Total assets                                         5,779,025    5,456,613   4,643,918
Interest-bearing deposits                            3,095,714    2,744,976   2,449,275
Total deposits                                       3,963,702    3,583,094   3,178,926
FHLB advances and other borrowings over one year        96,305      118,607     111,974
Long-term debt                                          57,506       59,493      75,623
Total interest-bearing liabilities                   4,397,582    4,197,865   3,556,746
Shareholders' equity                                   407,498      339,181     286,331

PERIOD END BALANCE SHEET DATA
-----------------------------
Money market investments                           $   687,251  $   403,446 $   597,680
Securities                                           1,694,669    1,663,433   1,258,939
Loans and leases, net                                3,068,057    2,391,278   2,486,346
Allowance for loan losses                               73,437       67,018      68,461
Total assets                                         6,095,515    4,934,095   4,801,054
Total deposits                                       4,511,184    3,705,976   3,432,289
FHLB advances and other borrowings over one year        95,817      101,571     152,109
Long-term debt                                          56,229       58,182      59,587

                                                    As of, and for the Six                      As of, and for the
                                                    Months Ended June 30,                     Year Ended December 31,
                                                    --------------------------------------------------------------------------------
                                                      1998         1997         1997       1996      1995       1994       1993
                                                      ----         ----         ----       ----      ----       ----       ----
Nonperforming assets:
     Nonaccrual loans                              $  25,055  $   15,953  $    11,907 $   12,704 $  10,875  $  13,635 $   23,364
     Restructured loans                                  685         830          691        857       249        567      4,006
     Other real estate owned and other
          nonperforming assets                         3,593       3,998        3,371        138     1,609      4,741      3,267
     Total nonperforming assets                       29,333      20,781       15,969     13,699    12,733     18,943     30,637
Accruing loans past due 90 days or more               15,566       8,170        9,944      3,563     5,309      3,041     10,821

SELECTED RATIOS
---------------
Net interest margin (3)                                4.55%       4.31%        4.27%      4.68%     4.53%      4.07%      4.23%
Return on average assets                               1.33%       1.36%        1.33%      1.55%     1.43%      1.17%      1.25%
Return on average common equity                       19.59%      20.40%       19.88%     20.95%    20.22%     18.82%     20.33%
Ratio of average common equity to average assets       6.77%       6.69%        6.68%      7.42%     7.05%      6.22%      6.17%
Tier I risk-based capital - period end                13.50%      13.69%       11.74%     14.16%    11.33%     11.81%     10.85%
Total risk-based capital - period end                 16.90%      15.83%       13.75%     17.52%    14.03%     14.96%     14.12%
Leverage ratio - period end                            8.06%       7.84%        6.75%      8.70%     6.33%      6.24%      5.44%
Ratio of nonperforming assets to total
  assets - period end                                   .25%        .21%         .17%       .19%      .21%       .38%       .64%
Ratio of nonperforming assets to net loans and
  leases and other real estate owned and
  other nonperforming assets at period end              .48%        .42%         .33%       .36%      .41%       .79%      1.23%
Ratio of net charge-offs (recoveries) to average
  loans and leases                                      .13%        .18%         .19%       .11%      .10%       .19%      (.23)%
Ratio of allowance for loan losses to net loans
  and leases outstanding at period end                 1.57%       1.75%        1.65%      2.00%     2.39%      2.80%      2.75%
Ratio of allowance for loan losses to
  nonperforming loans at period end                  373.13%     517.60%      638.84%    566.35%   660.17%    471.89%    250.13%

(1) Noninterest expenses for the year ended December 31, 1993 included a one-time expense of $6,022,000 in the first quarter of 1993, related to the early extinguishment of debt which was necessitated by the decision in March 1993 to notify holders of floating rate notes totaling $37,450,000 and industrial revenue bonds totaling $4,720,000 that the debt would be redeemed during the second quarter of 1993. The expense consisted of marking to market an interest rate exchange agreement entered into several years earlier in conjunction with the issuance of the floating rate notes and writing off deferred costs associated with the notes and bonds. Early redemption of the bonds and notes in the second quarter of 1993 allowed Zions Bancorporation to avail itself of lower cost funding.

(2) Cumulative effect of changes in accounting principles for the year ended December 31, 1993 resulted from the cumulative effect of changes in accounting principles in the first quarter of 1993, arising from the adoption as of January 1, 1993, of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," and SFAS No. 109, "Accounting for Income Taxes." The election of immediate recognition of the cumulative effect (transition obligation) of such change in accounting method for postretirement benefit other than pensions of SFAS No. 106 decreased pretax and after-tax net income by $5,760,000 and $3,631,000, respectively. In addition to the $2,129,000 deferred tax benefit resulting from the adoption of SFAS No. 106 the election to apply SFAS No. 109 prospectively and not restate prior years resulted in net deferred tax benefits of $5,290,000 for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities.

(3) Net interest margin represents net interest income on a taxable-equivalent basis as a percentage of average earning assets.

STOCK PRICES AND DIVIDENDS ON ZIONS COMMON STOCK

         Zions Common Stock is traded on the Nasdaq-NMS under the symbol "ZION". The following table provides the high and low daily sales prices for Zions Common Stock for the periods indicated, in each case as reported by the Nasdaq Stock Market, and the cash dividends per share declared on Zions Common Stock for such periods.

                                                                                                        CASH
                                                                                                        DIVIDENDS
                                                                          HIGH           LOW            DECLARED
                                                                          ----           ---            --------
1996
First Quarter .................................................       $ 19.81.        $ 16.69             $.1025
Second Quarter.................................................         19.75           17.00              .1025
Third Quarter..................................................         22.44           18.00              .11
Fourth Quarter.................................................         26.00           21.94              .11
                                                                                                          -----
                                                                                                          $.425

1997
First Quarter..................................................       $ 33.25.        $ 25.69             $ .11
Second Quarter.................................................         37.63           28.38               .12
Third Quarter..................................................         41.13           34.69               .12
Fourth Quarter.................................................         46.00           37.63               .12
                                                                                                          ------
                                                                                                          $ .47

1998
First Quarter..................................................       $ 55.69.        $ 39.56             $ .12
Second Quarter.................................................         53.13           48.06               .14
Third Quarter..................................................         57.25           38.38               .14
Fourth Quarter (through _____, 1998).................                      ?               ?                ?


         On August ____, 1998, the last trading date prior to the public announcement of the Reorganization, the closing sale price for the Zions Common Stock was $____. On ____, 1998, the last trading date before this Proxy Statement/Prospectus was sent to the printers, the closing sale price for the Zions Common Stock was $______. On _______, 1998, there were approximately
[XX,XXX,XXX] shares of Zions Common Stock outstanding, held by approximately [X,XXX] shareholders of record.

         While Zions is not obligated to pay cash dividends, Zions' Board of Directors presently intends to continue the policy of paying quarterly cash dividends. Future dividends will depend, in part, upon the earnings and financial condition of Zions.

                      BUSINESS OF THE COMPANY AND THE BANK

THE COMPANY

         The Company was organized as a Colorado corporation in 1980 and became a holding company under the Bank Holding Company Act in 1980 when it acquired Citizens Bank, Westminster, Colorado (the "Bank"). The Bank was chartered by the State of Colorado in 1970 and continues to operate from its primary location at 3300 West 72nd Avenue in Westminster, Colorado, a suburb in the northwestern Denver metropolitan area.

         The Company has also served as a holding company for two additional subsidiary banks. In 1981 Citizens Bank, Littleton, Colorado, was chartered by the State of Colorado and became an affiliate of the Company. It operated from its primary location in Littleton, Colorado, a suburb in the southern Denver metropolitan area, until it was closed by the FDIC in September 1988 and subsequently sold to Equitable Bank of Littleton. In 1984 Citizens Bank, Glendale, Colorado, was chartered by the State of Colorado and became an affiliate of the Company. It operated from its primary location in Glendale, Colorado, a suburb in the eastern Denver metropolitan area, until it was closed by the FDIC in 1987 and subsequently sold to Prudential Bank of Denver.

         Since 1988, the Company's activities have been limited to ownership and operation of the Bank. The Company's principal assets are its investment in the Bank and cash. The Company's primary source of income is Bank dividends. Since December 31, 1993, the Company has experienced continued growth. Assets and deposits grew 28.57% and 26.53%, respectively, from December 31, 1993, to June 30, 1998. Over the same period loan growth was 22.94%. The Company has continually improved its profitability over the last several years, achieving a 1.50% return on average assets for 1997, and 1.40% for the first six months of 1998.

         For the six months ending June 30, 1998, the Company's net income after taxes was $345,000, compared to $337,000 for the same period in 1997. On June 30, 1998, deposits were $44,038,000 and net loans were $27,120,000 compared to $39,770,000 and $26,281,000, respectively, at June 30, 1997. At June 30, 1998, the Company had total assets of $50,185,000 and total stockholders' equity of $5,805,000 compared to $45,431,000 and $4,665,000, respectively, at June 30,
1997. Net interest income for the six months ending June 30, 1998, was $1,201,000 as compared to $1,127,000 for the same period in 1997.

THE BANK

         The Bank has operated at its current location in Westminster, Colorado, since 1970 and in September 1998 opened a branch office in the northwestern Denver metropolitan area. The Bank offers general commercial banking services to its customers and caters to small and medium-sized businesses located primarily in the northwestern Denver metropolitan area by providing a comprehensive banking relationship. The Bank engages in most banking activities, including accepting checking and savings deposits, and making commercial, installment, and real estate mortgage loans. It also offers a variety of other banking products including safe deposit boxes, debit and credit cards, money orders, cashiers checks, 24-hour ATM access, 24- hour telephone banking, U.S. Savings Bonds, U.S. Treasury Securities, ACH transfers, wire transfers and safekeeping for municipalities and bankruptcy trustees. The Bank is not authorized to offer, and does not offer, trust services. The Bank leases space in its lobby to a national investment firm that sells non-deposit investment products such as stocks, bonds, mutual funds, money market funds, retirement plans and annuities.

         The Bank is a member of the Federal Reserve System and is subject to examination by the Colorado Division of Banking and the Federal Reserve Bank of Kansas City.

MARKET AREA SERVED

         The Bank's two facilities are both located within the northwestern Denver metropolitan area. The main office is located on 72nd Avenue three blocks west of Federal Boulevard, a major thoroughfare which provides access to US Highway 36 (the Boulder Turnpike) and Interstates I-25 and I-70. This area is experiencing extensive redevelopment with the demolition of the forty year old Westminster Plaza Shopping Center and the erection of a new 55,000 square foot Safeway store and adjoining retail shops. In addition, on both Federal Boulevard and West 72nd Avenue, utility lines have been relocated underground, streets have been widened and resurfaced with new curbs and gutters, and planters and trees have been added. Although the area surrounding the main Bank office is considered to be largely "blue collar," household income exceeds other locations in the Denver metropolitan area primarily because of the existence of many two-income households.

         The Bank opened a new branch office in September 1998 located eight miles northwest of the main office in the Church Ranch Office Park at 103rd Avenue and Church Ranch Boulevard, a new exit from the Boulder Turnpike. This Office Park includes a new Country Inn and a facility of Children's Hospital, and is home to numerous high tech firms such as Level Three, Match Logic and Itelco. Nearby is the new Westminster Promenade, a development accommodating a 24-screen AMC theater, a 3-sheet ice arena, a Westin Hotel and conference center and other retail development nearing completion, under construction, or in the planning stage. The Office Park is surrounded by new up-scale residential developments, including apartments, condominiums, patio homes and other single family houses.

LOANS

         General. The Bank follows a uniform credit policy for its loans, which sets forth underwriting and loan administration criteria, including loan review and grading and related matters. The Bank monitors asset quality utilizing an internal and external loan review program.

 Interest rates charged on loans vary with the degree of risk, maturity, underwriting and servicing costs, loan amount and extent of other banking relationships maintained with customers, and are further subject to competitive pressures, money market rates, availability of funds and government regulations. Approximately 11.59% of the Bank's loan portfolio at June 30, 1998, had interest rates that float with the Bank's base rate or some other reference rate. Most of the Bank's loans are generated in the Denver metropolitan area.

         In the ordinary course of business, the Bank enters into various types of transactions that include commitments to extend credit and stand-by letters of credit. The Bank uses the same credit policies for these commitments as it uses in all its lending activities and has included these commitments in its lending risk evaluations. The Bank's exposure to credit loss under commitments to extend credit is represented by the amount of the commitments. Under applicable federal and state law, permissible loans by the Bank to one borrower were limited to an aggregate of $758,472 at June 30, 1998.

         Loan Portfolio. The Company concentrates its lending activities in the following areas: real estate, commercial and industrial, and individual. At June 30, 1998, these categories accounted for approximately 76.5%, 13.7% and 9.3%, respectively, of the Company's loan portfolio, compared to 79.0%, 12.9% and 7.7%, respectively, at June 30, 1997. The following table sets forth the Company's loans by major category at the dates indicated:

                                                    6-30-98         6-30-97       12-31-97       12-31-96
                                                    -------         -------       --------       --------
                                                                  (in thousands)
Real estate loans                                    $20,953        $20,972        $21,254         $19,182
Commercial and industrial                              3,747          3,420          3,507           3,807
Individual loans                                       2,549          2,044          2,044           1,776
Other loans and leases                                   152            119            343             120
                                                   ---------      ---------      ---------       ---------

Total loans                                          $27,401        $26,555        $27,148         $24,885

Less allowance for loan and lease losses                 281            274            264             276
                                                   ---------      ---------      ---------       ---------

Net loans                                            $27,120        $26,281        $26,884         $24,609
                                                     =======        =======        =======         =======



         Real estate loans primarily consist of amortized loans secured by improved real estate at less than 75% loan to value with fixed rates and maturities of five years or less. Many of these loans are made to small and medium-sized businesses and some have additional collateral such as furniture, fixtures, equipment, accounts receivable and inventory.

         Commercial and industrial loans are generally credit lines to small and medium-sized businesses with annual maturities and interest collected quarterly.

         Individual loans are typically made for non-business purposes and include new and used car loans, recreational vehicle loans, home improvement loans and small revolving lines of credit. Over the years it has become increasingly difficult to compete with the interest rates and terms offered by automobile and recreational vehicle dealers and manufacturers. As a result, these types of loans have decreased significantly and the Bank has focused on first mortgage real estate loans to individuals. Most of these real estate loans are fixed rate loans amortizing in twenty years or less with maturities of five years or less. Many loans are characterized as "non-conforming" in the traditional mortgage market because the borrowers may lack credit history, may not have sufficient income to qualify, or may not be unable to satisfy the lender's employment requirements. However, most of these loans are characterized by large down payments or secured by other properties with sufficient equity to meet the Bank's loan to value requirements. Many of these loans are to recent immigrants from eastern Europe or southeast Asia who have referred their families, friends and co-workers to the Bank as new customers.

         The following table presents loans by maturity for the dates indicated. Actual maturities may differ from the contractual maturities shown below as a result of renewals and prepayments.


Maturity                                                       6-30-98           6-30-97         12-31-97
--------                                                       -------           -------         --------
                                                                              (in thousands)
One year or less                                                $ 7,942         $  5,740           $ 6,973
One to five years                                                18,525           19,491            18,756
Over five years                                                     934            1,324             1,419
                                                                -------          -------           -------

Total                                                           $27,401          $26,555           $27,148
                                                                =======          =======           =======

Loans due after one year
     Fixed interest rate                                        $19,459          $20,815           $20,175
     Floating interest rate                                         ---              ---               ---


         Nonperforming   Assets  and  Loans.  The  following  table  sets  forth
information concerning the Company's nonperforming assets and loans at the dates indicated:

                                                    6-30-98         6-30-97       12-31-97       12-31-96
                                                    -------         -------       --------       --------
                                                                    (dollars in thousands)
Nonperforming loans:
    Loans 90 days or more delinquent
        and still accruing interest                 $  10          $   0          $  10             $  19
    Nonaccrual loans                                   21              0              0                20
    Troubled debt restructurings                        0              0              0                 0
                                                   ------         ------         ------            ------

Total nonperforming loans                          $   31          $   0          $  10             $  39
                                                   ======          =====          =====             =====

Other real estate owned                                 0             74             72                76
Other assets acquired by foreclosure                    0              0              0                 0
                                                   ------         ------         ------            ------

Total nonperforming assets                         $   31         $   74          $  82             $ 115
                                                   ======         ======          =====             =====

Allowance for loan losses                          $  281         $  274          $ 264             $ 276
                                                   ======         ======          =====             =====

Ratio of total nonperforming assets
    to total assets                                 0.06%          0.16%          0.17%             0.25%
Ratio of total nonperforming loans
    to total loans                                  0.11%          0.00%          0.04%             0.16%
Ratio of allowance for loan losses
    to total loans                                  1.04%          1.04%          0.98%             1.12%
Ratio of allowance for loan losses
    to total nonperforming loans                  906.45%             NA      2,640.00%           707.69%


         The Bank knows of no material loans that are now current where there are serious doubts as to the ability of the borrower to comply with present loan repayment terms.

         Nonperforming loans consist of loans 90 days or more delinquent and still accruing interest, nonaccrual loans and troubled debt restructurings. There were no material nonperforming loans at June 30, 1998.

         Nonaccrual loans are loans on which the accrual of interest has been discontinued. When, in the opinion of the Bank management, a reasonable doubt exists as to the full, timely collection of interest or principal, regardless of the delinquency status of the loan, the accrual of interest is discontinued and all interest previously accrued, but not collected, is reversed against current period interest income. While the loan is on nonaccrual status, interest income is recognized only upon receipt and then only if, in the judgment of management, future collection of principal and interest is probable. Loans 90 days or more delinquent are changed to nonaccrual status unless the loan is in the process of collection and management determines that full collection of principal and interest is probable. Interest accruals are resumed on nonaccrual loans only when, in the judgment of Bank management, the loans are estimated to be fully collectible as to both principal and interest.

         Troubled debt restructurings are loans that have been renegotiated to provide a reduction or deferral of interest or principal balance because of a deterioration in the financial condition of the borrower.

         Additional interest income on nonaccrual loans that would have been recognized in 1997 had the loans been current in accordance with their original terms was not material. No interest income was collected in 1997 on nonaccrual loans.

         Other real estate owned includes property acquired in foreclosure proceedings or under agreements with delinquent borrowers. When the Bank sells other real estate and finances more than 90% of the purchase price it is required by federal regulation to carry the loan as other real estate owned until such time as the loan balance falls below 90% of the purchase price. Amounts carried in other real estate owned as of December 31, 1996, and December 31, 1997, represent the balances of loans that exceeded 90% of the purchase price at the time the Bank sold the properties, even though such loans were not delinquent. The Bank did not actually own any other real estate as of the aforementioned dates and as of June 30, 1998, there were no amounts carried as other real estate owned.

ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

         The allowance for loan losses is established through charges to earnings in the form of provisions for loan losses. Charge-offs or recoveries are charged or credited directly to the allowance. In general, the amount charged to earnings each year by the Bank is based on the Bank management's judgment, which takes into consideration a number of factors, including: (a) the Bank's loss experience in relation to outstanding loans and the existing level of the allowance; (b) a continuing review of problem loans, related uncollected interest and overall portfolio quality; (c) regular examinations and appraisals of loan portfolios conducted by the Bank's internal and external auditors and state and federal supervisory authorities; and (d) current economic conditions.

         The following table sets forth the historical relationship between the Bank's loan charge-offs and recoveries and allowance for loan losses at the dates indicated:

                                                     6-30-98         6-30-97       12-31-97       12-31-96
                                                     -------         -------       --------       --------
                                                                          (in thousands)
Balance of allowance for loan losses at
     beginning of period                               $264           $276           $276            $294
Charge-offs:
     Real estate loans                                    0              0              0               0
     Installment loans                                   (4)           (10)           (16)            (28)
     Commercial loans                                    (3)             0            (11)             (9)
     Credit card and related plans                       (1)            (2)            (3)             (3)
                                                       -----         ------          -----           -----

Total charge-offs                                      $ (8)          $(12)          $(30)           $(40)

Recoveries:
     Real estate loans                                    0              2              4               3
     Installment loans                                    2              2              3               7
     Credit card and related plans                        0              0              0               1
     Commercial loans                                    43              6             11              11
                                                       ----         ------          -----           -----

Total recoveries                                       $ 45          $  10          $  18           $  22

Net (charge-offs) recoveries                             37             (2)           (12)            (18)
Provision for credit losses                             (20)             0              0               0
                                                       ----         ------         ------          ------


Balance at end of period                               $281           $274           $264            $276
                                                       ====           ====           ====            ====

Ratio of net charge-offs (recoveries)
     average loans (annualized for
     June 30, 1998 and 1997)                          (0.28%)         0.02%          0.05%           0.07%

Average loans outstanding during period             $26,888        $25,717        $26,221         $24,652
                                                    =======        =======        =======         =======

INVESTMENT SECURITIES

         The Company's investment portfolio consists primarily of U.S. Treasury and U.S. Agency securities held available for sale. The Company holds no securities as "held to maturity." Government regulations limit the type and quality of investments in which the Company may invest its funds. The following table sets forth the amortized cost and market value of the Company's investment securities by class of security at the dates indicated:

                                         6-30-98             6-30-97           12-31-97            12-31-96
                                    -----------------   -----------------   ---------------    -----------------
                                    Amortized  Market   Amortized  Market   Amortized Market   Amortized  Market
                                      Cost      Value     Cost      Value     Cost     Value     Cost      Value
                                    ---------  ------   ---------  ------   --------- ------   ---------  ------
                                                                     (in thousands)
Securities available for sale
   U.S. Treasury                  $12,293   $12,317   $11,289   $11,312   $11,891  $11,931   $10,716   $10,742
   U.S. agencies                      700       701         0         0       500      502         0         0
   States & political subdivisions      0         0       175       176         0        0       175       176
   Mortgage backed                      0         0         0         0         0        0         0         0
   All other                          212       212       201       201       206      206       197       197
                                --------- ---------   -------   ------- ------------------ --------- ---------
Total securities available
    for sale                      $13,205   $13,230   $11,665   $11,689   $12,597  $12,639   $11,088   $11,115
                                  =======   =======   =======   =======   =======  =======   =======   =======

         The following tables set forth the carrying values, maturities and weighted average yields of the Company's investment portfolio at June 30, 1998, and December 31, 1997, respectively:

                                                 Due in
                                             1 Year or Less           Due 1-5 Years           Due 5-10 Years
                                           -------------------     -------------------     -------------------
                                            Amount       Yield      Amount       Yield      Amount       Yield
                                            ------       -----      ------       -----      ------       -----
                                                                                           (in thousands)
                                                                                           June 30, 1998
                                           ----------------------------------------------------------------------
Securities held to maturity                     0          0            0          0            0            0

Securities available for sale
     U.S. Treasury                         $6,298      6.04%       $5,995      5.66%       $    0
     U.S. Agencies                              0                       0                     700        6.46%
     States & political subdivisions            0                       0                       0
     Mortgage backed securities                 0                       0                       0
     Other securities                         212                       0                       0
                                           ------                  ------                  ------

Total                                      $6,510      6.04%       $5,995      5.66%         $700        6.46%


                                                                                         December 31, 1997
                                           ----------------------------------------------------------------------

Securities held to maturity                     0          0            0          0            0            0

Securities available for sale

     U.S. Treasury                         $5,896      5.93%       $5,995      5.97%            0
     U.S. Agencies                              0                       0                    $500        6.80%
     States & political subdivisions            0                       0                       0
     Mortgage backed securities                 0                       0                       0
     Other securities                         206                       0                       0
                                           ------                  ------                  ------

Total                                      $6,102      5.93%       $5,995      5.97%         $500        6.80%


                                          Due After 10 Years            Total
                                          ------------------   ---------------------
                                          Amount       Yield      Amount       Yield
                                          ------       -----      ------       -----

                                          ------------------------------------------
Securities held to maturity                     0          0            0          0

Securities available for sale
     U.S. Treasury                              0                 $12,293      5.87%
     U.S. Agencies                              0                     700      6.46%
     States & political subdivisions            0                       0
     Mortgage backed securities                 0                       0
     Other securities                           0                     212
                                              ---               ---------

Total                                           0                 $13,205      5.90%



                                          -------------------------------------------

Securities held to maturity                     0          0            0          0

Securities available for sale

     U.S. Treasury                              0                 $11,891      5.97%
     U.S. Agencies                              0                     500      6.80%
     States & political subdivisions            0                       0
     Mortgage backed securities                 0                       0
     Other securities                           0                     206
                                              ---               ---------

Total                                           0                 $12,597      6.00%


                                       54

DEPOSITS

         Growth in deposits was the primary source of funds used by the Company for lending and other general business purposes. The Company may derive additional funds from principal repayment on loans, the sale of loans and investment securities and borrowings from correspondent banks. The level of deposit liabilities can vary significantly and is influenced by prevailing interest rates, money market conditions, general economic conditions and competition. The Company offers a full range of depository accounts, including checking, savings, money market accounts and certificates of deposit. Management believes that the customers provide a strong and relatively stable core deposit base.

         The following table presents the average balances for each of the Company's major category of deposits and the weighted average interest rate paid for interest-bearing deposits for the periods indicated:

                                    Six Months Ending   Six Months Ending                   Years Ending December 31
                                    -----------------   -----------------           --------------------------------
                                      June 30, 1998        June 30, 1997              1997                    1996
                                  --------------------------------------------------------------------------------
                                             Weighted            Weighted           Weighted            Weighted
                                              Average             Average            Average             Average
                                    Average  Interest   Average  Interest  Average  Interest   Average  Interest
                                    Balance    Rate     Balance    Rate    Balance    Rate     Balance    Rate
                                    -------    ----     -------    ----    -------    ----     -------    ----
                                                                  (dollars in thousands)
NOW and MM accounts                $19,276     3.10%   $18,116     2.84%   $17,971     2.96%  $17,010     2.67%
Savings                              5,585     2.94%     5,526     2.86%     5,543     2.92%    5,739     2.84%
Time certificates of deposit
     under $100,000                  4,433     5.05%     4,361     4.91%     4,393     4.96%    4,834     4.92%
Time certificates of deposit
     $100,000 and over               2,378     5.21%     2,135     4.87%     2,129     5.12%    1,533     4.63%
                                 ---------           ---------           ---------          ---------

Total interest-bearing deposits     31,672     3.50%    30,138     3.28%    30,036     3.40%   29,116     3.18%

Noninterest-bearing demand
     deposits                       12,468              11,430              11,991             11,119
                                  --------            --------            --------           --------

Total deposits                     $44,140             $41,568             $42,027            $40,235
                                   =======             =======             =======            =======

         The following table sets forth the amount and maturity of certificates of deposit with balances of more that $100,000 at June 30, 1998, June 30, 1997, and December 31, 1997:

                                                       6-30-98               6-30-97             12-31-97
                                                       -------               -------             --------
                                                                          (in thousands)
Remaining maturity
       Under 3 months                                   $1,391                $1,295                $1,515
       3 to 12 months                                    1,047                   810                   830
       Over 12 months                                        0                     0                     0
                                                        ------                ------                ------

Total                                                   $2,438                $2,105                $2,345
                                                        ======                ======                ======

RETURN ON EQUITY AND ASSETS

         The following table sets forth the return on the Company's average assets and equity and various other ratios for the periods indicated:

                                                       Six Months Ending         Year Ending December 31
                                                    -----------------------      -----------------------
                                                    6-30-98       6-30-97           1997         1996
                                                    -------       -------           ----         ----
Return on assets(1)                                    1.40%        1.45%            1.51%       1.59%
Return on equity(2)                                   11.94%       14.77%           14.96%      17.21%
Equity to assets ratio(3)                             11.74%        9.80%           10.10%       9.24%
Dividend payout ratio(4)                              28.61%       20.89%           19.82%      19.55%


1 Net income divided by average total assets (annualized for June 30, 1998, and June 30, 1997).
2 Net income divided by average stockholders' equity (annualized for June 30, 1998, and June 30, 1997).
3    Average total equity divided by average total assets.
4    Dividends paid per share divided by net income per share.

COMPETITION

         The banking industry in the Denver metropolitan area is highly competitive. Throughout the 1980s and 1990s, major regional publicly-traded bank holding companies such as Norwest, First Bank System, Banc One, KeyCorp, Wells Fargo, Community First Bancshares and Zions Bancorporation established a presence in the Colorado banking market by acquiring financial institutions in the Denver metropolitan area and throughout Colorado. Currently, the banking environment in the Denver metropolitan area can be characterized by three different groups of banks: (i) regional bank holding companies headquartered outside of Colorado; (ii) two large financial institutions with local headquarters (FirstBank Holding Company and First Colorado Bancorp); and (iii) a number of smaller local banks.

         The Company has competition within its markets from both the locally-owned financial institutions and the major regional banks. Additionally, there is competition from savings and loan associations, credit unions, investment companies and other types of financial service providers. Many of the Company's competitors are larger and substantially more capitalized than the Company with higher lending limits and the ability to pay for mass advertising, technology and physical facilities. The primary factors affecting competition for deposits are interest rates, cost of services, the quality and range of financial products offered and the convenience of locations and office hours. The primary factors in competing for loans are interest rates, loan origination fees and the quality and range of lending products offered. Other factors which affect competition include the general availability and reliability of lendable funds, credit, general and local economic conditions and the quality of service and loan approval turn-around provided to the customers.

         The Company believes that is has been successful in developing niches of (i) catering to small businesses by providing comprehensive banking relationships, and (ii) fostering a real estate loan program for the area's immigrant population by eliminating the difficulties usually associated with real estate transactions in the traditional mortgage market. Management further believes that the Company's success is also attributable to personal service and striving to meet the customers' essential banking needs.

PROPERTY

         The Bank owns all of its banking facilities except for the main office building at 3300 West 72nd Avenue which is owned by Citizens Bank Building Corporation, a wholly owned subsidiary of the Bank. The following table sets forth certain information concerning the Bank's properties:


Facility                        Address                              Square Footage
--------                        -------                              --------------

Main office                     3300 West 72nd Avenue                8,000
Branch office                   7180 West 103rd Avenue               2,000
Employees' parking lot          71st Avenue & Julian Streets         Not meaningful
Warehouse                       851B Highway 224, Unit B1            Not meaningful

         The Bank also owns two ATMs, one located at the main office and the other located at the branch office.

LEGAL PROCEEDINGS

         The Company is not presently involved in any legal proceedings which the Company's management believes to be material to its financial conditions or results of operations. As the nature of the Company's business involves providing certain financial services, the collection of loans and the enforcement and validity of mortgages and other liens, the Company and the Bank are parties in various legal proceedings (such as garnishment proceedings) which may be considered arising in the ordinary course of its business.

EMPLOYEES

         At June 30, 1998, the Company and the Bank employed 34 full-time equivalent employees. None of the employees is covered by a collective bargaining agreement. The Company provides a variety of employee benefits and management believes that employee relations are good.

REGULATORY MATTERS

         As a registered bank holding company under the Bank Holding Company Act, the Company is subject to the regulations and supervision of the Federal Reserve Board. The Bank Holding Company Act requires the Company to file reports with the Federal Reserve Board and provide any additional information requested thereby.

         The Bank is a banking corporation organized under the laws of the State of Colorado. It is a member of the Federal Reserve System and its deposits are insured by the FDIC. The Bank is subject to regulation, supervision and regular examination by the Federal Reserve Board and the Colorado Division of Banking. See "Supervision and Regulation," above.

YEAR 2000 COMPLIANCE

         In 1997, the Company began efforts to identify and assess any issues associated with its software's ability to properly utilize dates and process data beyond the year 2000. The Company has already invested approximately
$300,000 to convert critical mainframe and PC-based operating systems and software to year 2000 compliant hardware and software. Management believes that the Company's operations affected by year 2000 issues will be tested and compliant in advance of year 2000. Management also believes that the financial impact upon the Company to complete systems projects and ensure year 2000 compliance will not be material to the Company's financial position or results of operations.

SELECTED FINANCIAL DATA

         The following unaudited table of selected financial data should be read in conjunction with the Company's consolidated financial statements and the related notes thereto and with the Company's management discussion and analysis of financial condition and results of operations, which are included elsewhere in the Proxy Statement/Prospectus.

                                                     As of and for the             As of and for the
                                                        Six Months                   Years Ending
                                                       Ending June 30                December 31
                                                     ------------------------------------------------------
                                                     1998          1997       1997         1996         1995
                                                     ----          ----       ----         ----         ----
                                                         (in thousands, except per share and ratio data)
Earnings summary:
-----------------
Net interest income                                 $1,201        $1,127      $2,314       $2,277       $2,179
Provision for loan losses                              (20)            0           0            0            0
Noninterest income                                     295           287         590          592          585
Noninterest expense                                    993           902       1,836        1,773        1,804
Income taxes                                           178           175         358          375          328
                                                   -------       -------     -------      -------     --------

Net income                                         $   345       $   337     $   710      $   721      $   632
                                                   =======       =======     =======      =======      =======

Common Stock data:
------------------
Earnings per common share (diluted)                $  2.98       $  3.07     $  6.45      $  6.54      $  5.82
Book value per share at period end                  $50.06        $56.33      $60.13       $53.15       $46.23
Weighted average common shares
    outstanding during period                       82,816        82,816      82,816       82,866       82,266

Average balance sheet data:
---------------------------
Securities                                         $12,641       $10,958     $11,429      $10,342      $10,614
Loans and leases, net                               26,565        24,870      25,648       24,858       24,192
Total interest-earning assets                       45,010        42,454      42,830       41,476       37,114
Total assets                                        49,233        46,542      46,998       45,351       40,768
Interest-bearing deposits                           31,672        30,138      30,036       29,116       25,220
Total deposits                                      44,140        41,568      42,027       40,235       36,422
Equity                                               5,780         4,562       4,745        4,190        3,676

End of period balance sheet data:
---------------------------------
Securities                                         $13,205       $11,665     $12,597      $11,088      $10,186
Loans and leases, net                               27,120        26,281      26,884       24,609       25,262
Allowance for loan losses                              281           274         264          276          294
Total assets                                        50,185        45,431      48,622       45,715       43,627
Total deposits                                      44,038        39,770      42,669       39,696       38,155
Shareholders' equity                                 5,805         4,665       4,980        4,404        3,831

Nonperforming assets:
---------------------
    Non-accrual loans and loans past
           due 90 days or more                     $    31      $      0     $    10      $    39      $    56
    Other real estate owned                              0            74          72           76           80
                                                   -------      --------    --------     --------     --------
       Total nonperforming assets                  $    31       $    74     $    82       $  115       $  136


Selected ratios:
----------------
Net interest margin                                 5.34%*        5.31%*         5.40%        5.49%        5.87%
Return on average assets                            1.40%*        1.45%*         1.51%        1.59%        1.55%
Return on average equity                           11.94%*       14.77%*        14.96%       17.21%       17.19%
Ratio of ending equity to ending assets             11.57%        10.27%        10.24%        9.63%        8.78%
Ratio of nonperforming assets to
       total assets                                  0.06%         0.16%         0.17%        0.25%        0.31%
Ratio of allowance for loan losses to loans
       & leases outstanding at period end            1.04%         1.04%         0.98%        1.12%        1.16%
Ratio of allowance for loan losses to
       nonperforming loans                         906.45%            NA     2,640.00%      707.69%      525.00%

*Annualized.

STOCK PRICE AND DIVIDENDS ON COMPANY COMMON STOCK

         The Company Equity is not listed with any national securities exchange or recorded on any automated quotation system. The Company Class A Common Stock occasionally trades through privately negotiated transactions between individuals. As a result, no established trading market for the Company Class A Common Stock exists. Over the years, little trading in the Company Class A Common Stock has occurred. Reliable information concerning the prices at which the Company Class A Common Stock has traded in privately negotiated transactions is not publicly available or generally known to the Company. On occasion, the Company has become aware of the trading price of its stock in private transactions. Information concerning these trading prices has been omitted based on the Company's belief that such prices are not necessarily representative of the market price for the Company's Common Stock during any particular period. Since August 13, 1998, the date the Plan of Reorganization was publicly announced, there have been no trades in the Company Equity.

         The Company has paid cash dividends on the Company Class A Common Stock each year since 1995. The following table sets forth the per share dividends declared and paid on shares of Company Class A Common Stock since June 1995.

                                                     Dividends
                           Year                      Per Share
                           ----                      ---------
                           1995                      $0.85
                           1996                        1.70
                           1997                        1.70
                           1998                        2.13

       In 1998, the Company has declared and paid cash dividends of $1.28 per Class B Right. As of ___________, 1998, there were 35 holders of record of the Company Class A Common Stock and two holders of Class B Rights which represent the right to acquire shares of the Company Class B Common Stock.

INFORMATION CONCERNING THE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY AND CHAIRMAN OF THE BANK

         Donald K. Hogoboom, Chairman, President and Chief Executive Officer of the Company, and Chairman of the Bank, age 71, founded the Bank in 1970 and the Company in 1980. He has served as Chairman, President and Chief Executive Officer of the Company and as Chairman of the Bank since their respective formations. Mr. Hogoboom has over 50 years of banking experience, starting his career in 1948 with a bank in North Dakota. Mr. Hogoboom has been actively involved with the banking industry and served as a past director of the Independent Bankers Association of Colorado. He has been involved with community activities for many years.

CERTAIN TRANSACTIONS OF THE COMPANY

         The Bank has had banking transactions in the ordinary course of its business with directors, officers, principal shareholders and their associates on the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with unaffiliated parties. To the extent that such transactions consisted of extensions of credit, they did not, in the opinion of management, involve more than a normal risk of collectibility or present other unfavorable features. As of June 30, 1998, the Company's directors, executive officers, employees and their affiliates were indebted to the Bank in the aggregate amount of $2,073,631, none of which such loans were delinquent.

STOCK OWNERSHIP OF DIRECTORS, OFFICERS AND CERTAIN OTHERS

         On __________, 1998, there were 82,816 shares of the Company Class A Common Stock outstanding and Class B Rights representing the right to acquire 33,150 shares of the Company Class B Common Stock, held of record by 35 and two holders, respectively. Only shareholders of record as of ___________, 1998, will be entitled to vote at this special meeting and each share is entitled to one vote. As of ___________, 1998, the Company's board of directors directly or beneficially owned approximately 46.41% of the outstanding shares of the Company's Class A Common Stock. Each director, Ms. Hogoboom, wife of the Company's chairman, and Edward Tepper, the father of a director, have indicated his or her intention to vote in favor of the Plan of Reorganization.

         The following table sets forth as of ____________, 1998, the beneficial ownership of the Company Class A Common Stock and Class B Rights by (i) each person known by the Company to own beneficially more than 5% of the outstanding shares or interests of each such class, (ii) each director of the Company, and
(iii) all directors and executive officers of the Company as a group. Beneficial ownership includes shares over which the indicated beneficial owner exercises voting and/or investment powers.

                                                Amount and Nature of
                                               Beneficial Ownership of                Percentage of
                                               -----------------------                -------------
                                              Class A      Class B Rights       Class A      Class B Rights
                                              -------      --------------       -------      --------------
Joayne B. Hogoboom                           21,775(1)           11,050           26.29%            33.33%
407 South Vine
Denver, CO 80209

Edward P. Tepper                              2,500              22,100            3.02%            66.67%
7225 North Sheridan
Arvada, CO 80003

Donald K. Hogoboom                           20,075(2)              ---           24.24%               ---
Chairman and Chief
Executive Officer of
the Company
407 South Vine
Denver, CO 80209

DLJSC as Custodian                            6,280                 ---            7.58%               ---
for the benefit of
Jerry J. Tepper IRA
One Pershing Plaza
Jersey City, NJ 07399

Jerry J. Tepper, Director                     2,530                 ---            3.05%               ---

Thomas M. Jones                               9,500(3)              ---           11.47%               ---
President and Director
of Bank
32 W. 81st Lane
Arvada, CO  80005

Stephen C. Thomason, Director                    50                 ---            0.06%               ---
Wilbur E. Flachman, Director                    ---(4)              ---              ---               ---
Paul F. Glasgow, Director                       ---(5)              ---              ---               ---

All directors and executive
    officers as a group (6 persons)          38,435(6)              ---           46.41%               ---


(1) Excludes 20,075 shares held by Mrs. Hogoboom's husband and 600 shares held by her children to which she disclaims beneficial ownership.

(2) Excludes 21,775 shares held by Mr. Hogoboom's wife and 600 shares held by his children to which he disclaims beneficial ownership.

(3) Includes 2,900 shares held jointly with his wife and 6,600 shares held in various trusts for the benefit of Mr. and Mrs. Hogoboom's children for which Mr. Jones is the trustee.

(4) Excludes 784 shares held by Mr. Flachman's daughter as to which he disclaims beneficial ownership.

(5) Excludes 400 shares held by Mr. Glasgow's wife as to which he disclaims beneficial ownership.

(6) Excludes shares held by spouses and children of certain directors and executive officers.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF
                                   THE COMPANY

         The following analysis of the Company's financial condition and the results of operations for the six months ending June 30, 1998, and 1997 and for the years ending December 31, 1997, 1996, and 1995 should be read in conjunction with the Company's consolidated financial statements and accompanying notes and other information presented elsewhere herein. Average balance sheet data are based on average daily balances outstanding for the period. The Bank is the only operating unit of the Company.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDING JUNE 30, 1998, AND JUNE 30, 1997

         Net  Interest  Income.  For most  financial  institutions,  the primary component of earnings is net interest income. Net interest income is the difference between interest income, principally from loan and investment securities portfolios, and interest expense, principally on customer deposits and borrowings. Changes in net interest income results from changes in volume, spread, and margin. Volume refers to the average dollar level of interest-earning assets and interest-bearing liabilities. Spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Margin refers to net interest income divided by average interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities. At June 30, 1998, average interest-earning assets were $45.0 million, and net interest margin was 5.26%.

         The following table sets forth for the periods indicated information with regard to the Company's average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant yields or costs, net interest income, net interest spread, and net interest margin:

                                                        June 30, 1998                      June 30, 1997
                                             -----------------------------------------------------------
                                          Average                  Average     Average                 Average
                                          Balance     Interest      Rate       Balance    Interest      Rate
                                          -------     --------      ----       -------    --------      ----
                                                                  (dollars in thousands)
Interest-earning assets:
     Securities--taxable                   $12,641     $   375       5.93%     $10,958      $  325       5.93%
     Securities--non-taxable                   ---         ---                     175           4       4.57%
     Federal funds sold                      5,480         148       5.40%       5,970         158       5.29%
     Other investments                         292          10       6.85%         503          12       4.77%
     Loans                                  26,839       1,223       9.11%      25,145       1,159       9.22%
     Less allowance for
         loan losses                          (274)                               (275)
     Less unrealized gain (loss) on
         securities available for sale          32                                 (22)
                                           -------  ----------                 -------      -----

Net interest-earning assets                $45,010      $1,756       7.80%     $42,454      $1,658       7.81%

Noninterest-earning assets                   4,223         ---                   4,088         ---
                                           -------  ----------                 -------      ------

Total assets                               $49,233      $1,756       7.13%     $46,542      $1,658       7.12%
                                           =======      ======       =====     =======      ======       =====

Liabilities:

     Interest-bearing DDA                  $ 9,115    $     92       2.02%    $  8,713    $     86       1.97%
     MMDA                                   10,161         207       4.07%       9,403         171       3.64%
     Savings                                 5,585          82       2.94%       5,526          79       2.86%
     Other time deposits                     6,811         174       5.11%       6,496         159       4.90%
                                           -------    --------               ---------    --------

Total interest-bearing deposits            $31,672     $   555       3.50%     $30,138     $   495       3.28%

Notes payable                                  ---         ---                     ---         ---

Other borrowings                               ---         ---                     846          36       8.51%
                                           -------   ---------               ---------   ---------

Total interest-bearing liabilities         $31,672     $   555       3.50%     $30,984     $   531       3.43%

Noninterest-bearing DDA                     12,468         ---                  11,430         ---
                                          --------   ---------                --------   ---------
Total deposits and interest-
     bearing liabilities                   $44,140         555       2.51%     $42,414         531       2.50%
                                           =======    --------                 =======    --------
Net interest income                                     $1,201                              $1,127
                                                        ======                              ======
Interest rate spread                                                 4.30%                               4.38%
Net interest rate margin                                             5.34%                               5.31%

         Net interest income increased $74,000 for the six months ending June 30, 1998, to $1,201,000 from $1,127,000 for the six months ending June 30, 1997.
The provision for loan losses decreased $20,000 in the six months ending June 30, 1998, and there was no change in the six months ending June 30, 1997. Noninterest income remained relatively stable, while noninterest expenses increased $70,000 to $973,000 for the six months ending June 30, 1998, from $902,000 for the six months ending June 30, 1997. There was little change in income tax expense from June 30, 1997, to June 30, 1998. Return on average assets and return on average equity were 1.40% and 11.94%, respectively, for the six months ending June 30, 1998 compared to 1.45% and 14.77%, respectively, for the six months ending June 30, 1997.

         Interest and Fee Income. Interest income increased $98,000 to $1,785,000 for the six months ending June 30, 1998 from $1,687,000 for the six months ending June 30, 1997. Interest income on loans increased $64,000 and interest income on securities increased $47,000 for the six months ending June 30, 1998 compared to the same period in 1997. These increases were somewhat offset by a decrease in interest on federal funds sold of $13,000 to $150,000 for the six months ending June 30, 1998, from $163,000 for the same period in 1997. These increases in loans were the result of overall growth in the Bank and planned increases in the Bank's loan and securities portfolios rather than the rates earned on loans and investments which have remained relatively stable.

         Interest Expense. Interest expense increased $24,000 to $555,000 for the six months ending June 30, 1998 from $531,000 for the six months ending June 30, 1997. Interest expense on interest-bearing deposits increased $60,000 from June 30, 1997, to June 30, 1998, and interest expense on other borrowings decreased $36,000 from June 30, 1997, to June 30, 1998. The increase in interest expense on interest-bearing deposits was primarily due to greater deposit volume in the six months ending June 30, 1998, and a shift to higher yielding money market accounts and certificates of deposit from other deposit accounts other than the rates paid on deposits which have remained relatively stable. The decrease in interest expense on other borrowings was due to the Company's conversion of convertible debentures in January 1998, which previously had required semi-annual interest payments to the debenture holders.

         Net Interest Income. Net interest income increased $74,000 to $1,201,000 for the six months ending June 30, 1998, from $1,127,000 for the same period in 1997. During the six months ending June 30, 1998, average loans outstanding increased $1,695,000 and average securities increased $1,683,000 while net interest spread decreased from 4.38% for the period ending June 30, 1997, to 4.30% for the period ending June 30, 1998.

         Noninterest Income. Noninterest income increased $7,000 to $266,000 for the six months ending June 30, 1998, from $259,000 for the six months ending June 30, 1997, due to a $3,000 increase in service charge income and a $4,000 increase in other noninterest income.

         Noninterest Expense. Noninterest expense increased $70,000 to $973,000 in the six months ending June 30, 1998, from $902,000 for the same period in 1997 due to increased salaries and employee benefits.

         Provision for Loan Losses. The Company's provision for loan losses for the period ending June 30, 1998, was ($20,000) resulting from the recovery of a loan charged off in a prior period. The provision for loan losses for the period ending June 30, 1997, was $0.

         Income Taxes. The Company's income tax expense for the six months ending June 30, 1998, and 1997 was $178,000 and $175,000, respectively.

RESULTS OF OPERATIONS FOR THE YEARS ENDING DECEMBER 31, 1997, 1996 AND 1995

         Net Interest Income. During the years ending December 31, 1997, 1996 and 1995 the Company's average interest-earning assets were $42.8 million, $41.5 million and $37.1 million, respectively. During these same periods, net interest margin was 5.48%, 5.59% and 6.01%, respectively. The following table sets forth for the periods indicated information with regard to the Company's average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant yields or costs, net interest income, net interest spread and net interest margin:

                                        December 31, 1997                December 31, 1996            December 31, 1995
                                   ------------------------------------------------------------------------------------
                                   Average          Average           Average          Average           Average
                                   Balance  Interest  Rate    Balance Interest   Rate   Balance  Interest   Rate
                                   -------  --------  ----    ----------------   ----   -------  --------   ----
                                      (dollars in thousands)
Interest-earning assets:
     Securities--taxable           $11,269     $671    5.95%  $10,058    $617    6.13%  $10,122     $575   5.68%
     Securities--non-taxable           160        8    5.00%      284      13    4.58%      492       24   4.88%
     Federal funds sold              5,295      288    5.44%    5,940     313    5.27%    2,049      119   5.81%
     Other investments                 457       24    5.25%      313      18    5.75%      271       16   5.90%
     Loans                          25,923    2,409    9.29%   25,152   2,337    9.29%   24,478    2,284   9.33%
     Less allowance for loan losses   (275)     ---              (294)    ---              (286)     ---
     Less unrealized gain on
       securities available for sale     1                         23                       (12)
                                   -------                    -------                   -------

Net interest-earning assets         42,830    3,400    7.94%  $41,476   3,298    7.95%  $37,114    3,018   8.13%

Noninterest-earning assets           4,168      ---             3,875     ---             3,654      ---
                                   -------    ------          -------   -----          --------   ------

Total assets                       $46,998   $3,400    7.23%  $45,351  $3,298    7.27%  $40,768   $3,018   7.40%
                                   =======   ======           =======  ======           =======   ======

Liabilities:
     Interest-bearing DDA          $ 8,569  $   174    2.03% $  8,281 $   159    1.92% $  7,657  $   153   2.00%
     MMDA                            9,402      358    3.81%    8,729     296    3.39%    6,295      199   3.16%
     Savings                         5,543      162    2.92%    5,739     163    2.84%    5,747      163   2.84%
     Other time deposits             6,522      327    5.01%    6,367     309    4.85%    5,521      251   4.55%
                                   -------  -------          -------- -------          --------  -------

Total interest-bearing deposits    $30,036   $1,021    3.40% $ 29,116 $   927    3.18% $ 25,220  $   766   3.04%

Notes payable                          ---      ---               ---     ---               ---      ---

Other borrowings                       722       65    9.00%     1164      94    8.08%      788       73   9.26%
                                   -------   ------          -------- -------          --------  -------

Total interest-bearing liabilities $30,758   $1,086    3.53% $ 30,280 $ 1,021    3.37%  $26,008  $   839   3.23%

Noninterest-bearing DDA             11,991      ---            11,119     ---            11,202      ---
                                   -------   ------          -------- -------           -------  --------

Total deposits and interest-


     bearing liabilities           $42,749   $1,086    2.54%  $41,399 $ 1,021    2.47%  $37,210  $   839   2.25%
                                   =======   ------           ======= -------           =======  -------

Net interest income                          $2,314                    $2,277                     $2,179
                                             ======                    ======                     ======
Interest rate spread                                   4.41%                     4.58%                     4.90%
Net interest rate margin                               5.40%                     5.49%                     5.87%



         Net income decreased  $11,000 to $710,000 in 1997 from $721,000 in 1996 and increased $89,000 in 1996 from $632,000 in 1995. Net interest income increased $37,000 from 1996 to 1997 and increased $98,000 from 1995 to 1996. The Company's provision for loan loss was $0 in all three years. Noninterest income decreased $7,000 to $535,000 in 1997 from $542,000 in 1996, while noninterest expenses increased $62,000 to $1,835,000 in 1997 from $1,773,000 in 1996 and decreased $31,000 in 1996 from $1,804,000 in 1995. Income tax expense decreased $17,000 to $358,000 in 1997 from $375,000 in 1996 and increased $47,000 in 1996 from $328,000 in 1995. Return on average assets and return on average equity were 1.51% and 14.96%, respectively, for 1997 compared to 1.59% and 17.21%, respectively, for 1996, and 1.55% and 17.19%, respectively, for 1995.

         Interest and Fee Income. Interest income increased $107,000 in 1997 to $3,455,000 from $3,348,000 in 1996 and increased $286,000 in 1996 from
$3,062,000 in 1995. Interest income from loans increased $78,000 and interest income from securities increased $50,000 from 1996 to 1997 primarily due to an increase in the total loans and securities outstanding. Interest rates remained relatively stable from 1996 to 1997. Interest income from loans increased $57,000 and interest income from securities increased $33,000 from 1995 to 1996 primarily due to an increase in interest rates. Interest income on federal funds sold decreased $20,000 in 1997 due primarily to decreased amounts outstanding. Interest income on federal funds sold increased $195,000 from 1995 to 1996 primarily due to increased amounts outstanding.

         Interest Expense. Interest expense increased $65,000 to $1,086,000 in 1997 from $1,021,000 in 1996 and increased $182,000 in 1996 from $839,000 in
1995. Interest expense on interest-bearing deposits increased $94,000 from 1996 to 1997. Interest expense on notes and other borrowings decreased $29,000 from $94,000 in 1996 to $65,000 in 1997 and increased $21,000 from $73,000 in 1995 to
1996. The volume of other borrowings decreased slightly at year-end 1996 from year-end 1995 because of the repayment of principal on a Community Investment Program advance from the Federal Home Loan Bank of Topeka and increased $162,000 from 1995 to 1996 primarily due to greater deposit volume in 1997, as the rates paid on interest-bearing deposits remained relatively unchanged in these years.

         Net Interest Income. Net interest income increased $43,000 to $2,369,000 in 1997 from $2,326,000 in 1996 and increased $102,000 in 1996 from
$2,224,000 in 1995 due to the increased percentage of loans to total assets. During 1997 average loans outstanding increased $1,569,000 and average securities outstanding increased $1,142,000. During 1996 the average rates on loans outstanding decreased from 9.30% to 9.23%, and average rates earned on federal funds sold decreased from 5.81% to 5.27%. The net interest spread decreased from 5.05% for 1995 to 4.66% for 1996 and to 4.47% in 1997.

         Noninterest Income. Noninterest income decreased $7,000 to $535,000 in 1997 from $543,000 for 1996 due to a $11,000 decrease in service charge income and a $4,000 increase in other income. Noninterest income increased $3,000 in 1996 from $540,000 in 1995 due to a $39,000 decrease in service charge income offset by a $41,000 increase in other noninterest income.

         Noninterest Expense. Noninterest expense increased $62,000 to $1,835,000 in 1997 from $1,773,000 in 1996 due to a $38,000 increase in salaries, wages and employee benefits, a $9,000 increase in net occupancy expenses and a $16,000 increase in other operating expenses. Noninterest expense decreased $31,000 to $1,773,000 in 1996 from $1,804,000 in 1995 due to a

$60,000 increase in salaries and wages, a $9,000 decrease in occupancy expense because of the full depreciation of some fixed assets, and a $83,000 decrease in other operating expenses.

         Provision for Loan Losses. The Company's provision for loan losses for all three years was $0.

         Income  Taxes.  The  Company's  income tax expense for the years ending
December  31,  1997,  1996  and  1995  was  $358,000,   $375,000  and  $328,000,
respectively.

LIQUIDITY AND SOURCES OF FUNDS

         The Company's primary sources of funds are customer deposits, sales and maturities of investment securities and loan repayments. These funds are used to make loans to acquire investment securities and other assets and to fund the operations of the Company. During the year ending December 31, 1997, deposits increased to $42,669,000 from $39,696,000 and $38,155,000 at December 31, 1996 and 1995, respectively. Deposits for the six months ending June 30, 1998, increased $4,268,000 to $44,038,000 from $39,770,000 at June 30, 1997. None of the deposits at these dates were brokered funds. Management believes the increases in the deposits were due primarily to (i) the marketing efforts of the Bank's officers, (ii) the referrals from existing customers, and (iii) overall growth in and economic strength of the Denver metropolitan area. At December 31, 1997, net loans were $26,956,000 compared to $24,687,000 and $25,343,000 at
December 31, 1996, and 1995, respectively.

         Management anticipates that the Company will continue to rely primarily on customer deposits, sales of investment securities, loan sales and loan repayments as well as retained earnings to provide liquidity. The Company believes customer deposits provide a strong source of liquidity because of the high percentage of core deposits. As a secondary source of funds, management uses advances from the Federal Home Loan Bank of Topeka and federal funds purchased.

CAPITAL RESOURCES

         Total stockholders' equity increased to $4,980,000 at December 31, 1997, from $4,404,000 at December 31, 1996, and $3,831,000 at December 31, 1995,
due to retained earnings. Total stockholders' equity increased $1,140,000 to $5,805,440 at June 30, 1998, compared to $4,665,239 at June 30, 1997. At
December 31, 1997, stockholders' equity was 10.04% of total assets compared to 9.19% at December 31, 1996, and 8.78% at December 31, 1995. Dividends of $141,000 were paid in 1997 compared to $140,000 in 1996 and $71,000 in 1995.
Management expects no material change in this dividend policy.

         Federal Reserve Board and FDIC guidelines require a ratio of 4% for Tier 1 capital to risk-weighted assets, a ratio of 8% for total capital to risk-weighted assets, and a 5% leverage ratio. The Company and the Bank currently exceed the applicable regulatory capital requirements. The following table sets forth the Bank's capital ratios at December 31, 1997, and June 30, 1998.

                                                                     12-31-97                 6-30-98
                                                                     --------                 -------
         Tier 1 Capital                                          $  4,602,000            $  4,775,000
         Total Capital                                           $  4,866,000            $  5,056,000
         Risk-Weighted Assets                                     $25,743,000             $25,966,000
         Tier 1 Capital to Risk-Weighted Assets                         17.88%                  18.39%
         Total Capital to Risk-Weighted Assets                          18.90%                  19.47%
         Leverage Ratio                                                  9.70%                   9.64%

Other than the costs associated with opening its new branch facility, the Company anticipates no material capital expenditures for the remainder of 1998.

EFFECTS OF INFLATION AND CHANGING PRICE

         The primary impact of inflation on the Company's operation is the effect it has on operating costs. Unlike most industrial companies, almost all of the Company's resources are monetary in nature. As a result, increases in interest rates have more of an impact on the Company than does the effects of inflation. Although interest rates do not necessarily track inflation, the Federal Reserve has generally used an increase in interest rates to dampen inflation. The effects of inflation can magnify the growth of assets in the banking industry. This could serve to cause the demands on capital to be greater than would otherwise be necessary.

                    COMPARISON OF THE RIGHTS OF SHAREHOLDERS
                            OF ZIONS AND THE COMPANY

GENERAL

         Upon consummation of the Reorganization, shareholders of the Company, a Colorado corporation, will become shareholders of Zions, a Utah corporation.
Thus, the Utah Revised Business Corporation Act and Zions' Articles of Incorporation ("Articles") and Bylaws will govern the rights of the Company shareholders who become Zions shareholders. In addition, since the Articles and Bylaws of Zions and the Company are not the same, the Reorganization will result in certain differences in the rights of the holders of Company Equity. Following is a summary of certain significant differences.

AUTHORIZED CAPITAL

         Zions' Articles authorize a total of 203,000,000 shares of capital stock, divided into two classes: 200,000,000 shares of common stock, without par value ("Zions Common Stock"), and 3,000,000 shares of preferred stock, without par value. Each holder of Zions Common Stock is generally entitled to one vote for each share held of record on all matters submitted to a shareholder vote, and holders of a majority of the outstanding shares of Zions Common Stock constitute a quorum for transacting business.

         The authorized shares of preferred stock are issuable in one or more series on the terms set by the resolution or resolutions of the Board of Directors of Zions providing for the issuance of such preferred stock. Each series of preferred stock would have such dividend rate, which might or might not be cumulative, such voting rights, which might be general or special, and such liquidation preferences, redemption and sinking funds provisions, conversion rights or other rights and preferences, if any, as the Board of Directors may determine. Except for such rights as may be granted to the holders of any series of preferred stock in the resolution establishing such series or as required by law, all of the voting and other rights of the shareholders of Zions belong exclusively to the holders of common stock.

         Zions has reserved 160,000 shares of Participating Preferred Stock for issuance upon exercise of the Rights under Zions' Shareholder Rights Plan.

         The Company's Articles of Incorporation authorize 1,000,000 shares of Class A Common Stock, par value $1.00 per share, and 33,150 shares of non-voting Class B Common Stock, without par value. The Company's Articles do not authorize the Company to issue preferred stock. Each holder of the Company's Class A Common Stock is entitled to one vote for each share held on all matters submitted to the shareholders for a vote. A majority of votes cast shall decide each matter submitted to the shareholders at any shareholders meeting except in

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



cases where, by law, a larger vote is required. A majority of the shares of Class A Common Stock, represented in person or by proxy, constitutes a quorum for the transaction of business. Holders of the Company Class B Common Stock have all rights and priorities as those enjoyed by holders of the Company Class A Common Stock, except that holders of the Company Class B Common Stock have no right to vote on any question or in any proceeding, or to be represented at, or to receive notice of any meeting of the shareholders of the Company, except as may be required by applicable law. The Class B Common Stock is the subject of the Class B Exchange to be voted on at the Special Meeting.

ANTI-TAKEOVER MATTERS

         Utah and Colorado Law. Utah's only anti-takeover statute is the Control Shares Acquisitions Act, which is discussed below. Colorado law, on the other hand, does not include any anti-takeover statutes.

         Utah law provides that the voting rights to be accorded Control Shares (as defined below) of a Utah corporation that has (i) one hundred or more shareholders, (ii) its principal place of business, its principal office, or substantial assets in Utah, and (iii) either (a) more than 10% of its shareholders reside in Utah, (b) more than 10% of its shares owned by Utah residents, or (c) 10,000 shareholders residing in Utah, must be approved by a majority of each class of voting securities of the corporation, excluding those shares held by interested persons, before the Control Shares will be granted any voting rights.

         "Control Shares" are defined under Utah law as shares acquired by a person, either directly or indirectly, that when added to all other shares of the issuing corporation owned by such a person, would entitle such person to exercise, either directly or indirectly, voting power of 20% or more of all voting power of the corporation's voting securities. Such provisions do not apply to shares acquired under, among other things, an agreement or plan of merger or share exchange effected in compliance with the relevant provisions of Utah's Revised Business Corporation Act and to which the corporation is a party or an acquisition of shares previously approved by the board of directors of the corporation.

         In addition, unless otherwise provided in a corporation's articles of incorporation or bylaws, in the event Control Shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired Control Shares with a majority or more of all voting power, all shareholders of the issuing public corporation will have dissenters' rights.

         Special Votes for Certain Transactions. Zions' Articles contain provisions requiring special shareholder votes to approve certain types of transactions. In the absence of these provisions, either the transactions would require approval by a majority of the shares voted at a meeting or no shareholder vote would be required.

         Zions' Articles require that certain "business transactions" between Zions or a subsidiary and a "related person" be approved by the affirmative votes of the holders of not less than 80 percent of the voting power of all outstanding voting stock of Zions. A "related person" is generally defined by Zions' Articles to mean a person, corporation, partnership, or group acting in concert that beneficially owns 10% or more of the voting power of Zions' outstanding voting stock.

         The "business transactions" with a "related person" which are subject to Zions' special vote requirements include (1) a merger or consolidation involving Zions or a subsidiary of Zions with a related person; (2) the sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of either Zions or a subsidiary of Zions to, with or for the benefit of a related person; (3) the issuance, sale, exchange or other disposition by Zions or a subsidiary of Zions to a related person of securities of Zions or a subsidiary of Zions having an aggregate fair market value of $5 million or more; (4) any liquidation, spinoff, splitoff, splitup, or dissolution of Zions by or on behalf of a related person; (5) any recapitalization or reclassification of the securities of Zions or other transaction that would have the effect of increasing the voting power of a related person or reducing the number of shares of each class of voting securities outstanding; and (6) any agreement, contract, or other arrangement providing for any of the transactions set forth above.

         Zions' special shareholder vote requirements for business transactions with related persons do not apply to any transaction approved by a majority of the continuing directors, or if various specified conditions are met. A continuing director is any member of the Zions Board who is not a related person or an interested shareholder or an affiliate or associate of a related person and who (1) was a director on February 21, 1986 or (2) became a director subsequent to that date and whose election or nomination for election by Zions' shareholders was approved by a majority of the continuing directors then on the Board.

         The Company's Articles do not contain any provision requiring a special shareholder vote to approve certain types of transactions.

SHAREHOLDER RIGHTS PLAN

         The Board of Directors of Zions in September 1996 adopted a Shareholder Protection Rights Plan and declared a dividend of one Right on each outstanding share of Zions Common Stock. The Rights Plan was not adopted in response to any specific effort to acquire control of Zions. Rather, it was adopted to deter abusive takeover tactics that can be used to deprive shareholders of the full value of their investment.

         Until it is announced that a person or group has acquired 10% or more of Zions Common Stock (an "Acquiring Person") or commenced a tender offer that will result in such person or group owning 10% or more of Zions Common Stock, the Rights will be evidenced by the Common Stock certificates, will automatically trade with the Common Stock and will not be exercisable. Thereafter, separate Rights certificates will be distributed and each Right will entitle its holder to purchase Participating Preferred Stock having economic and voting terms similar to those of Zions Common Stock for an exercise price of $90.00.

         Upon announcement that any person or group has become an Acquiring Person, then 10 days thereafter (or such earlier or later date as the Board may decide) (the "Flip-in Date") each Right (other than Rights beneficially owned by any Acquiring Person or transferees thereof, which Rights become void) will entitle its holder to purchase, for the exercise price, a number of shares of Zions Common Stock or Participating Preferred Stock having a market value of twice the exercise price.

         Also, if after an Acquiring Person controls Zions' Board of Directors, Zions is involved in a merger or sells more than 50% of its assets or earning power (or has entered an agreement to do any of the foregoing) and, in the case of a merger, the Acquiring Person will receive different treatment than all other shareholders or the person with whom the merger occurs is the Acquiring Person or a person affiliated or associated with the Acquiring Person, each Right will entitle its holder to purchase, for the exercise price, a number of shares of common stock of the Acquiring Person having a market value of twice the exercise price. If any person or group acquires between 10% and 50% of the Zions Common Stock, Zions' Board of Directors may, at its option, exchange one share of Zions Common Stock for each Right.

         The Rights may be redeemed by the Board of Directors for $0.01 per Right prior to the Flip-in Date.

         The Company has no shareholder rights plan.

BOARD OF DIRECTORS

         Director Liability and Indemnification. Zions' Articles contain a "director liability" provision. The provision generally shields a director from monetary damages to Zions or its shareholders for a breach of fiduciary duty as a director other than (i) a breach of a director's duty of loyalty, (ii) acts or omissions not taken in good faith or which involve intentional misconduct or a knowing violation of law, (iii) authorizing the unlawful payment of dividends, and (iv) transactions in which a director receives an improper benefit.

         The Company's Articles provide that, to the fullest extent permitted by Colorado law, no director shall be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director. The Company's Articles and Bylaws further provide that the Company has the power to indemnify current or former directors, officers, employees or agents in connection with a proceeding to the fullest extent permitted by Colorado law. The Company's
Articles and Bylaws explain that the Company has the power to indemnify directors against judgments and accompanying reasonable litigation expenses, except in relation to matters where a director is adjudged liable for negligence or misconduct in the performance of his duty to the Company, unless the court in which such action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnification. The Company's Articles and Bylaws further provide that the Company can indemnify and advance expenses to an officer, employee, fiduciary or agent of the Company to the same or greater extent as a director. The Company may also purchase and maintain insurance on behalf of a director, officer, employee, fiduciary or agent of the Company for any liability asserted against or incurred by him or her in such capacity, regardless of whether the Company has the power to indemnify him or her against such liability.

         Classified Board. Zions' Articles divide the Board of Directors into three classes, each consisting of one-third (or as near as may be) of the whole number of directors. Utah law requires that each class contain as equal a number of directors as possible. One class of directors is elected at each annual meeting of shareholders, and each class serves for a term of three years.

         The number of directors which constitute Zions' full Board of Directors may be increased or decreased only by amendment of the Bylaws, which requires the affirmative vote of two-thirds of the total number of directors constituting the entire Board, or by the shareholders of Zions at a regular or special meeting by the affirmative vote of two-thirds of the outstanding and issued shares entitled by statute to vote. Except as otherwise required by law, vacancies on Zions' Board of Directors, including vacancies resulting from an increase in the size of the Board, may be filled by the affirmative vote of a majority of the remaining directors even though less than a quorum of the Board of Directors. Zions' directors elected by the Board to fill vacancies serve for the full remainder of the term of the class to which they have been elected. Any directorship filled by reason of an increase in the number of directors may be filled for a term of office continuing only until the next election of directors by the shareholders.

         The Company's Articles and Bylaws do not provide for a classified Board of Directors. The Company's Bylaws provide for a Board of Directors consisting of not less than five nor more than eleven individuals. Directors are elected at the annual meeting of shareholders by a majority vote, for a one year term. Any vacancy occurring on the Company's Board may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum. A directorship to be filled by reason of an increase in the number of directors shall be filled by election at any annual meeting or at a special meeting of shareholders called for that purpose.

         Cumulative Voting. Neither Zions nor the Company's shareholders have cumulative voting rights in the election of directors. The absence of cumulative voting means that a nominee for director in order to be elected must receive the votes of a plurality of the shares voted.

         Removal of Directors. Zions' Articles provide that any director (or the entire Board of Directors) may be removed from office by shareholder vote only if such removal is approved by the holders of two-thirds of the issued and outstanding shares then entitled to vote at an election of directors.

         The Company's Bylaws provide that directors are removable in the manner provided by the statutes of the State of Colorado which provide, among other things that: (i) the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may only be removed for cause; (ii) if a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove that director; (iii) a director may be removed only if the number of votes cast in favor of removal exceeds the number of votes cast against removal (except if cumulative voting is in effect); and (iv) a director may be removed by the shareholders only at a meeting called for that purpose.

SPECIAL SHAREHOLDERS' MEETINGS

         Utah law provides that special meetings of a corporation's shareholders may be called by the Board of Directors or such other persons authorized by the bylaws to call a special meeting or by the holders of at least 10% of all the votes entitled to be cast on any issue proposed for consideration at the special meeting. Under Zions' Bylaws, special meetings may be called by the President or by the Board of Directors.

         The Company's Bylaws permit special meetings of shareholders to be called by the President, a Vice President, the Board of Directors, or at the request of the holders of not less than 10% of all shares entitled to vote at the meeting.

AMENDMENT OF ARTICLES AND BYLAWS

         Zions' Articles require the affirmative votes of the holders of two-thirds of all outstanding voting stock of Zions to approve certain amendments to Zions' Articles, except that to repeal or amend the provisions in the Articles regarding business transactions with related persons requires the affirmative vote of 80% of the issued and outstanding stock entitled to vote. Zions' Bylaws may be amended by an affirmative vote of two-thirds of the total number of directors constituting the entire Board or by the affirmative vote of a majority of the issued and outstanding shares entitled to vote, provided, however, an affirmative vote of two-thirds of the issued and outstanding shares entitled to vote shall be required if the amendment would restrict, limit or alter the power or authority of the board of directors or any other officer or agent of Zions; would vest any powers of Zions in any other officer or agent other than the board of directors, or officers and agents appointed by or under the authority of the board of directors; would require the approval of any shareholders in order for the board of directors or any officer or agent to take any action; or would change the number of directors, the quorum requirements for any meeting of the board of directors, the vote by which it must act in connection with any matter, the manner of calling or conducting meetings of directors, or the place of such meetings.

         The Company's Articles do not discuss amendments to the Articles. In the absence of such a provision, Colorado law requires the affirmative vote of two-thirds of all outstanding voting stock of the Company in order to amend the Articles. The Company's Bylaws may be amended by the Board of Directors, or by the shareholders in accordance with Colorado law.

DISSENTERS' RIGHTS

         Zions is incorporated under the laws of Utah. Utah law provides for dissenters' rights in a variety of transactions including: (i) consummation of any plan of merger to which a corporation is a party (other than mergers or consolidations not requiring a shareholder vote); (ii) consummation of certain sales, leases, exchanges or other dispositions of all or substantially all of the assets of a corporation; and (iii) consummation of certain share exchanges. However, shareholders of a Utah business corporation are not entitled to dissenters' rights in any of the transactions mentioned above if their stock is either listed on a national securities exchange or on the Nasdaq-NMS or held of record by 2,000 or more shareholders. The aforementioned provisions do not apply if the shareholder will receive for his shares anything except (a) shares of the corporation surviving the consummation of the plan of merger or share exchange,
(b) shares of a corporation whose shares are listed on a national securities exchange or the Nasdaq- NMS or held of record by not less than 2,000 holders, or
(c) cash in lieu of fractional shares. Zions Common Stock currently is listed for trading in the Nasdaq-NMS and has more than 2,000 shareholders of record.

         The Company is incorporated under Colorado law. Colorado law provides for dissenters' rights to any shareholder of a Colorado corporation in the event of any of the following corporate actions: (i) consummation of a merger to which the corporation is a party if approval by the shareholders is required for the merger or the corporation is a subsidiary that is merged with its parent corporation; (ii) consummation of a plan of share exchange where the corporation is a party as the corporation whose shares will be acquired; (iii) consummation of a sale, lease, exchange, or other disposition of all or substantially all of the property of the corporation for which a shareholder vote is required; (iv) consummation of a sale, lease, exchange, or other disposition of all or substantially all of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the consent of the corporation to such disposition; or (v) in the event of any corporate action to the extent provided by the bylaws or a board resolution. Colorado law regarding dissenters' rights contains the same provisions as Utah law described in the third and fourth sentences of the previous paragraph. See "Plan or Reorganization -- Rights of Dissenting Shareholders" for a more detailed discussion of dissenters' rights under Colorado law.

PREEMPTIVE RIGHTS

         Holders of Zions Common Stock do not have the preemptive right to purchase unissued or treasury shares of Zions Common Stock or any other securities of Zions in the event of an issuance of Zions Common Stock or such other securities.

         Holders of Company Equity do not have the preemptive right to purchase any unissued shares of Company Equity or any other securities convertible into shares of Company Equity, or securities carrying stock purchase warrants or privileges.

DIVIDEND RIGHTS

         Utah law generally allows a corporation, subject to restrictions in its articles of incorporation, to declare and pay dividends in cash or property, but only if the corporation is solvent and payment would not render the corporation insolvent. Zions' Articles place no further restrictions on distributions. Thus, the holders of Zions Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor. However, if Zions preferred stock is issued, the Board of Directors of Zions may grant preferential dividend rights to the holders of such stock which would prohibit payment of dividends on Zions Common Stock unless and until specified dividends on the preferred stock have been paid.

         Colorado law generally allows a corporation to make distributions to its shareholders in cash, property or its own shares. However, no distribution may be made if, after giving it effect: (i) the corporation would not be able to pay its debts as they become due in the usual course of business; or (ii) except as otherwise specifically allowed by the corporation's articles of incorporation, the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company's Articles provide that the holders of its Common Stock shall be entitled to receive, when and as declared by the Board of Directors, dividends in cash, property, or in shares of capital stock of the Company.

LIQUIDATION RIGHTS

         Upon liquidation, dissolution or winding up of Zions, whether voluntary or involuntary, the holders of Zions Common Stock are entitled to share ratably in the assets of the corporation available for distribution after all liabilities of the corporation have been satisfied. However, if preferred stock is issued by Zions, the Board of Directors may grant preferential liquidation rights to the holders of such stock which would entitle them to be paid out of the assets of Zions available for distribution before any distribution is made to the holders of Zions Common Stock.

         Upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Company Equity are entitled to share ratably in the assets of the Company available for distribution after all liabilities of the Company have been satisfied.

MISCELLANEOUS

         There are no sinking fund provisions, conversion rights, or redemption provisions applicable to Zions Common Stock or Company Equity. Holders of fully paid shares of Zions Common Stock and Company Equity are not subject to any liability for further calls or assessments.

                                 LEGAL OPINIONS

         An opinion with respect to certain legal matters in connection with the Reorganization will be rendered by Duane, Morris & Heckscher LLP, Washington, D.C., as counsel for Zions, and by Rothgerber Johnson & Lyons LLP, Denver, Colorado, as counsel for the Company.

                                     EXPERTS

         The consolidated financial statements of Zions as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference in this Registration Statement and Proxy Statement/Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference in this Registration Statement and Proxy Statement/Prospectus, and upon the authority of such firm as experts in auditing and accounting.

         The balance sheets at December 31, 1997 and 1996 and the related statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1997, 1996 and 1995 for Sumitomo Bank of California have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report (dated January 16, 1998), and have been incorporated by reference in this Proxy Statement/Prospectus in reliance upon the report of said firm, and upon the authority of such firm as experts in auditing and accounting.

                                  OTHER MATTERS

         The Company does not expect its principal accountants to attend the Special Meeting.

         The management of the Company does not know of any other matters intended to be presented for shareholder action at the Special Meeting. If any other matter does properly come before the Special Meeting and is put to a shareholder vote, the Proxies solicited hereby will be voted in accordance with the judgment of the proxyholders named on such Proxies.

                  FINANCIAL STATEMENTS OF CITIZENS BANCO, INC.

         The following financial statements of the Company have not been audited. The Company's balance sheets and income statements have never been audited. Management believes that it is not practical to obtain audited financial statements for purposes of the Reorganization because it would be unduly expensive and difficult to produce the required information.

                    CITIZENS' BANCO, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                                                                AS OF
                                                    --------------------------------------------------------------
                                                        JUNE 30      DECEMBER 31,      JUNE 30,      DECEMBER 31,
                                                          1998           1997            1997            1996
                                                    --------------- -------------- --------------- ---------------
                      Assets
Cash and due from banks ...........................  $ 3,081,763     $ 3,251,600    $ 3,931,631     $ 3,175,974
Investments securities ............................   13,221,230      12,624,377     11,680,390      11,105,355
Federal funds sold and temporary investments.......    4,710,000       4,085,000      1,970,000       5,320,000
Finance receivables ...............................   27,422,424      27,220,487     26,628,737      24,962,280
Less: Allowance for loan losses ...................     (280,711)       (264,475)      (274,374)       (275,702)
                                                     -----------     -----------    -----------     -----------
   Total finance receivables ......................   27,141,713      26,956,012     26,354,363      24,686,578
Accrued interest receivable .......................      313,209         309,237        304,852         282,401
Furniture, equipment and leasehold improve-
 ments, net of accumulated depreciation ...........    1,020,707         789,281        815,740         820,392
Other real estate owned ...........................           --              --             --              --
Deferred income tax benefits ......................      106,610         112,761        118,599         123,998
Other Assets ......................................      589,272         493,746        255,747         200,000
                                                     -----------     -----------    -----------     -----------
   Total Assets ...................................  $50,184,504     $48,622,014    $45,431,322     $45,714,698
                                                     ===========     ===========    ===========     ===========
       Liabilities and Stockholders' Equity
Deposits ..........................................   44,038,129      42,669,077     39,769,862      39,696,030
Accrued interest payable ..........................       94,890          93,045        136,191         126,785
FHLB CIP Advances .................................           --              --             --         562,264
Convertible debentures ............................           --         600,000        600,000         600,000
Income taxes payable ..............................       87,018          91,039        127,279         147,001
Other liabilities .................................      159,027         189,303        132,751         178,511
                                                     -----------     -----------    -----------     -----------
   Total liabilities ..............................   44,379,064      43,642,464     40,766,083      41,310,591
                                                     -----------     -----------    -----------     -----------
Stockholders' Equity:
 Common stock, Class A $1 par value................       82,816          82,816         82,816         100,610
 Common stock Class B no par value ................      600,000              --             --              --
 Additional paid in capital .......................      194,704         194,704        194,704         937,177
 Treasury stock ...................................           --              --             --        (758,087)
 Unrealized securities gains (losses) .............       16,518          26,939         15,720          18,494
 Undivided profits ................................    4,911,402       4,675,091      4,371,999       4,105,913
                                                     -----------     -----------    -----------     -----------
 Total Stockholders' Equity .......................    5,805,440       4,979,550      4,665,239       4,404,107
                                                     -----------     -----------    -----------     -----------
   Total Liabilities and Stockholders' Equity ..... $ 50,184,504    $ 48,622,014   $ 45,431,322    $ 45,714,698
                                                     ===========     ===========    ===========     ===========

                    CITIZENS' BANCO, INC. AND SUBSIDIARIES
                         CONSOLIDATED INCOME STATEMENTS
                                  (UNAUDITED)

                                                                   FOR THE PERIODS ENDED
                                               --------------------------------------------------------------
                                                6 MONTHS ENDED    YEAR ENDED    6 MONTHS ENDED    YEAR ENDED
                                                    JUNE 30      DECEMBER 31,      JUNE 30,      DECEMBER 31,
                                                     1998            1997            1997            1996
                                               ---------------- -------------- ---------------- -------------
Income:

 Interest and fees on loans ..................    $1,252,220      $2,463,800      $1,187,889    $2,386,035
 Services charges and fees ...................       188,055         392,809         190,571       409,591
 Interest on investments .....................       382,548         692,804         335,868       642,491
 Federal funds sold and short term investments       149,827         298,653         162,912       319,145
 Other exchange service charges ..............        37,320          74,458          31,764        67,976
 Gain on sale of assets ......................            --              --              --         4,826
 Other income ................................        40,765          68,844          36,473        60,302
                                                  ----------      ----------      ----------    ----------
   Total income ..............................     2,050,735       3,990,648       1,945,477     3,890,366
Expenses:
 Salaries ....................................       549,759       1,009,448         487,371       985,709
 Taxes and employee benefits .................        90,054         154,890          79,375       140,848
 Interest: paid on deposits ..................       554,803       1,020,634         494,666       927,077
 paid on notes and other borrowings ..........           159          65,799          36,665        94,888
 Use and occupancy ...........................        42,674          79,974          38,038        77,991
 Furniture and fixtures ......................        36,947          94,464          49,064        87,247
 Management fees and expenses ................        67,412         125,809          60,216       115,880
 Insurance and bonds .........................        12,780          28,653          13,985        22,643
 Loan collateral expense .....................        12,829          18,018           9,226        17,985
 Operating expenses ..........................       180,442         324,212         165,202       324,345
 Loss on sale of other real estate ...........            --              --              --            --
 Loss on sale of securities ..................            --              --              --            --
 Provision for loan losses ...................       (20,000)             --              --            --
                                                  ----------      ----------      ----------    ----------
   Total expenses ............................     1,527,859       2,921,901       1,433,808     2,794,613
                                                  ----------      ----------      ----------    ----------
   Income before income taxes ................       522,876       1,068,747         511,669     1,095,753
 Income tax expense ..........................       178,363         358,289         174,696       375,062
                                                  ----------      ----------      ----------    ----------
   Net income ................................    $  344,513      $  710,458      $  336,973    $  720,691
                                                  ==========      ==========      ==========    ==========

                                   APPENDIX A

                      AGREEMENT AND PLAN OF REORGANIZATION

         THIS AGREEMENT AND PLAN OF REORGANIZATION made as of the twelfth day of August, 1998, among ZIONS BANCORPORATION ("Zions Bancorp"), a Utah corporation having its principal office in Salt Lake City, Utah, VAL COR BANCORPORATION, INC. ("Val Cor"), a Colorado corporation having its principal office in Denver, Colorado, VECTRA BANK COLORADO, NATIONAL ASSOCIATION ("Vectra"), a national banking association organized under the laws of the United States, CITIZENS BANCO, INC. (the "Company"), a Colorado corporation having its principal office in Westminster, Colorado, and CITIZENS BANK (the "Bank"), a banking corporation organized under the laws of the State of Colorado

                          W I T N E S S E T H  T H A T :

         WHEREAS, the Company is a bank holding company and the sole shareholder of the Bank;

         WHEREAS, Zions Bancorp is a bank holding company and the sole shareholder of Val Cor;

         WHEREAS, Val Cor is a bank holding company and the sole shareholder of Vectra;

         WHEREAS, Zions Bancorp and Val Cor each desire to affiliate with the Company through the merger of the Company with and into Val Cor, with Val Cor to be the surviving corporation (the "Holding Company Merger") and, in addition, to cause the merger of the Bank with and into Vectra, with Vectra to be the surviving national banking association (the "Bank Merger");

         WHEREAS, the Board of Directors of the Company has determined that it would be in the best interests of the Company, its shareholders, its customers and those of the Bank and the areas served by the Company and the Bank to become affiliated with Zions Bancorp through the Holding Company Merger and to cause the Bank Merger;

         WHEREAS, the respective boards of directors of Vectra and the Bank have determined that it would be in the best interests of Vectra or the Bank, as the case may be, its shareholders and customers, for Vectra and the Bank to merge with each other;

         WHEREAS, the respective Boards of Directors of Zions Bancorp, Val Cor, and the Company have agreed to cause the Holding Company Merger pursuant to the provisions of section 7-111-101 et seq. of the Colorado Business Corporation Act; and to cause the Bank Merger pursuant to the provisions of section 215a of the National Bank Act (12 U.S.C. ss. 215a) and section 7-111-101 et seq. of the Colorado Business Corporation Act;

         WHEREAS, the respective Boards of Directors of Vectra and the Bank have agreed to cause the Bank Merger pursuant to the provisions of section 215a of the National Bank Act and section 7-111-101 et seq. of the Colorado Business Corporation Act;

         WHEREAS, the parties intend that the Holding Company Merger and the Bank Merger qualify as one or more tax-free reorganizations under section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

         WHEREAS, on December 13, 1989 the board of directors of the Company authorized the issuance of Four Year Mandatory Convertible Debentures Due 1993 in the aggregate amount of

$600,000, convertible into an aggregate of 33,150 shares of Class B nonvoting common stock of the Company (the "Company Debentures");

         WHEREAS, on December 20, 1989 the Company issued the Company Debentures, and on December 13, 1993 the holders of the Company Debentures extended their term for an additional four years as permitted pursuant to the terms of the Company Debentures;

         WHEREAS, on January 22, 1990, the holders of the common stock, $1.00 par value, of the Company (the "Company Common Stock") approved amending the articles of incorporation of the Company to create a second class of capital stock of the Company, to wit, Class B Common Stock, no par value, with the same rights and priorities as those enjoyed by holders of the Company Common Stock except the right or power to vote on any question or in any proceeding, or to be represented at, or to receive notice of any meeting of the stockholders of the Company, except as may be required by applicable law (the "Company Class B Stock"), and designating the Company Common Stock as Class A Common Stock, $1.00 par value per share (the "Company Class A Stock");

         WHEREAS, the amendment to the articles of incorporation of the Company contem plated by the aforesaid shareholder action (the "Articles of Amendment") was not filed with the Secretary of State until July 17, 1998;

         WHEREAS, on or about December 10, 1997 the holders of the Company Debentures purported to convert the Company Debentures into Company Class B Stock, and were thereafter treated in every respect as holders of Company Class B Stock;

         WHEREAS, the shares of Company Class B Stock purportedly issued on or about December 10, 1997 were in fact issued before the Articles of Amendment were filed on July 17, 1998;

         WHEREAS, the parties to this Agreement recognize that the former holders of Company Debentures have certain contractual rights pursuant to the terms of the Company Debentures to acquire equity in the Company in form and substance equivalent to the shares of Company Class B Stock (the "Company Class B Rights" and, with respect to each share of Company Class B Stock, a "Company Class B Right");

         WHEREAS, the Company desires to permit the holders of the Class B Rights to exchange such Rights for Company Class B Stock prior to the Holding Company Merger, and Zions Bancorp, Val Cor, and Vectra are agreeable to such an exchange taking place prior to the Holding Company Merger provided that certain conditions are met;

         NOW, THEREFORE, in consideration of these premises and the mutual agreements hereinafter set forth, the parties agree as follows:

1.       COMBINATIONS.

         1.1.  Form of Combinations.

                  (a) Val Cor and the Company will execute a merger agreement (the "Holding Company Merger Agreement") substantially in the form of Exhibit I attached hereto. Subject to the provisions of the Holding Company Merger Agreement, the Company will be merged with and into Val Cor in the Holding Company Merger with Val Cor as the surviving corporation. The Company Class A Stock and the Company Class B Stock (together, the "Company Equity") shall be canceled and immediately converted into the right to receive, subject to the terms, conditions, and limitations set forth herein, such consideration as is provided in section 1.2(a) hereof.

                  (b) Vectra and the Bank will execute a merger agreement (the "Bank Merger Agreement") substantially in the form of Exhibit II attached hereto. Immediately following the effectiveness of the Holding Company Merger, and subject to the provisions of the Bank Merger Agreement, the Bank will be merged with and into Vectra in the Bank Merger with Vectra as the surviving national banking association. The shares of common stock of the Bank shall be canceled.

         1.2. Consideration for Holding Company Merger. Subject to the terms, conditions, and limitations set forth herein:

                  (a) as soon after the Effective Date as shall be reasonable under the circum stances, Zions Bancorp will deliver to Zions First National Bank, a national banking association with its head office located in Salt Lake City, Utah ("Zions Bank"), as Escrow Agent pursuant to that certain Escrow Agreement to be entered into pursuant to section 1.10 of this Agreement (the "Escrow Agreement"), 6,000 shares of the Common Stock of Zions Bancorp, no par value ("Zions Bancorp Stock"); and

                  (b) upon surrender of his, her or its certificate or certificates in accordance with Section 1.1 hereof, each holder of shares of Company Equity shall be entitled to receive, in exchange for each share of Company Equity held of record by such stockholder as of the Effec tive Date, that number of shares of Zions Bancorp Stock calculated by dividing the Consi deration Number by the total number of shares of Company Equity that shall be issued and outstanding at the Effective Date.

                  (c) As used in paragraph (b) of this section 1.2, the term "Consideration Number" means 251,225, except that if the Transaction Expenses (as hereinafter defined), determined on a pre-tax basis in accordance with generally accepted accounting principles, exceed $100,000, then the "Consideration Number" shall be the difference between 251,225 and the number calculated by dividing such excess, net of any associated tax benefit, by $47.125. As used in the preceding sentence, "Transaction Expenses" are all expenses incurred from January 1, 1998 through the Effective Date with respect to attorneys, accountants, investment bankers, consultants, brokers and finders who will have rendered services to the Company or the Bank in connection with the transactions contemplated by this Agreement, it being agreed, however, that
(i) the costs of any audit of the financial statements of the Company and the Bank as of December 31, 1997 and the year then ended which is required to be obtained to comply with requirements imposed by the Securities and Exchange Commission (the "SEC") in connection with the registration of the stock to be used as consideration in connection with the Holding Company Merger are not Transaction Expenses for purposes of the previous sentence, and (ii) if the matter set forth in Schedule 1.2 attached hereto is finally resolved prior to the Effective Date and if the aggregate loss, cost, expense, liability, or damage incurred by the Company and its subsidiaries in connection with its final resolution is $282,750 or less, then the amount of such aggregate loss, cost, expense, liability, or damage shall not be Transaction Expenses for purposes of the previous sentence.

         1.3. No Fractional Shares. Zions Bancorp will not issue fractional shares of its stock. In lieu of fractional shares of Zions Bancorp Stock, if any, each holder of Company Equity who is entitled to a fractional share of Zions Bancorp Stock shall receive an amount of cash equal to the product of such fraction times $47.125. Such fractional share interest shall not include the right to vote or to receive dividends or any interest thereon.

         1.4. Dividends; Interest. No holder of Company Equity will be entitled to receive dividends on his, her, or its Zions Bancorp Stock until he, she, or it exchanges his, her, or its certificates representing Company Equity for Zions Bancorp Stock. Any dividends declared on Zions Bancorp Stock to holders of record on or after the Effective Date shall, with respect to stock to be delivered pursuant to this Agreement to holders of Company Equity who have not exchanged their certificates representing Company Equity for Zions Bancorp Stock, be paid to the Exchange Agent (as designated in Section 1.5 of this Agreement) and, upon receipt from a former holder of Company Equity of certificates representing shares of Company Equity, the Exchange Agent shall forward to such former holder of Company Equity (i) certificates representing his, her, or its shares of Zions Bancorp Stock, (ii) dividends declared thereon subse quent to the Effective Date (without interest) and (iii) the cash value of any fractional shares determined in accordance with Section 1.3 hereof.

         1.5.  Designation of Exchange Agent.

                  (a) The parties to this Agreement hereby designate Zions Bank as Exchange Agent to effect the exchanges contemplated hereby.

                  (b) Zions Bancorp will, promptly after the Effective Date, (i) issue and deliver to Zions Bank the share certificates representing shares of Zions Bancorp Stock and the cash to be paid to holders of Company Equity in accordance with this Agreement, and (ii) issue and deliver to Zions Bank the share certificates representing shares of Zions Bancorp Stock to be delivered to the Escrow Agent in accordance with this Agreement.

         1.6. Notice of Exchange. Promptly after the Effective Date, Zions Bank shall mail to each holder of one or more certificates formerly representing Company Equity except to such holders as shall have waived the notice required by this Section 1.6, a notice specifying the Effective Date and notifying such holder to surrender his, her, or its certificate or certificates to Zions Bank for exchange. Such notice shall be mailed to holders by regular mail at their addresses on the records of the Company.

         1.7. Treatment of Stock Options. Each stock option to purchase Company Equity not exercised prior to the Effective Date shall automatically be canceled on and as of the Effective Date.

         1.8. Voting Agreements. Simultaneously herewith, each shareholder of the Company who is listed on Schedule 1.8 attached hereto shall each enter into an agreement with Zions Bancorp, substantially in form and substance as that set forth as Exhibit III attached hereto, in which he or she agrees to vote all shares of Company Equity which may be voted, or whose vote may be directed, by him or her, in favor of the transactions contemplated by this Agreement at the meeting of shareholders at which such transaction shall be considered.

         1.9. Employee Benefits. If any employee of the Company or of the Bank becomes a participant in any employment benefit plan, practice, or policy of Zions Bancorp, such employee shall be given credit under such plan, practice, or policy for all service prior to the Effective Date with the Company or the Bank for purposes of eligibility and vesting, but not for benefit accrual purposes, for which such service is taken into account or recognized, provided that there be no duplication of such benefits as are provided under any employee benefit plans, practices, or policies of the Company or the Bank that continue in effect following the Effective Date.

         1.10.  Designation of Escrow Agent.

                  (a) The parties of this Agreement hereby designate Zions Bank as Escrow Agent to discharge the responsibilities of the escrow agent as described in the Escrow Agreement.

                  (b) Simultaneously herewith, Zions Bancorp and the Company shall execute and deliver the Escrow Agreement substantially in the form attached hereto as Exhibit IV.

         1.11. Employment Agreement and Consulting Agreement. On the Effective Date, Vectra will:

                  (a)  tender  to  Thomas  M.  Jones  an  employment   agreement
substantially in form and substance as that set forth as Exhibit V attached hereto; and

                  (b) tender to Donald K. Hogoboom a consulting agreement substantially in form and substance as that set forth as Exhibit VI attached hereto.

2.       EFFECTIVE DATE.

         The Effective Date shall be the date which is the latest of:

         2.1. Shareholder Approval. The date immediately following the day upon which the shareholders of the Company approve, ratify, and confirm the Holding Company Merger; or

         2.2. Federal Reserve Approval. The first to occur of (a) the date thirty days following the date of the order of the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of San Francisco acting pursuant to authority delegated to it by the Board of Governors of the Federal Reserve System (collectively, the "Board of Governors") approving the Holding Company Merger, or (b) if, pursuant to section 321(a) of the Riegle Community Development and Regulatory Improvement Act of 1994 (the "Riegle Act"), the Board of Governors shall have prescribed a shorter period of time with the concurrence of the Attorney General of the United States, the date on which such shorter period of time shall elapse, or (c) the date ten days following the date on which the Board of Governors indicates its waiver of jurisdiction over the Holding Company Merger; or

         2.3. OCC Approval. The first to occur of (a) the date thirty days following the date of the order of the Office of the Comptroller of the Currency (the "OCC") approving the Bank Merger, or (b) if, pursuant to section 321(b) of the Riegle Act, the OCC shall have prescribed a shorter period of time with the concurrence of the Attorney General of the United States, the date on which such shorter period of time shall elapse; or

         2.4. Utah Commissioner Approval. If such an order shall be required by law, the date ten days following the date of the order of the Commissioner of Financial Institutions of the State of Utah (the "Commissioner") approving the transactions contemplated by this Agreement; or

         2.5. Colorado Banking Board Approval. If such an order shall be required by law, the date ten days following the date of the order of the Colorado State Banking Board (the "Banking Board") approving the transactions contemplated by this Agreement; or

         2.6. Other Regulatory Approvals. The date upon which any other material order, approval, or consent of a federal or state regulator of financial institutions or financial institution holding companies authorizing consummation of the transactions contemplated by this Agree ment is obtained or any waiting period mandated by such order, approval, or consent has run; or

         2.7. Expiration of Stays. Ten days after any stay of the approvals of any of the Board of Governors, the OCC, the Commissioner, or the Banking Board of the transactions contemplated by this Agreement or any injunction against closing of said transactions is lifted, discharged, or dismissed; or

         2.8. Mutual Agreement. Such other date as shall be mutually agreed to by Zions Bancorp and the Company.

3.       CONDITIONS PRECEDENT TO PERFORMANCE OF OBLIGATIONS OF THE PARTIES.

         The obligations of Zions Bancorp, Val Cor, and the Company to consummate the Holding Company Merger and the obligations of Vectra and the Bank to consummate the Bank Merger shall be subject to the conditions that on or before the Effective Date:

         3.1. Approval by Shareholders of the Company. The shareholders of the Company, acting pursuant to a proxy statement in form and substance satisfactory to Zions Bancorp and its counsel, shall have authorized, ratified, and confirmed the Holding Company Merger by not less than the requisite percentage of each class of the outstanding stock of the Company entitled under law to vote on the Holding Company Merger, in accordance with the applicable laws of the State of Colorado.

         3.2. Regulatory Approvals. Orders, consents, and approvals, in form and substance reasonably satisfactory to Zions Bancorp and the Company, shall have been entered by the requisite governmental authorities, granting the authority necessary for consummation of the transactions contemplated by this Agreement and the operation by Zions Bancorp and Val Cor of the business of the Company, the business of the Bank, and each of the branches of the Bank, pursuant to the provisions of applicable law; and all other requirements prescribed by law or by the rules and regulations of any other regulatory authority having jurisdiction over such transactions shall have been satisfied.

         3.3. Absence of Litigation. No action, suit, or proceeding shall have been instituted or shall have been threatened before any court or other governmental body or by any public authority to restrain, enjoin, or prohibit the Holding Company Merger or the Bank Merger, or which would reasonably be expected to restrict materially the operation of the business of the Company or that of the Bank or the exercise of any rights with respect thereto or (except in an action, suit, or proceeding relating principally to the matter set forth in Schedule 1.2 attached hereto) to subject either of the parties hereto or any of their subsidiaries, directors, or officers to any liability, fine, forfeiture, divestiture, or penalty on the ground that the transactions contemplated hereby, the parties hereto, or their subsidiaries, directors, or officers have breached or will breach any applicable law or regulation or have otherwise acted improperly in connection with the transactions contemplated hereby and with respect to which the parties hereto have been advised by counsel that, in the opinion of such counsel, such action, suit, or proceeding raises substantial questions of law or fact which could reasonably be decided materially adversely to either party hereto or its subsidiaries, directors, or officers.

         3.4.  Registration Statement.

                  (a) Effectiveness. The registration statement to be filed by Zions Bancorp with the SEC pursuant to the Securities Act of 1933 (the "Securities Act") in connection with the registration of the shares of Zions Bancorp Stock to be used as consideration in connection with the Holding Company Merger (the "Registration Statement") shall have become effective under that Act, and Zions Bancorp shall have received all required state securities laws or "blue sky" permits and other required authorizations or confirmations of the availability of exemptions from registration requirements necessary to issue Zions Bancorp Stock in the Holding Company Merger.

                  (b) Absence of Stop-Order. Neither the Registration Statement nor any such required permit, authorization, or confirmation shall be subject to a stop-order or threatened stop-order by the SEC or any state securities authority.

         3.5. Federal Income Taxation. Zions Bancorp and the Company shall have received a written opinion of Rothgerber, Johnson & Lyons LLP, or of another firm mutually agreeable to Zions Bancorp and the Company, applying existing law, that the Holding Company Merger and the Bank Merger shall qualify as one or more reorganizations under section 368(a)(1) of the Code and the regulations and rulings promulgated thereunder. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Zions Bancorp, the Company, and others.

         3.6. Adverse Legislation. Subsequent to the date of this Agreement no legislation shall have been enacted and no regulation or other governmental requirement shall have been adopted or imposed that renders or will render consummation of any of the material transactions contemplated by this Agreement impossible.

4. CONDITIONS PRECEDENT TO PERFORMANCE OF THE OBLIGATIONS OF ZIONS BANCORP, VAL COR, AND VECTRA.

         The obligations of Zions Bancorp, Val Cor, and Vectra hereunder are subject to the satisfaction, on or prior to the Effective Date, of all the following conditions, compliance with which or the occurrence of which may be waived in whole or in part by Zions Bancorp in writing unless not so permitted by law:

         4.1. Representations and Warranties; Performance of Obligations. All representations and warranties of the Company and the Bank contained in this Agreement shall be true and correct in all material respects as of the Effective Date with the same effect as if such represen tations and warranties had been made or given at and as of such date, except that representations and warranties of the Company or the Bank contained in this Agreement which specifically relate to an earlier date shall be true and correct in all material respects as of such earlier date. All covenants and obligations to be performed or met by the Company or the Bank on or prior to the Effective Date shall have been so performed or met. On the Effective Date, the president and chief executive officer and the chief financial officer of each of the Company and the Bank shall deliver to Zions Bancorp a certificate to that effect. The delivery of such certificates shall in no way diminish the warranties, representations, covenants, and obligations of the Company and the Bank made in this Agreement.

         4.2. Opinion of Company Counsel. Zions Bancorp shall have received a favorable opinion from Rothgerber, Johnson & Lyons LLP, dated the Effective Date, substantially in form and substance as that set forth as Exhibit VII attached hereto.

         4.3.  Opinion of Company Litigation Counsel.    Either:

                  (a) Zions Bancorp shall have received a certificate dated the Effective Date, signed by the president of the Company and the president of the Bank, certifying that (with the exception of actions, suits, or proceedings relating solely to the matter set forth in Schedule 1.2 attached hereto) there is no action, suit, or proceeding before or by any court or governmental agency or body, domestic or foreign, now pending, or threatened, against the Company or the Bank, or to which any of its property or assets is the subject (the delivery of which officers' certificate shall in no way diminish the warranties and representations of the Company or those of the Bank made in this Agreement); or

                  (b) Zions Bancorp shall have received a favorable opinion from legal counsel handling litigation matters for the Company and the Bank, dated the Effective Date, substantially in form and substance as that set forth as
Exhibit VIII attached hereto.

         4.4.  Delivery  of  Branch  Authorizations.   The  Company  shall  have
delivered to Zions Bancorp originals or certified copies of all of the regulatory authorizations entitling the Bank to operate each of its branch offices, together with a certification by the president and chief executive officer and the chief financial officer of the Bank dated the Effective Date, certifying that such branch certificates have not been revoked or threatened to be revoked and that such certificates are in full force and effect.

         4.5.  No Adverse Developments.

                   (a) During the period from March 31, 1998 to the Effective Date, except in connection with the matter set forth in Schedule 1.2 attached hereto (i) there shall not have been any material adverse change in the financial position or results of operations of the Company or the Bank taken as a whole, nor shall the Company or the Bank or any subsidiary of either of them have sustained any material loss or damage to its properties, whether or not insured, which materially affects its ability to conduct its business; and (ii) none of the events described in clauses (a) through (f) of Section 6.16 of this Agreement shall have occurred, and each of the practices and conditions described in clauses (x) through (z) of that section shall have been maintained.

                   (b) As of the Effective Date, the capital structure of the Company and the capital structure of the Bank shall be as stated in section 6.9 except as changed through the effectuation of the Class B Exchange (as defined in section 4.13 of this Agreement).

                   (c) As of the Effective Date, other than liabilities incurred in the ordinary course of business subsequent to March 31, 1998 or in connection with the matter set forth in Schedule 1.2 attached hereto, there shall be no liabilities of the Company or the Bank which are material to the Company on a consolidated basis which were not reflected on the consolidated statement of condition of the Company as of March 31, 1998 or in the related notes to the consolidated statement of condition of the Company as of March 31, 1998.

                  (d) No adverse action shall have been instituted or threatened by any govern mental authority, or referred by a governmental authority to another governmental authority, for the enforcement or assessment of penalties for the violation of any laws of regulations relating to equal credit opportunity, fair housing, or fair lending.

                  (e) Zions Bancorp shall have received a certificate dated the Effective Date, signed by the president and the chief financial officer of the Company and the president and the chief financial officer of the Bank, certifying to the matters set forth in paragraphs (a), (b), (c), and (d) of this section 4.5. The delivery of such officers' certificate shall in no way diminish the warranties and representations of the Company or those of the Bank made in this Agreement.

         4.6. Consolidated Net Worth. On and as of the Effective Date, the consolidated net worth of the Company as determined in accordance with generally accepted accounting principles shall not be less than the sum of (a) $5,755,230 and (b) the aggregate contributions to capital caused by the payments accompanying the exercise of any stock options on or after March 31, 1998, reduced by (c) Losses as defined in section 2.1(b) of the Escrow Agreement.

         4.7. Loan Loss Reserve. On and as of the Effective Date, the aggregate reserve for loan losses of the Bank as determined in accordance with generally accepted accounting principles shall not be less than $283,494.

         4.8. CRA Rating. The CRA rating of the Bank shall be no lower than "satisfactory."

         4.9. Employment Agreement. Thomas M. Jones shall have entered into an employment agreement with Vectra substantially in form and substance as that set forth as Exhibit V attached hereto.

         4.10. Consulting Agreement. Donald K. Hogoboom shall have entered into a consulting agreement with Vectra substantially in form and substance as that set forth as Exhibit VI attached hereto.

         4.11.  Accounting Treatment.

                  (a) Zions Bancorp shall have received a certificate dated the Effective Date, signed by the president and the chief financial officer of the Company and the president and the chief financial officer of the Bank, in form and substance satisfactory to Zions Bancorp, certifying to the matters set forth in Exhibit IX attached hereto.

                  (b) Unless acts or omissions of Zions Bancorp shall have made the receipt of such letters impracticable, Zions Bancorp shall have received letters from KPMG Peat Marwick LLP ("KPMG"), its independent auditing firm, dated the date of or shortly prior to each of the mailing date of the proxy materials to the shareholders of the Company, and the Effective Date, stating its opinion that the reorganization contemplated by this Agreement shall qualify for pooling-of-interest accounting treatment.

         4.12. Affiliates' Agreements. Zions Bancorp shall, not later than thirty days prior to the Effective Date, have received a written agreement from each "affiliate" of the Company (as that term is used in section 7.7 of this Agreement) reasonably acceptable to Zions and consistent with section 7.7 of this Agreement.

         4.13. Exchange of Company Class B Rights for Company Class B Stock. The board of directors of the Company shall have authorized the exchange of one share of Company Class B Stock for each outstanding Company Class B Right (the "Class B Exchange"), subject to the execution by each of the holders of the Company Class B Rights of the waivers and releases contemplated by section 4.15(b) of this Agreement; and not later than twenty business days prior to the meeting of the shareholders of the Company contemplated by section 3.1 of this Agreement, the Class B Exchange shall have occurred.

         4.14. Shareholder Vote as to Class B Exchange. The holders of the Company Class A Stock shall have approved, ratified, and adopted by a unanimous vote the Class B Exchange in accordance with a Prospectus/Proxy Statement which shall be in form and substance satisfactory to Zions Bancorp and its counsel.

         4.15.  Waivers and Releases.

                  (a) Those persons who, as of the Effective Date, are holders of all of the Company Class A Stock then outstanding shall each have executed waivers and releases in favor of the Company and the holders of the Company Class B Stock, substantially in form and substance as those set forth as Exhibit X attached hereto, waiving all rights to contest (i) the validity of the Company Class B Stock, (ii) the Class B Exchange, and (iii) the payment, and the timing of payment, of dividends to the holders of Company Class B Rights and Company Class B Stock from December 10, 1997 until the Effective Date.

                  (b) Prior to or contemporaneous with the Class B Exchange, the holders of all of the Company Class B Rights shall each have executed waivers and releases in favor of the Company, substantially in form and substance as those set forth as Exhibit XI attached hereto, waiving all rights to contest (i) the adequacy of the Class B Exchange to honor in full the rights of the holders of Company Debentures and Company Class B Rights and (ii) the payment, and the timing of payment, of dividends to the holders of Company Class B Rights and Company Class B Stock from December 10, 1997 until the Effective Date.

5.  CONDITIONS  PRECEDENT TO  PERFORMANCE  OF OBLIGATIONS OF THE COMPANY AND THE
BANK.

         The obligations of the Company and the Bank hereunder are subject to the satisfaction, on or prior to the Effective Date, of all the following conditions, compliance with which or the occurrence of which may be waived in whole or in part by the Company in writing unless not so permitted by law:

         5.1. Representations and Warranties; Performance of Obligations. All representations and warranties of Zions Bancorp, Val Cor, and Vectra contained in this Agreement shall be true and correct in all material respects as of the Effective Date with the same effect as if such representations and warranties had been made or given at and as of such date, except that representations and warranties of Zions Bancorp, Val Cor, and Vectra contained in this Agreement which specifically relate to an earlier date shall be true and correct in all material respects as of such earlier date. All covenants and obligations to be performed or met by Zions Bancorp, Val Cor, or Vectra on or prior to the Effective Date shall have been so performed or met. On the Effective Date, either the President or an Executive Vice President of Zions Bancorp and either the Chairman, the President or an Executive Vice President of each of Val Cor and Vectra shall deliver to the Company a certificate to that effect. The delivery of such officer's certificate shall in no way diminish the warranties, representations, covenants, and obligations of Zions Bancorp, Val Cor, and Vectra made in this Agreement.

         5.2. Opinion of Zions Bancorp Counsel. The Company shall have received a favorable opinion of Duane, Morris & Heckscher LLP, dated the Effective Date, substantially in form and substance as that set forth as Exhibit XII attached hereto.

         5.3. No Adverse Developments. During the period from March 31, 1998 to the Effective Date, there shall not have been any material adverse change in the financial position or results of operations of Zions Bancorp and its subsidiaries, taken as a whole, nor shall Zions Bancorp and its subsidiaries, taken as a whole, have sustained any material loss or damage to their properties, whether or not insured, which materially affects their ability to conduct their business; and the Company shall have received a certificate dated the Effective Date signed by either the President of Zions Bancorp or an Executive Vice President of Zions Bancorp to the foregoing effect. The delivery of such officer's certificate shall in no way diminish the warranties and representations of Zions Bancorp made in this Agreement.

         5.4. Status of Zions Bancorp Stock. Zions Bancorp Stock shall be listed on the Nasdaq National Market (or else shall become listed on another national securities exchange).

6. REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE BANK.

         The Company (with respect to the Company and the Bank) and the Bank (solely with respect to itself) each represent and warrant to Zions Bancorp, Val Cor, and Vectra as follows:

         6.1. Organization, Powers, and Qualification. Each of the Company, the Bank, and Citizens Bank Building Corporation ("CBBC") is a corporation which is duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own and operate its properties and assets, to lease properties used in its business, and to carry on its business as now conducted. Each of the Company, the Bank, and CBBC owns or possesses in the operation of its business all franchises, licenses, permits, branch certificates, consents, approvals, waivers, and other authorizations, governmental or otherwise, which are necessary for it to conduct its business as now conducted, except for those where the failure of such ownership or possession would not adversely affect the operation and properties of the Company or the Bank in any material respect. Each of the Company, the Bank, and CBBC is duly qualified and licensed to do business and is in good standing in every jurisdiction with respect to which the failure to be so qualified or licensed could result in material liability or adversely affect the operation and properties of the Company or the Bank in any material respect.

         6.2. Execution and Performance of Agreement. Each of the Company and the Bank has all requisite corporate power and authority to execute and deliver this Agreement and to perform its respective terms.

         6.3. Absence of Violations. Except as set forth on Schedule 6.3 hereof:

                  (a) none of the Company, the Bank, nor CBBC is in violation of its respective charter documents or bylaws, nor of any applicable federal, state, or local law or ordinance nor any order, rule, or regulation of any federal, state, local, or other governmental agency or body, in any material respect, or in default with respect to any order, writ, injunction, or decree of any court, or in default under any order, license, regulation, or demand of any governmental agency, any of which violations or defaults could reasonably be expected to have a materially adverse effect on the business, properties, liabilities, financial position, results of operations, or prospects of the Company or the Bank; and neither the Company nor the Bank has received any claim or notice of violation with respect thereto;

                  (b) neither the Company nor the Bank nor any member of the management of either of them is a party to any assistance agreement, supervisory agreement, memorandum of understanding, consent order, cease and desist order or condition of any regulatory order or decree with or by the Board of Governors, the Federal Reserve Bank of Kansas City, the OCC, the Federal Deposit Insurance Corporation (the "FDIC"), any other banking or securities authority of the United States or the State of Colorado, or any other regulatory agency that relates to the conduct of the business of the Company or the Bank or their assets; and except as previously disclosed to Zions Bancorp in writing, no such agreement, memorandum, order, condition, or decree is pending or threatened;

                  (c) each of the Company and the Bank has established policies and proce dures to provide reasonable assurance of compliance in a safe and sound manner with the federal banking, credit, housing, consumer protection, and civil rights laws and with all other laws applicable to the operations of the Company and the Bank and the regulations adopted under each of those laws, so that transactions be executed and assets be maintained in accordance with such laws and regulations; and the policies and practices of each of the Company and the Bank with respect to all such laws and regulations reasonably limit noncompliance and detect and report noncompliance to its management; and

                  (d) the Bank has  established a CRA policy which  provides for
(i) goals and objectives consistent with CRA; (ii) ongoing CRA training of all employees of the Bank; and (iii) procedures whereby all significant CRA-related activity is documented; and the Bank has officially designated a compliance officer who reports directly to the board of directors and is responsible for the CRA program of the Bank.

         6.4. Compliance with Agreements. None of the Company, the Bank, nor CBBC is in violation of any material term of any material security agreement, mortgage, indenture, or any other contract, agreement, instrument, lease, or certificate. The capital ratios of each of the Company and the Bank comply fully with all terms of all currently outstanding supervisory and regulatory requirements and with the conditions of all regulatory orders and decrees.

         6.5. Binding Obligations; Due Authorization. Subject to the approval of its share holders, this Agreement constitutes valid, legal, and binding obligations of each of the Company and the Bank, enforceable against it in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, moratorium or similar law, or by general principles of equity. The execution, delivery, and performance of this Agreement and the transactions contemplated thereby have been duly and validly authorized by the board of directors of each of the Company and the Bank. Subject to approval by its shareholders of this Agreement, no other corporate proceedings on the part of either the Company or the Bank are necessary to authorize this Agreement or the carrying out of the transactions contemplated hereby.

         6.6. Absence of Default. None of the execution or the delivery of this Agreement, the consummation of the transactions contemplated thereby, or the compliance with or fulfillment of the terms thereof will conflict with, or result in a breach of any of the terms, conditions, or provisions of, or constitute a default under the organizational documents or bylaws of the Company, the Bank, or CBBC. Such execution, consummation, or fulfillment will not (a) conflict with, or result in a material breach of the terms, conditions, or provisions of, or constitute a material violation, conflict, or default under, or, except as set forth on Schedule 6.6 hereof, give rise to any right of termination, cancellation, or acceleration with respect to, or result in the creation of any lien, charge, or encumbrance upon, any property or assets of the Company, the Bank, or CBBC pursuant to any material agreement or instrument under which the Company, the Bank, or CBBC is obligated or by which any of its properties or assets may be bound, including without limitation any material lease, contract, mortgage, promissory note, deed of trust, loan, credit arrangement, or other commitment or arrangement of the Company, the Bank, or CBBC in respect of which it is an obligor; (b) if the Holding Company Merger is approved by the Board of Governors under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), or if the Board of Governors waives its jurisdiction over the Holding Company Merger, and if the Bank Merger is approved by the OCC, the Commissioner, and the Banking Board, violate any law, statute, rule, or regulation of any government or agency to which the Company, the Bank, or CBBC is subject and which is material to its operations; or (c) violate any judgment, order, writ, injunction, decree, or ruling to which the Company, the Bank, or any of its properties or assets is subject or bound. None of the execution or delivery of this

Agreement, the consummation of the transactions contemplated thereby, or the compliance with or fulfillment of the terms thereof will require any authorization, consent, approval, or exemption by any person which has not been obtained, or any notice or filing which has not been given or done, other than approval of or waiver of jurisdiction over the transactions contemplated by this Agreement by the Board of Governors, the OCC, the Commissioner, and the Banking Board.

         6.7.  Compliance with BHC Act.

                  (a) The Company is registered as a bank holding company under the BHC Act. All of the activities and investments of the Company conform to the requirements applicable generally to bank holding companies under the BHC Act and the regulations of the Board of Governors adopted thereunder.

                  (b) No corporation or other entity, other than the Company, is registered or is required to be registered as a bank holding company under the BHC Act by virtue of its control over the Bank or over any company that directly or indirectly has control over the Bank.

         6.8.  Subsidiaries.

                  (a) Other than the Bank, which is a direct, wholly-owned subsidiary of the Company, and other than CBBC, which is a direct, wholly-owned subsidiary of the Bank, the Company does not have any direct or indirect subsidiaries and does not directly or indirectly own, control, or hold with the power to vote any shares of the capital stock of any company (except shares held by the Bank for the account of others in a fiduciary or custodial capacity in the ordinary course of its business). There are no outstanding subscriptions, options, warrants, convertible securities, calls, commitments, or agreements calling for or requiring the issuance, transfer, sale, or other disposition of any shares of the capital stock of the Bank or CBBC, or calling for or requiring the issuance of any securities or rights convertible into or exchangeable for shares of capital stock of the Bank or CBBC. There are no other direct or indirect subsid iaries of the Company which are required to be consolidated or accounted for on the equity method in the consolidated financial statements of the Company or the financial statements of the Bank prepared in accordance with generally accepted accounting principles.

                  (b) Except as specified in the previous subsection, neither the Company nor the Bank has a direct or indirect equity or ownership interest which represents 5 percent or more of the aggregate equity or ownership interest of any entity (including, without limitation, corporations, partnerships, and joint ventures).

                  (c) All of the activities and investments of CBBC conform to the require ments applicable generally to national banking associations under the National Bank Act, 12 U.S.C. ss. 1 et seq., and the regulations of the Comptroller of the Currency adopted thereunder.

         6.9.  Capital Structure.

                  (a) The  authorized  capital stock of the Company  consists of
(i) 1,000,000 shares of Company Class A Stock, of which, as of the date of this Agreement, 82,816 shares have been duly issued and are validly outstanding, fully paid, and held by approximately 37 shareholders of record, and (ii) 33,150 shares of Company Class B Stock, of which, as of the date of this Agreement, none are issued or outstanding. No shares of Company Equity are issued and held in the treasury of the Company. The aforementioned shares of Company Equity are the only voting securities of the Company authorized, issued, or outstanding as of such date; and except for the Company Class B Rights, of which 33,150 exist as of the date of this Agreement and are held by two individuals, and except as set forth on Schedule 6.9 hereof, no subscriptions, warrants, options, rights, rights of first refusal, convertible securities, or similar arrangements or commitments in respect of securities of the Company are authorized, issued, or outstanding which would enable the holder thereof to purchase or otherwise acquire shares of any class of capital stock of the Company. None of the Company Equity is subject to any restrictions upon the transfer thereof under the terms of the corporate charter or bylaws of the Company.

                  (b) Schedule 6.9 hereof lists all options to purchase Company securities currently outstanding and, for each such option, the date of issuance, date of exercisability, exercise price, type of security for which exercisable, and date of expiration. Schedule 6.9 hereof further lists all shares of Company Equity reserved for issuance pursuant to stock option plans, agreements, or arrangements but not yet issued and all options upon shares of Company Equity designated or made available for grant but not yet granted.

                  (c) The authorized capital stock of the Bank consists of 100,000 shares of common stock, $10.00 par value (the "Bank Common Stock"), of which, as of the date of this Agreement, 100,000 shares have been duly issued and are validly outstanding, fully paid, and all of which are held of record and beneficially by the Company free and clear of any adverse claims. The aforementioned shares of Bank Common Stock are the only voting securities of the Bank authorized, issued, or outstanding as of such date; and no subscriptions, warrants, options, rights, convertible securities, or similar arrangements or commitments in respect of securities of the Bank are authorized, issued, or outstanding which would enable the holder thereof to purchase or otherwise acquire shares of any class of capital stock of the Bank. None of the Bank Common Stock is subject to any restrictions upon the transfer thereof under the terms of the corporate charter or bylaws of the Bank.

                  (d) The authorized capital stock of CBBC consists of 500 shares of common stock, $1,000.00 par value (the "CBBC Common Stock"), of which, as of the date of this Agreement, 100 shares have been duly issued and are validly outstanding, fully paid, and all of which are held of record and beneficially by the Bank free and clear of any adverse claims. The aforementioned shares of CBBC Common Stock are the only voting securities of CBBC autho rized, issued, or outstanding as of such date; and no subscriptions, warrants, options, rights, convertible securities, or similar arrangements or commitments in respect of securities of CBBC are authorized, issued, or outstanding which would enable the holder thereof to purchase or otherwise acquire shares of any class of capital stock of CBBC. None of the CBBC Common Stock is subject to any restrictions upon the transfer thereof under the terms of the corporate charter or bylaws of CBBC.

                  (e) None of the shares of Company Equity or Bank Common Stock has been issued in violation of the preemptive rights of any shareholder.

                  (f) As of the date as of which this Agreement has been executed, to the best of the knowledge of the Company and the Bank, and except for this Agreement, there are no shareholder agreements, or other agreements, understandings, or commitments relating to the right of any holder or beneficial owner of more than 1 percent of the issued and outstanding shares of any class of the capital stock of either the Company or the Bank to vote or to dispose of his or its shares of capital stock of that entity.

                  (g) The Company has not granted, nor expanded beyond those rights granted by applicable statute, any shareholders' rights to dissent from any merger.

         6.10. Articles of Incorporation, Bylaws, and Minute Books. The copies of the articles of incorporation and all amendments thereto and of the bylaws, as amended, of the Company and the Bank that have been provided to Zions Bancorp and certified by the Company as complete and true copies are true, correct, and complete copies thereof. The minute books of the Company and the Bank which have been made available to Zions Bancorp for its continuing inspection until the Effective Date contain accurate minutes of all meetings and accurate consents in lieu of meetings of the board of directors (and any committee thereof) and of the shareholders of the Company and the Bank since their respective inceptions. These minute books accurately reflect all transactions referred to in such minutes and consents in lieu of meetings and disclose all material corporate actions of the shareholders and boards of directors of the Company and the Bank and all committees thereof. Except as reflected in such minute books, there are no minutes of meetings or consents in lieu of meetings of the board of directors (or any committee thereof) or of shareholders of the Company or the Bank.

         6.11. Books and Records. The books and records of each of the Company and the Bank fairly reflect the transactions to which it is a party or by which its properties are subject or bound. Such books and records have been properly kept and maintained and are in compliance in all material respects with all applicable legal and accounting requirements. Each of the Company and the Bank follows generally accepted accounting principles applied on a consistent basis in the preparation and maintenance of its books of account and financial statements, including but not limited to the application of the accrual method of accounting for interest income on loans, leases, discounts, and investments, interest expense on deposits and all other liabilities, and all other items of income and expense. The Company and the Bank have made all accruals in amounts which fairly report income and expense in the proper periods in accordance with generally accepted accounting principles. Each of the Company and the Bank has filed all material reports and returns required by any law or regulation to be filed by it.

         6.12. Regulatory Approvals and Filings, Contracts, Commitments, etc. The Company has made or will, no later than ten business days after the date as of which this Agreement has been executed, make available to Zions Bancorp or grant to Zions Bancorp continuing access until the Effective Date to originals or copies of the following documents relating to the Company and the Bank:

                  (a) All regulatory approvals received since January 1, 1992, of the Company and the Bank relating to all bank and nonbank acquisitions or the establishment of de novo operations;

                  (b) All employment contracts, election contracts, retention contracts, deferred compensation, non-competition, bonus, stock option, profit-sharing, pension, retirement, consultation after retirement, incentive, insurance arrangements or plans (including medical, disability, group life or other insurance plans), and any other remuneration or fringe benefit arrangements applicable to employees, officers, or directors of the Company or the Bank, accompanied by any agreements, including trust agreements, embodying such contracts, plans, or arrangements, and all employee manuals and memoranda relating to employment and benefit policies and practices of any nature whatsoever (whether or not distributed to employees or any of them), and any actuarial reports and audits relating to such plans;

                  (c) All material contracts, agreements, leases, mortgages, and commitments, except those entered into in the ordinary course of business, to which the Company or the Bank is a party or may be bound; or, if any of the same be oral, true, accurate, and complete written summaries of all such oral contracts, agreements, leases, mortgages, and commitments;

                  (d) All material contracts, agreements, leases, mortgages, and commitments, whether or not entered into in the ordinary course of business, to which the Company or the Bank is a party or may be bound and which require the consent or approval of third parties to the execution and delivery of this Agreement or to the consummation or performance of any of the transactions contemplated thereby, or, if any of the same be oral, true, accurate, and complete written summaries of all such oral contracts, agreements, leases, mortgages, and commitments;

                  (e) All deeds, leases, contracts, agreements, mortgages, and commitments, whether or not entered into in the ordinary course of business, to which the Company or the Bank is a party or may be bound and which relate to land, buildings, fixtures, or other real property upon or within which the Company or the Bank operates its businesses or is authorized to operate its businesses, or with respect to which the Company or the Bank has any application pending for authorization to operate its businesses;

                  (f) Any pending application, including any documents or materials related thereto, which has been filed by the Company or the Bank with any federal or state regulatory agency with respect to the establishment of a new office or the acquisition or establishment of any additional banking or nonbanking subsidiary; and

                  (g) All federal, state, and local tax returns, including any amended returns, filed by the Company or the Bank for the years 1991 through 1997, a copy of the most recent audit examination of each of the Company and the Bank by the Internal Revenue Service ("IRS"), and a copy of all correspondence or other documents with respect to any examination that has not yet been resolved, a copy of the most recent state or local tax agency examination, if any, of each of the Company and the Bank, and a copy of all correspondence or other documents with respect to any examination that has not yet been resolved, and all tax rulings, closing agreements, settlement agreements, or similar documents with respect to the Company or the Bank received from or entered into with the IRS or any other taxing authority since January 1, 1988 or that would have continuing effect after the Effective Date.

         6.13. Financial Statements. The Company has furnished to Zions Bancorp its consolidated statement of condition as of each of December 31, 1995, December 31, 1996, December 31, 1997, and March 31, 1998, and its related consolidated statement of income for each of the periods then ended, and the notes thereto (collectively, the "Company Financial Statements"). All of the Company Financial Statements, including the related notes, (a) were prepared in accordance with generally accepted accounting principles applied in all material respects, and (b) are in accordance with the books and records of the Company and the Bank which have been maintained in accordance with generally accepted accounting principles or the requirements of financial institution regulatory authorities, as the case may be, and (c) fairly reflect the consolidated financial position of the Company as of such dates, and the consolidated results of operations of the Company for the periods ended on such dates, and do not fail to disclose any material extraordinary or out-of-period items, and (d) reflect, in accordance with generally accepted accounting principles applied in all material respects, adequate provision for, or reserves against, the possible loan losses of the Company as of such dates.

         6.14.  Call Reports; Bank Holding Company Reports.

                  (a) The Bank has made available to Zions Bancorp its Consolidated Reports of Condition and Consolidated Reports of Income for the calendar quarters dated March 31, 1995 and thereafter. All of such Consolidated Reports of Condition and Consolidated Reports of Income, including the related schedules and memorandum items, were prepared in accordance with generally accepted accounting principles applied in all material respects or, to the extent different from generally accepted accounting principles, accounting principles mandated by the applicable instructions to such Consolidated Reports of Condition or Consolidated Reports of Income.

                  (b) No adjustments are required to be made to the equity capital account of the Bank as reported on any of the Consolidated Reports of Condition referred to in Subsection 6.14(a) hereof, in any material amount, in order to conform such equity capital account to equity capital as would be determined in accordance with generally accepted accounting principles as of such date.

                  (c) The Company has furnished to Zions Bancorp (i) its annual report on Form FR Y-6 as filed with the Board of Governors as of December 31, 1997, and (ii) its semiannual report on Form FR Y-9SP as filed with the Board of Governors as of December 31, 1997.

         6.15. Absence of Undisclosed Liabilities. At March 31, 1998, neither the Company nor the Bank had any obligation or liability of any nature (whether absolute, accrued, contingent, or otherwise, and whether due or to become due) which was material, or which when combined with all similar obligations or liabilities would have been material, to the Company, except (a) as disclosed in the Company Financial Statements, or (b) as set forth on Schedule 6.15 hereof, or (c) for unfunded loan commitments made by the Company or the Bank in the ordinary course of their business consistent with past practice. The amounts set up as current liabilities for taxes in the Company Financial Statements are sufficient for the payment of all taxes (including, without limitation, federal, state, local, and foreign excise, franchise, property, payroll, income, capital stock, and sales and use taxes and any interest, penalties, or additions to tax with respect thereto ("Tax" or "Taxes")) accrued in accordance with generally accepted accounting principles and unpaid at March 31, 1998. Since March 31, 1998, neither the Company nor the Bank has incurred or paid any obligation or liability that would be material (on a consolidated basis) to the Company, except (x) for obligations incurred or paid in connection with transactions by it in the ordinary course of its business consistent with past practices, or (y) as set forth on Schedule 6.15 hereof, or (z) as expressly contemplated herein.

         6.16. Absence of Certain Developments. Since March 31, 1998, except as set forth on Schedule 6.16 hereof, there has been (a) no material adverse change in the condition, financial or otherwise, or to the assets, properties, liabilities, or businesses of the Company and the Bank, (b) no material deterioration in the quality of the consolidated loan portfolio of the Company, and no material increase in the consolidated level of nonperforming assets or non-accrual loans at the Company or in the level of its consolidated provision for credit losses or its consolidated reserve for possible credit losses; (c) no declaration, setting aside, or payment by the Company or the Bank of any regular dividend, special dividend, or other distribution with respect to any class of capital stock of the Company or the Bank, other than customary cash dividends paid by the Company or the Bank whose amounts have not exceeded past practice and the intervals between which dividends have not been more frequent than past practice; (d) no repurchase by the Company of any of its capital stock; (e) no material loss, destruction, or damage to any material property of the Company, the Bank, or CBBC, which loss, destruction, or damage is not covered by insurance; and (f) no material acquisition or disposition of any asset, nor any material contract outside the ordinary course of business entered into by the Company, the Bank, or CBBC nor any substantial amendment or termination of any material contract outside the ordinary course of business to which the Company, the Bank, or CBBC is a party, nor any other transaction by the Company, the Bank, or CBBC involving an amount in excess of $25,000 other than for fair value in the ordinary course of its business. Since March 31, 1998, except as set forth on Schedule 6.16 hereof, (x) each of the Company and the Bank has conducted its business only in the ordinary course of such business and consistent with past practice; (y) the Company, on a consolidated basis, has maintained the quality of its loan portfolio and that of each of its major components at approximately the same level as existed at March 31, 1998; and (z) the Company, on a consolidated basis, has administered its investment portfolio pursuant to essentially the same policies and procedures as existed during 1996 and 1997, and has taken no action to lengthen the average maturity of the investment portfolio, or of any significant category thereof, to any material extent.

         6.17. Reserve for Possible Credit Losses. The Company's consolidated reserve for possible credit losses is adequate to absorb reasonably anticipated losses in the consolidated loan and lease portfolios of the Company, in view of the size and character of such portfolios, current economic conditions, and other pertinent factors. Management periodically reevaluates the adequacy of such reserve based on portfolio performance, current economic conditions, and other factors.

         6.18.  Tax Matters.

                  (a) Except as set forth on Schedule 6.18 hereof, all Tax returns and reports required to be filed by or on behalf of the Company, the Bank, or CBBC have been timely filed with the appropriate governmental agencies in all jurisdictions in which such returns and reports are required to be filed, or requests for extensions have been timely filed, granted, and have not expired for periods ending on or before March 31, 1998, and all returns filed are complete and accurate and properly reflect its Taxes for the periods covered thereby. All Taxes shown or required to be shown on filed returns have been paid. As of the date as of which this Agreement has been executed, there is no audit examination, deficiency, or refund litigation or tax claim or any notice of assessment or proposed assessment by the IRS or any other taxing authority, or any other matter in controversy with respect to any Taxes that might result in a determination adverse to the Company or the Bank, except as reserved against in the Company Financial State ments. All Taxes due with respect to completed and settled examinations or concluded litigation have been properly accrued or paid.

                  (b) Neither the Company nor the Bank has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

                  (c) To the extent any Taxes are due from, but have not yet been paid by, the Company or the Bank for the period or periods beginning April 1, 1998 or thereafter through and including the Effective Date, adequate provision on an estimated basis has been made for the payment of such taxes by establishment of appropriate tax liability accounts on the quarterly financial statements of the Company or the monthly financial statements of the Bank, as the case may be.

                  (d) Except as set forth on Schedule 6.18 hereof, deferred Taxes of the Company and the Bank have been provided for in accordance with generally accepted accounting principles as in effect on the date of this Agreement.

                  (e) The deductions of the Bank for bad debts taken and the reserve of the Bank for loan losses for federal income tax purposes at March 31, 1998, were not greater than the maximum amount permitted under the provisions of section 585 of the Code.

                  (f) Other than liens arising under the laws of the State of Colorado with respect to taxes assessed and not yet due and payable, there are no tax liens on any of the proper ties or assets of the Company, the Bank, or CBBC.

                  (g) The Company, the Bank, and CBBC (A) have timely filed all information returns or reports required to be filed with respect to Taxes, including but not limited to those required by sections 6041, 6041A, 6042, 6045, 6049, 6050H, and 6050J of the Code, (B) have properly and timely provided to all persons, other than taxing authorities, all information reports or other documents (for example, Form 1099s, Form W-2s, and so forth) required to be provided to such persons under applicable law, and (C) have exercised due diligence in obtaining certified taxpayer identification numbers as required under applicable law.

                  (h) The taxable year end of the Company for federal income tax purposes is, and since the inception of the Company has continuously been, December 31.

                  (i) The Company and the Bank have in all material respects satisfied all federal, state, local, and foreign withholding tax requirements including but not limited to income, social security, and employment tax withholding.

                  (j) None of the Company, the Bank, nor CBBC (A) is, or has been, a member of a group filing a consolidated, combined, or unitary tax return, other than a group the common parent of which is or was the Company, or
(B) has any liability for the Taxes of any person (other than the Company, the Bank, and CBBC) under Treas. Reg. Sec. 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

         6.19. Consolidated Net Worth. The consolidated net worth of the Company on the date of this Agreement, as determined in accordance with generally accepted accounting principles, is not less than $5,755,230.

         6.20. Examinations. To the extent consistent with law, the Company has heretofore disclosed to Zions Bancorp relevant information contained in the most recent safety-and- soundness, compliance, Community Reinvestment Act, and other Reports of Examination with respect to the Company issued by the Board of Governors and the most recent safety-and- soundness, compliance, Community Reinvestment Act, and other Reports of Examination with respect to the Bank issued by each of the Colorado Division of Banking and the Federal Reserve Bank of Kansas City. Such information so disclosed consists of all material information with respect to the financial, operational, and legal condition of the entity under examination which is included in such reports, and does not omit or will not omit any information necessary to make the information disclosed not misleading.

         6.21. Reports. Since January 1, 1995, each of the Company and the Bank has effected all registrations and filed all reports and statements, together with any amendments required to be made with respect thereto, which it was required to effect or file with (a) the Board of Governors, (b) the Federal Reserve Bank of Kansas City, (c) the OCC, (d) the FDIC, (e) the United States Department of the Treasury, (f) the Colorado Division of Banking, (g) the Banking Board, and (h) any other governmental or regulatory authority or agency having jurisdiction over its operations. Each of such registrations, reports, and documents, including the financial statements, exhibits, and schedules thereto, does not contain any statement which, at the time and in the light of the circumstances under which it was made, is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements contained therein not false or misleading.

         6.22. FIRA Compliance and Other Transactions with Affiliates. Except as set forth on Schedule 6.22 hereof, (a) none of the officers, directors, or beneficial holders of 5 percent or more of the common stock of the Company or the Bank and no person "controlled" (as that term is defined in the Financial Institutions Regulatory and Interest Rate Control Act of 1978) by the Company or the Bank (collectively, "Insiders") has any ongoing material transaction with the Company or the Bank on the date of this Agreement; (b) no Insider has any ownership interest in any business, corporate or otherwise, which is a party to, or in any property which is the subject of, business arrangements or relationships of any kind with the Company or the Bank not in the ordinary course of business; and (c) all other extensions of credit by the Company or the Bank to any Insider have heretofore been disclosed in writing by the Company to Zions Bancorp.

         6.23. SEC Registered Securities. No equity or debt securities of the Company or the Bank are registered or required to be registered under the Securities Act or the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         6.24. Legal Proceedings. Except as disclosed in the Company Financial Statements or as set forth on Schedule 6.24 hereof, there is no claim, action, suit, arbitration, investigation, or other proceeding pending before any court, governmental agency, authority or commission, arbitrator, or "impartial mediator" (of which the Company or the Bank has been served with process or otherwise been given notice) or, to the best of the knowledge of the Company and the Bank, threatened or contemplated against or affecting it or its property, assets, interests, or rights, or any basis therefor of which notice has been given, which, if adversely determined, would have a material adverse effect (financial or otherwise) on the business, operating results, or financial condition of the Company or which otherwise could prevent, hinder, or delay consummation of the transactions contemplated by this Agreement.

         6.25.  Absence  of  Governmental  Proceedings.  Except  as set forth on
Schedule 6.25 hereof, none of the Company, the Bank, nor CBBC is a party defendant or respondent to any pending legal, equitable, or other proceeding commenced by any governmental agency and, to the best of the knowledge of the Company and the Bank, no such proceeding is threatened.

         6.26.  Federal Deposit Insurance.

                  (a) The deposits held by the Bank are insured within statutory limits by the Bank Insurance Fund of the FDIC pursuant to the provisions of the Federal Deposit Insurance Act, as amended (12 U.S.C. ss. 1811 et seq.), and the Bank has paid all assessments and filed all related reports and statements required under the Federal Deposit Insurance Act.

                  (b) The Bank is a member of and pays insurance assessments to the Bank Insurance Fund of the FDIC ("BIF"), and its deposits are insured by the BIF. None of the deposits of the Bank are insured by the Savings Association Insurance Fund of the FDIC ("SAIF"), and the Bank pays no insurance assessments to the SAIF.

         6.27. Other Insurance. Each of the Company and the Bank carries insurance with reputable insurers, including blanket bond coverage, in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of its properties and those of its subsidiaries and the nature of its and their businesses. All such policies of insurance are in full force and effect, and no notice of cancellation has been received. All premiums to date have been paid in full. Neither the Company nor the Bank is in default with respect to any such policy which is material to it.

         6.28. Labor Matters. Neither the Company nor the Bank is a party to or bound by any collective bargaining contracts with respect to any employees of the Company or the Bank. Since their respective inceptions there has not been, nor to the best of the knowledge of the Company and the Bank was there or is there threatened, any strike, slowdown, picketing, or work stoppage by any union or other group of employees against the Company or the Bank or any of its premises, or any other labor trouble or other occurrence, event, or condition of a similar character. As of the date as of which this Agreement has been executed, neither the Company nor the Bank is aware of any attempts to organize a collective bargaining unit to represent any of its employee groups.

         6.29.  Employee Benefit Plans.

                  (a) Schedule 6.29 hereto contains a list or brief descriptions of all pension, retirement, stock purchase, stock bonus, stock ownership, stock option, performance share, stock appreciation right, phantom stock, savings, or profit-sharing plans, any employment, deferred compensation, consultant, bonus, or collective bargaining agreement, or group insurance contract or any other incentive, welfare, life insurance, death or survivor's benefit, health insurance, sickness, disability, medical, surgical, hospital, severance, layoff or vacation plans, contracts, and arrangements or employee benefit plans or agreements sponsored, maintained, or contributed to by the Company or the Bank for the employees or former employees of the Company or the Bank. The Company has previously made available and will continue to make available to Zions Bancorp for its continuing review until the Effective Date true, complete, and accurate copies of all plans and arrangements listed on Schedule 6.29, together with (i) the most recent actuarial and financial report prepared with respect to any such plans which constitute "qualified plans" under section 401(a) of the Code, and (ii) the most recent annual reports, if any, filed with any government agency and all IRS rulings and determination letters and any open requests for such rulings and letters that pertain to any such plan.

                  (b) Except for liabilities to the Pension Benefit Guaranty Corporation ("PBGC") pursuant to section 4007 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), all of which have been fully paid, and except for liabilities to the IRS under section 4971 of the Code, all of which have been fully paid, neither the Company nor the Bank has any liability with respect to any pension plan qualified under section 401 of the Code except for ordinary funding obligations pursuant to the terms of such plan. Neither the Company nor the Bank sponsors or maintains any defined benefit plan or has ever sponsored or maintained any defined benefit plan.

                  (c) All "employee benefit plans," as defined in section 3(3) of ERISA, that cover one or more employees employed by the Company or the Bank (each individually a "Plan" and collectively the "Plans"), comply in all material respects with ERISA and, where applicable for tax-qualified or tax-favored treatment, with the Code. As of March 31, 1998, neither the Company nor the Bank had any material liability under any Plan which is not reflected on the Company Financial Statements as of such date (other than such normally unrecorded liabilities under the Plans for sick leave, holiday, education, bonus, vacation, incentive compensation, and anniversary awards, provided that such liabilities are not in any event material). None of the Plans, the Company, the Bank, nor any trustee or administrator of the Plans has ever engaged in a "prohibited transaction" with respect to the Plans within the meaning of section 406 of ERISA or, where applicable, section 4975 of the Code for which no exemption is applicable, nor have there been any "reportable events" within section 4043 of ERISA for which the thirty-day notice therefor has not been waived. Neither the Company nor the Bank has incurred any liability under section 4201 of ERISA for a complete or partial withdrawal from a multi-employer plan.

                  (d) No action, claim, or demand of any kind has been brought or threatened by any potential claimant or representative of such a claimant under any plan, contract, or arrangement referred to in Subsection (a) of this section, where the Company or the Bank may be either (i) liable directly on such action, claim, or demand; or (ii) obligated to indemnify any person, group of persons, or entity with respect to such action, claim, or demand which is not fully covered by insurance maintained with reputable, responsible financial insurers or by a self-insured plan.

         6.30. Employee Relations. As of the date as of which this Agreement has been executed, each of the Company and the Bank is, to the best of its knowledge, in compliance in all material respects with all federal and state laws, regulations, and orders respecting employment and employment practices (including Title VII of the Civil Rights Act of 1964), terms and conditions of employment, and wages and hours; and neither the Company nor the Bank is engaged in any unfair labor practice. As of the date as of which this Agreement has been executed, except as set forth on Schedule 6.30 hereof, no dispute exists between the Company or the Bank and any of its employee groups regarding any employee organization, wages, hours, or conditions of employment which would materially interfere with the business or operations of the Company or the Bank.

         6.31. Fiduciary Activities. The Bank is duly qualified and registered and in good standing in accordance with the laws of each jurisdiction in which it is required to so qualify or register as a result of or in connection with its fiduciary or custodial activities as conducted as of the date as of which this Agreement has been executed. The Bank is duly registered under and in compliance with all requirements of the federal Investment Advisers Act of 1940 as amended, or is exempt from registration thereunder and from compliance with the requirements thereof. Since January 1, 1995, the Bank has conducted, and currently is conducting, all fiduciary and custodial activities in all material respects in accordance with all applicable law.

         6.32.  Environmental Liability.

                  (a) Except as set forth on Schedule  6.32 hereof,  neither the
Company nor the Bank is in material violation of any judgment, decree, order, law, license, rule or regulation pertaining to environmental matters, including those arising under the Resource Conservation and Recovery Act, the
Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), the Superfund Amendments and Reauthorization Act of 1986, the Federal Water Pollution Control Act, the Federal Clean Air Act, the Toxic Substances Control Act or any state or local statute, regulation, ordinance, order or decree relating to health, safety or the environment ("Environmental Laws").

                  (b) Except as set forth on Schedule 6.32 hereof, neither the Company, the Bank, nor, to the best of the knowledge of either of them, any borrower of the Company or of the Bank has received notice that it has been identified by the United States Environmental Protec tion Agency as a potentially responsible party under CERCLA with respect to a site listed on the National Priorities List, 40 C.F.R. Part 300 Appendix B, nor has the Company or the Bank or, to the best of the knowledge of either of them, any borrower of the Company or of the Bank received any notification that any hazardous waste, as defined by 42 U.S.C. ss. 6903(5), any hazardous substances, as defined by 42 U.S.C. ss. 9601(14), any "pollutant or contaminant," as defined by 42 U.S.C. ss. 9601(33), or any toxic substance, hazardous materials, oil, or other chemicals or substances regulated by any Environmental Laws ("Hazardous Substances") that it has disposed of has been found at any site at which a federal or state agency is conducting a remedial investigation or other action pursuant to any Environmental Law.

                  (c) Except as set forth on Schedule 6.32 hereof, no portion of any real property at any time owned or leased by the Company or the Bank (collectively, the "Company Real Estate") has been used by the Company or the Bank for the handling, processing, storage or disposal of Hazardous Substances in a manner which violates any Environmental Laws and, to the best of the knowledge of the Company and the Bank, no underground tank or other underground storage receptacle for Hazardous Substances is located on any of the Company Real Estate. In the course of its activities, neither the Company nor the Bank has generated or is generating any hazardous waste on any of the Company Real Estate in a manner which violates any Environmental Laws. There has been no past or present releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping (collectively, a "Release") of Hazardous Substances by the Company or the Bank on, upon, or into any of the Company Real Estate. In addition, to the best of the knowledge of the

Company and the Bank, except as set forth on Schedule 6.32 hereof, there have been no such Releases on, upon, or into any real property in the vicinity of any of the Company Real Estate that, through soil or groundwater contamination, may be located on any of such Company Real Estate.

                  (d) With respect to any real property at any time held as collateral for any outstanding loan by the Company or the Bank (collectively, the "Collateral Real Estate"), except as set forth on Schedule 6.32 hereof, neither the Company nor the Bank has since January 1, 1988 received notice from any borrower thereof or third party, and has no knowledge, that such borrower has generated or is generating any hazardous waste on any of the Collateral Real Estate in a manner which violates any Environmental Laws or that there has been any Release of Hazardous Substances by such borrower on, upon, or into any of the Collateral Real Estate, or that there has been any Release on, upon, or into any real property in the vicinity of any of the Collateral Real Estate that, through soil or groundwater contamination, may be located on any of such Collateral Real Estate.

                  (e) As used in this Section 6.32, each of the terms "Company" and "Bank" includes the applicable entity and any subsidiary, partnership, or joint venture in which it has an interest.

         6.33. Intangible Property. To the best of the knowledge of the Company and the Bank, each of the Company and the Bank owns or possesses the right, free of the claims of any third party, to use all material trademarks, service marks, trade names, copyrights, patents, and licenses currently used by it in the conduct of its business. To the best of the knowledge of the Company and the Bank, no material product or service offered and no material trademark, service mark, or similar right used by the Company or the Bank infringes any rights of any other person, and, as of the date as of which this Agreement has been executed, neither the Company nor the Bank has received any written or oral notice of any claim of such infringement.

         6.34. Real and Personal Property. Except for property and assets disposed of in the ordinary course of business, each of the Company, the Bank, and CBBC possesses good and marketable title to and owns, free and clear of any mortgage, pledge, lien, charge, or other encumbrance or other third party interest of any nature whatsoever which would materially interfere with the business or operations of either the Company or the Bank, its real and personal property and other assets, including without limitation those properties and assets reflected in the Company Financial Statements as of March 31, 1998, or acquired by the Company or the Bank subsequent to the date thereof. The leases pursuant to which the Company, the Bank, and CBBC lease real or personal property are valid and effective in accordance with their respective terms; and there is not, under any such lease, any material existing default or any event which, with the giving of notice or lapse of time or otherwise, would constitute a material default. The real and personal property leased by the Company, the Bank, and CBBC is free from any adverse claim which would materially interfere with its business or operation taken as a whole. The material properties and equipment owned or leased by the Company, the Bank, and CBBC are in normal operating condition, free from any known defects, except such minor defects as do not materially interfere with the continued use thereof in the conduct of its normal operations.

         6.35.  Loans, Leases, and Discounts.

                  (a) To the best of the knowledge of the Company and the Bank, each loan, lease, and discount reflected as an asset of the Company in the Company Financial Statements as of March 31, 1998, or acquired since that date, is the legal, valid, and binding obligation of the obligor named therein, enforceable in accordance with its terms; and no loan, lease, or discount having an unpaid balance (principal and accrued interest) in excess of $25,000 is subject to any asserted defense, offset, or counterclaim known to the Company or the Bank.

                  (b) Except as set forth on Schedule 6.35 hereof, neither the Company nor the Bank holds any loans or loan-participation interests purchased from, or participates in any loans originated by, any person other than the Company or the Bank.

         6.36. Material Contracts. None of the Company, the Bank, nor CBBC nor any of the assets, businesses, or operations of any of them is as of the date as of which this Agreement has been executed a party to, or is bound or affected by, or receives benefits under any material agreement, arrangement, or commitment not cancelable by it without penalty, other than (a) the agreements set forth on Schedule 6.36 hereof, and (b) agreements, arrangements, or commitments entered into in the ordinary course of its business consistent with past practice, or, if there has been no past practice, consistent with prudent banking practices.

         6.37. Employment and Severance Arrangements. Schedule 6.37 hereof sets forth

                  (a) all employment contracts granted by the Company or the Bank to any of its officers, directors, shareholders, consultants, or other management officials and any officer, director, shareholder, consultant, or management official of any affiliate providing for increased or accelerated compensation in the event of a change of control with respect to the Company or the Bank or any other event affecting the ownership, control, or management of the Company or the Bank; and

                  (b) all employment and severance contracts, agreements, and arrangements between the Company or the Bank and any officer, director, consultant, or other management official of any of them.

         6.38. Material Contract Defaults. All contracts, agreements, leases, mortgages, or commitments referred to in Section 6.12(c) hereof are valid and in full force and effect on the date as of which this Agreement has been executed. As of the date of this Agreement and as of the Effective Date, none of the Company, the Bank, nor CBBC is or will be in default in any material respect under any material contract, agreement, commitment, arrangement, lease, insurance policy, or other instrument to which it is a party or by which its assets, business, or operations may be bound or affected or under which it or its assets, business, or operations receive benefits; and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default.

         6.39. Capital Expenditures. Except as set forth on Schedule 6.39 hereof, none of the Company, the Bank, nor CBBC has any outstanding commitments in the nature of capital expenditures which in the aggregate exceed $25,000.

         6.40. Repurchase Agreements. With respect to all agreements pursuant to which the Company or the Bank has purchased securities subject to an agreement to resell, it has a valid, perfected first lien or security interest in the securities securing the agreement, and the value of the collateral securing each such agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

         6.41. Internal Controls. Each of the Company and the Bank maintains internal controls to provide reasonable assurance to its board of directors and officers that its assets are safe guarded, its records and reports are prepared in compliance with all applicable legal and accounting requirements and with its internal policies and practices, and applicable federal, state, and local laws and regulations are complied with. These controls extend to the preparation of its financial statements to provide reasonable assurance that the statements are presented fairly in conformity with generally accepted accounting principles or, in the case of the Bank and to the extent different from generally accepted accounting principles, accounting principles mandated by the Board of Governors. Appropriate actions are taken on significant deficiencies as they are identified.

         6.42. Dividends. Neither the Company nor the Bank has paid any dividend to its shareholders which caused its regulatory capital to be less than the amount then required by applicable law, or which exceeded any other limitation on the payment of dividends imposed by law, agreement, or regulatory policy.

         6.43. Brokers and Advisers. Except as set forth on Schedule 6.43 hereof, (a) there are no claims for brokerage commissions, finder's fees, or similar compensation arising out of or due to any act of the Company or the Bank in connection with the transactions contemplated by this Agreement or based upon any agreement or arrangement made by or on behalf of the Company or the Bank, and (b) neither the Company nor the Bank has entered into any agreement or under standing with any party relating to financial advisory services provided or to be provided with respect to the transactions contemplated by this Agreement.

         6.44.  Interest Rate Risk Management Instruments.

                  (a) Schedule 6.44 contains a true, correct, and complete list of all interest-rate swaps, caps, floors, and options agreements and other interest-rate risk management arrange ments to which the Company or the Bank is a party or by which any of its properties or assets may be bound.

                  (b) All interest rate swaps, caps, floors, and option agreements and other interest rate risk management arrangements to which the Company or the Bank is a party or by which any of its properties or assets may be bound were entered into in the ordinary course of its business and, to the best of its knowledge, in accordance with prudent banking practice and applicable rules, regulations, and regulatory policies and with counterparties believed to be financially responsible at the time and are legal, valid, and binding obligations enforceable in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization, or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect. The Company and the Bank have duly performed in all material respects of all of their respective obligations thereunder to the extent that such obligations to perform have accrued; and to the best of the knowledge of the Company and the Bank, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

         6.45. Disclosure. No representation or warranty hereunder and no certificate, statement, or other document delivered by the Company or the Bank hereunder or in connection with this Agreement or any of the transactions contemplated thereunder contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein, in light of the circumstances under which they were made, not misleading. There is no fact known to the Company which reasonably might materially adversely affect the business, assets, liabilities, financial condition, results of operations, or prospects of the Company or the Bank which has not been disclosed in the Company Financial Statements or a certificate delivered to Zions Bancorp by the Company. Copies of all documents referred to in this Agree ment, unless prepared solely by Zions Bancorp, Val Cor, or Vectra or solely by Zions Bancorp, Val Cor, or Vectra and third parties hereto, are true, correct, and complete copies thereof and include all amendments, supplements, and modifications thereto and all waivers thereunder.

         6.46.  Regulatory and Other Approvals.

                  (a) As of the date as of which this Agreement has been executed, except as set forth on Schedule 6.46 hereof, neither the Company nor the Bank is aware of any reason why all material consents and approvals shall not be procured from all regulatory agencies having jurisdiction over the transactions contemplated by this Agreement, as shall be necessary for (i) consummation of the transactions contemplated by this Agreement, and (ii) the continuation after the Effective Date of the business of the Company and the Bank as such business is carried on immediately prior to the Effective Date, free of any conditions or requirements which, in the reasonable opinion of the Company, could have a material adverse effect upon the business, operations, activities, earnings, or prospects of the Company.

                  (b) As of the date as of which this Agreement has been executed, neither the Company nor the Bank is aware of any reason why all material consents and approvals shall not be procured from all other persons and entities whose consent or approval shall be necessary for (i) consummation of the transactions contemplated by this Agreement, or (ii) the continuation after the Effective Date of the business of the Company and the Bank as such business is carried on immediately prior to the Effective Date.

                  (c) As of the date as of which this Agreement has been executed, except as set forth on Schedule 6.46 hereof, neither the Company nor the Bank is aware of any reason why (i) the certificate set forth as Exhibit IX attached hereto cannot be delivered at the Effective Date, or (ii) the Mergers shall not be treated for accounting purposes as a "pooling of interests" in conformity with the requirements of Opinion No. 16 (Business Combinations) of the Accounting Principles Board and the related interpretations of the American Institute of Certified Public Accountants (APB No. 16), as amended by Statements of the Financial Accounting Standards Board.

7. COVENANTS OF THE COMPANY AND THE BANK.

         The Company (on behalf of itself and the Bank) and the Bank (on behalf of itself) each hereby covenant and agree as follows:

         7.1. Rights of Access. In addition and not in limitation of any other rights of access provided to Zions Bancorp, Val Cor, and Vectra herein, until the Effective Date the Company and the Bank will give to Zions Bancorp, Val Cor, and Vectra and to their representatives, including their certified public accountants, KPMG, full access during normal business hours to all of the property, documents, contracts, books, and records of the Company, the Bank, and CBBC, and such information with respect to their business affairs and properties as Zions Bancorp, Val Cor, or Vectra from time to time may reasonably request.

         7.2.  Corporate Records, Contracts, etc.

                  (a) The Company and the Bank will make available to Zions Bancorp, Val Cor, and Vectra copies of their and CBBC's respective articles of incorporation and bylaws, and will make available their and CBBC's respective minute books, all of which shall be certified to be complete and true copies.

                  (b) The Company and the Bank will make available a copy of each contract or agreement to which the Company, the Bank, or CBBC is a party and which requires one or more payments by the Company, the Bank, or CBBC in excess of $25,000 in the aggregate to which the Company, the Bank, or CBBC is a party, including but not limited to data processing contracts, service contracts, contracts to purchase or lease real property or equipment, guaranties, employment contracts, and insurance contracts pertaining to fire, accident, indemnity, fidelity, health, life, hospitalization, or other employee benefits.

                  (c) The Company and the Bank will furnish to Zions Bancorp, Val Cor, and Vectra the following information with respect to properties owned by the Company, the Bank, and CBBC: (i) a brief description and location of each parcel of real property owned by the Company, the Bank, or CBBC, (ii) a brief description of real property covered by lease or other rental arrangements to which the Company, the Bank, or CBBC is a party, including a copy of the relevant leases; and (iii) a brief description of personal property with a value in excess of $25,000 covered by lease or other rental arrangements to which the Company, the Bank, or CBBC is a party, including a copy of the relevant leases.

                  (d) The Company and the Bank will furnish to KPMG the officers' certificate contemplated by Section 4.11(a) hereof, and such other information as KPMG may reasonably request, to enable it to provide the letter contemplated in Section 4.11(b) hereof.

         7.3. Monthly and Quarterly Financial Statements; Minutes of Meetings and Other Materials.

                  (a) The Company and the Bank will continue to prepare all of the monthly and quarterly financial statements and financial reports to regulatory authorities for the months and quarterly periods ending between April 1, 1998 and the Effective Date which it customarily prepared during the period between January 1, 1995 and March 31, 1998 and shall promptly provide Zions Bancorp with copies of all such financial statements and reports. Such financial statements and reports shall be verified by the chief financial officer of the reporting entity. All of such financial statements and reports, including the related notes, schedules, and memorandum items, will have been prepared in accordance with generally accepted accounting principles applied in all material respects (except that Consolidated Reports of Condition and Consolidated Reports of Income required to be filed by the Bank under federal law may be prepared in accordance with the official instructions applicable thereto at the time of filing).

                  (b) The Company and the Bank shall promptly provide Zions Bancorp with (i) copies of all of its periodic reports to directors and to shareholders, whether or not such reports were prepared or distributed in connection with a meeting of the board of directors or a meeting of the shareholders, prepared or distributed between the date of this Agreement and the Effective Date, and (ii) complete copies of all minutes of meetings of its board of directors and shareholders which meetings take place between the date of this Agreement and the Effective Date, certified by the secretary or cashier or an assistant secretary or assistant cashier of the Company or the Bank, as the case may be.

         7.4. Extraordinary Transactions. Without the prior written consent of Zions Bancorp, neither the Company nor the Bank will, on or after the date of this Agreement: (a) declare or pay any cash dividends or property dividends with respect to any class of its capital stock, with the exception of customary periodic cash dividends paid by the Company or the Bank to holders of its common stock in such periodic amounts as are in every case consistent with the periodic amounts characteristic of that payer; (b) declare or distribute any stock dividend, authorize a stock split, or authorize, issue or make any distribution of its capital stock or any other securities (except to effectuate the Class B Exchange and except for issuances of Company Equity upon exercise of stock options outstanding on the date of this Agreement), or grant any options to acquire such additional securities; (c) merge into, consolidate with, or sell its assets to any other corporation or person, or enter into any other transaction or agree to effect any other transaction not in the ordinary course of its business except as deemed necessary or advisable by management of the Bank to cause to open for business any unopened branch office of the Bank for which the Bank as of the date of this Agreement has all necessary governmental approvals, or as explicitly contemplated herein, or engage in any discussions concerning such a possible transaction except as deemed necessary or advisable by management of the Bank to cause to open for business any unopened branch office of the Bank for which the Bank as of the date of this Agreement has all necessary governmental approvals, and except as explicitly contemplated herein; (d) convert the charter or form of entity of the Bank from that in existence on the date of this Agreement to any other charter or form of entity; (e) make any direct or indirect redemption, purchase, or other acquisition of any of its capital stock; (f) except in the ordinary course of its business or to accomplish the transactions contemplated by this Agreement, incur any liability or obligation, make any commitment or disbursement, acquire or dispose of any property or asset, make any contract or agreement, pay or become obligated to pay any legal, accounting, or miscellaneous other expense, or engage in any transaction, except as deemed necessary or advisable by management of the Bank to cause to open for business any unopened branch office of the Bank for which the Bank as of the date of this Agreement has all necessary governmental approvals; (g) other than in the ordinary course of business, subject any of its properties or assets to any lien, claim, charge, option, or encumbrance; (h) except for increases in the ordinary course of business in accordance with past practices, which together with all other compensation rate increases do not exceed 4.5 percent per annum of the aggregate payroll as of January 1, 1998, increase the rate of compensation of any employee or enter into any agreement to increase the rate of compensation of any employee (it being agreed that neither (i) the salaries of new personnel hired to staff any approved but unopened branch, which salaries are not dispropor tionate to salaries of comparable employees in the market area of such branch, nor (ii) any one-time payment of additional salary to Thomas M. Jones in an amount not in excess of the equivalent of twenty working days of salary in exchange for his surrender of an equivalent number of accrued but unused days of vacation, will be taken into account in determining whether the aforesaid 4.5-percent limit is exceeded); (i) create or modify any pension or profit sharing plan, bonus, deferred compensation, death benefit, or retirement plan, or the level of benefits under any such plan, nor increase or decrease any severance or termination pay benefit or any other fringe benefit; (j) enter into any employment or personal services contract with any person or firm, including without limitation any contract, agreement, or arrangement described in Section 6.37(a) hereof, except as deemed necessary or advisable by management of the Bank to cause to open for business any unopened branch office of the Bank for which the Bank as of the date of this Agreement has all necessary governmental approvals, and except directly to facilitate the transactions contemplated by this Agreement; (k) purchase any loans or loan- participation interests from, or participate in any loans originated by, any person other than the Company or the Bank; nor (l) take any action, or allow any action to be taken, that would render the delivery on the Effective Date of the officers' certificate described in Section 4.11(a) of this Agreement impossible.

         7.5.  Preservation  of Business.  Each of the Company and the Bank will
(a) carry on its business and manage its assets and properties diligently and substantially in the same manner as heretofore; (b) maintain the ratio of its loans to its deposits at approximately the same level as existed at March 31, 1998, as adjusted to allow for seasonal fluctuations of loans and deposits of a kind and amount experienced traditionally by it; (c) manage its investment portfolio in substantially the same manner and pursuant to substantially the same investment policies as in 1996 and 1997, and will take no action to change the percentage which its investment portfolio bears to its total assets, or to lengthen the average maturity of its investment portfolio, or of any significant category thereof, to any material extent; (d) continue in effect its present insurance coverage on all properties, assets, business, and personnel; (e) use its best efforts to preserve its business organization intact; except as otherwise consented to by Zions Bancorp, to keep available its present employees; and to preserve its present relationships with customers and others having business dealings with it; (f) not do anything and not fail to do anything which will cause a breach of or default in any contract, agreement, commitment, or obligation to which it is a party or by which it may be bound; (g) employ its best efforts to do or to cause to be done all things necessary, proper, or advisable to cause and permit, at the Effective Date, none of its representations and warranties to be inaccurate by reason of its acts or omissions, none of its covenants and agreements to be breached by reason of its acts or omissions, and no condition in this Agreement to remain unfulfilled by reason of its actions or omissions; (h) not amend its articles of incorporation or bylaws; and (i) not grant, nor expand beyond those rights granted by applicable statute, any shareholders' rights to dissent from any merger.

         7.6. Comfort Letter. At the time of the effectiveness of the Registration Statement, but prior to the mailing of the proxy materials, and at the Effective Date, the Company shall furnish Zions Bancorp with a letter from its chief financial officer, in form and substance acceptable to Zions Bancorp, stating that he or she has no reason to believe that (i) the Company's latest available unaudited consolidated financial statements are not stated on a basis consistent with that followed in the Company's consolidated financial statements as of December 31, 1997 and for the year then ended; or (ii) except as disclosed in the letter, at a specified date not more than five business days prior to the date of such letter, there was any change in the Company's capital stock or any change in consolidated long-term debt or any decrease in the consolidated net assets of the Company as compared with the respective amounts shown in the Company consolidated financial statements as of December 31, 1997 and for the year then ended. The letter shall also cover such other matters pertaining to the Company's and the Bank's financial data and statistical information included in the Registration Statement as may reasonably be requested by Zions Bancorp.

         7.7. Affiliates' Agreements. The Company will furnish to Zions Bancorp a list of all persons known to the Company who at the date of the Company's special meeting of share holders to vote upon the transactions contemplated by this Agreement may be deemed to be "affiliates" of the Company within the meaning of Rule 145 under the 1933 Act and for purposes of qualifying the Holding Company Merger for "pooling of interests" accounting treatment. The Company will use its best efforts to cause each such "affiliate" of the Company to deliver to Zions Bancorp not later than thirty days prior to the Effective Date a written agreement providing that such person will not sell, pledge, transfer, or otherwise dispose of (a) the shares of Company Equity beneficially owned by such person, or the shares of Zions Bancorp Stock to be received by such person in the Holding Company Merger (the "Company Merger Shares") or any other shares of Zions Bancorp Stock held by such person during the period commencing thirty days prior to the Effective Date and ending at such time as financial results covering at least thirty days of post-Holding Company Merger combined operations have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies or (b) the Company Merger Shares except in compliance with the applicable provisions of the 1933 Act and the rules and regulations thereunder.

         7.8. Inconsistent Activities. Unless and until the Holding Company Merger has been consummated or this Agreement has been terminated in accordance with its terms, neither the Company nor the Bank will (a) solicit or encourage, directly or indirectly, any inquiries or proposals to acquire more than 1 percent of the Company Equity or any capital stock of the Bank or any significant portion the assets of either of them (whether by tender offer, merger, purchase of assets, or other transactions of any type); (b) afford any third party which may be considering any such transaction access to its properties, books or records except as required by mandatory provisions of law;
(c) enter into any discussions or negotiations for, or enter into any agreement or understanding which provides for, any such transaction, or (d) authorize or permit any of its directors, officers, employees or agents to do or permit any of the foregoing. If the Company or the Bank becomes aware of any offer or proposed offer to acquire any shares of its capital stock or any significant portion of its assets (regardless of the form of the proposed transaction) or of any other matter which could adversely affect this Agreement, the Holding Company Merger, or the Bank Merger, the Company and the Bank shall immediately give notice thereof to Zions Bancorp.

8.       REPRESENTATIONS AND WARRANTIES OF ZIONS BANCORP, VAL COR, AND VECTRA.

         Zions Bancorp (with respect to itself, Val Cor, and Vectra), Val Cor (with respect to itself and Vectra), and Vectra (solely with respect to itself) each represent and warrant to the Company and the Bank as follows:

         8.1. Organization, Powers, and Qualification. Each of Zions Bancorp, Val Cor, and Vectra is a corporation which is duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own and operate its properties and assets, to lease properties used in its business, and to carry on its business as now conducted. Each of Zions Bancorp, Val Cor, and Vectra owns or possesses in the operation of its business all franchises, licenses, permits, branch certificates, consents, approvals, waivers, and other authorizations, governmental or otherwise, which are necessary for it to conduct its business as now conducted, except for those where the failure of such ownership or possession would not adversely affect its operation and properties in any material respect. Each of Zions Bancorp, Val Cor, and Vectra is duly qualified and licensed to do business and is in good standing in every jurisdiction in which such qualification or license is required or with respect to which the failure to be so qualified or licensed could result in material liability or adversely affect its operation and properties in any material respect.

         8.2. Execution and Performance of Agreement. Each of Zions Bancorp, Val Cor, and Vectra has all requisite corporate power and authority to execute and deliver this Agreement and to perform its respective terms.

         8.3. Binding Obligations; Due Authorization. This Agreement constitutes the valid, legal, and binding obligations of each of Zions Bancorp, Val Cor, and Vectra enforceable against it in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, moratorium or similar law, or by general principles of equity. The execution, delivery, and performance of this Agreement and the transactions contemplated thereby have been duly and validly authorized by the board of directors of each of Zions Bancorp, Val Cor, and Vectra. No other corporate proceedings on the part of any of them are necessary to authorize this Agreement or the carrying out of the transactions contemplated hereby.

         8.4. Absence of Default. None of the execution or the delivery of this Agreement, the consummation of the transactions contemplated hereby, or the compliance with or fulfillment of the terms hereof will conflict with, or result in a breach of any of the terms, conditions, or provisions of, or constitute a default under the organizational documents or bylaws of Zions Bancorp, Val Cor, or Vectra. None of such execution, consummation, or fulfillment will (a) conflict with, or result in a material breach of the terms, conditions, or provisions of, or constitute a material violation, conflict, or default under, or give rise to any right of termination, cancellation, or acceleration with respect to, or result in the creation of any lien, charge, or encumbrance upon, any of the property or assets of Zions Bancorp, Val Cor, or Vectra pursuant to any material agreement or instrument under which it is obligated or by which any of its properties or assets may be bound, including without limitation any material lease, contract, mortgage, promissory note, deed of trust, loan, credit arrangement or other commitment or arrangement of it in respect of which it is an obligor, or (b) if the Holding Company Merger is approved by the Board of Governors under the BHC, or if the Board of Governors waives its jurisdiction over the Holding Company Merger, and if the transactions contemplated by this

Agreement are approved by the OCC, the Commissioner, and the Banking Board, violate any law, statute, rule, or regulation of any government or agency to which Zions Bancorp, Val Cor, or Vectra is subject and which is material to its operations, or (c) violate any judgment, order, writ, injunction, decree, or ruling to which it or any of its properties or assets is subject or bound. None of the execution or delivery of this Agreement, the consummation of the transactions contemplated thereby, or the compliance with or fulfillment of the terms thereof will require any authorization, consent, approval, or exemption by any person which has not been obtained, or any notice or filing which has not been given or done, other than approval of or waiver of jurisdiction over the transactions contemplated by this Agreement by the Board of Governors, the OCC, the Commissioner, and the Banking Board.

         8.5.  Brokers and Advisers.

                  (a) There are no claims for brokerage commissions, finder's fees, or similar compensation arising out of or due to any act of Zions Bancorp, Val Cor, or Vectra in connection with the transactions contemplated by this Agreement or based upon any agreement or arrange ment made by or on behalf of any of them.

                  (b) None of Zions Bancorp, Val Cor, nor Vectra has entered into any agree ment or understanding with any party relating to financial advisory services provided or to be provided with respect to the transactions contemplated by this Agreement.

         8.6. Books and Records. The books and records of each of Zions Bancorp, Val Cor, and Vectra fairly reflect the transactions to which it is a party or by which its properties are subject or bound. Such books and records have been properly kept and maintained and are in compli ance in all material respects with all applicable legal and accounting requirements. Each of Zions Bancorp, Val Cor, and Vectra follows generally accepted accounting principles applied on a consistent basis in the preparation and maintenance of its books of account and financial statements, including but not limited to the application of the accrual method of accounting for interest income on loans, leases, discounts, and investments, interest expense on deposits and all other liabilities, and all other items of income and expense. Each of Zions Bancorp, Val Cor, and Vectra has made all accruals in amounts which accurately report income and expense in the proper periods in accordance with generally accepted accounting principles. Each of Zions Bancorp, Val Cor, and Vectra has filed all material reports and returns required by any law or regulation to be filed by it.

         8.7. Financial Statements. Zions Bancorp has furnished to the Company its consolidated statement of condition as of each of December 31, 1995, December 31, 1996, December 31, 1997, and March 31, 1998, and its related consolidated statement of income, consolidated statement of changes in financial position, and consolidated statement of changes in stockholders' equity for each of the periods then ended, and the notes thereto, each as filed with the SEC (collectively, the "Zions Bancorp Financial Statements"). Each of the consolidated balance sheets included in the Zions Bancorp Financial Statements complied as to form in all material respects with applicable accounting requirements (including accounting requirements of financial institution regulatory authorities) and the published rules and regulations of the SEC with respect thereto, fairly presented the consolidated financial position of Zions Bancorp and its subsidiaries as of its date, and each of the consolidated statements of income, of stockholders' equity, and of cash flows included in the Zions Bancorp Financial Statements fairly presented the results of operations, stockholders' equity, and cash flows of Zions Bancorp and its subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case in accordance with generally accepted accounting principles, consistently applied, and the accounting requirements of financial institution regulatory authorities, during the periods involved, except as may be noted therein.

         8.8. Absence of Certain Developments. Since March 31, 1998, there has been (a) no material adverse change in the condition, financial or otherwise, assets, properties, liabilities, or businesses of Zions Bancorp, and (b) no material deterioration in the quality of the loan portfolio of Zions Bancorp or of any major component thereof, and no material increase in the level of nonperforming assets or nonaccrual loans at Zions Bancorp or in the level of its provision for credit losses or its reserve for possible credit losses.

         8.9. Zions Bancorp Stock. The shares of the Zions Bancorp Stock to be issued by Zions Bancorp pursuant to the Holding Company Merger, when issued pursuant to and in accordance with this Agreement, will be validly authorized and issued, fully paid, and non-assessable.

         8.10. Disclosure. No representation or warranty hereunder and no certificate, statement, or other document delivered by Zions Bancorp, Val Cor, or Vectra hereunder or in connection with this Agreement or any of the transactions contemplated thereunder contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein, in light of the circumstances under which they were made, not misleading. There is no fact known to Zions Bancorp, Val Cor, or Vectra which might materi ally adversely affect its business, assets, liabilities, financial condition, results of operations, or prospects which has not been disclosed in the Zions Bancorp Financial Statements or a certifi cate delivered by Zions Bancorp to the Company. Copies of all documents referred to in this Agreement, unless prepared solely by the Company and the Bank or solely by the Company and the Bank and third parties hereto, are true, correct, and complete copies thereof and include all amendments, supplements, and modifications thereto and all waivers thereunder.

9.       CLOSING.

         9.1. Place and Time of Closing. Closing shall take place at the offices of Vectra, 1650 S. Colorado Boulevard, Denver, Colorado, or such other place as the parties choose, commencing at 10:00 a.m., local time, on the Effective Date, provided that all conditions precedent to the obligations of the parties hereto to close have then been met or waived.

         9.2. Events To Take Place at Closing. At the Closing, the following actions will be taken:

                  (a) Such certificates and other documents as are required by this Agreement to be executed and delivered on or prior to the Effective Date and have not been so executed and delivered, and such other certificates and documents as are mutually deemed by the parties to be otherwise desirable for the effectuation of the Closing, will be so executed and delivered; and then

                  (b) the Holding Company Merger and the issuance of shares incident thereto shall be effected; provided, however, that the administrative and ministerial aspects of the issuance of shares incident to the Holding Company Merger will be settled as soon thereafter as shall be reasonable under the circumstances; and then

                  (c) the Bank Merger shall be effected.

10.      TERMINATION, DAMAGES FOR BREACH, WAIVER, AND AMENDMENT.

         10.1. Termination by Reason of Lapse of Time. This Agreement may be terminated by any party on or after April 10, 1999, by instrument duly authorized and executed and delivered to the other parties, unless the Effective Date shall have occurred on or before such date.

         10.2. Grounds for Termination. This Agreement may be terminated by written notice of termination at any time before the Effective Date (whether before or after action by shareholders of the Company):

                  (a) by mutual consent of the parties hereto;

                  (b) by Zions Bancorp, upon written notice to the Company given at any time (i) if any of the representations and warranties of the Company or the Bank contained in Section 6 hereof was materially incorrect when made, or
(ii) in the event of a material breach or material failure by the Company or the Bank of any covenant or agreement of the Company or the Bank contained in this Agreement which has not been, or cannot be, cured within thirty days after written notice of such breach or failure is given to the Company or the Bank, as the case may be;

                  (c) by the Company, upon written notice to Zions Bancorp given at any time (i) if any of the representations and warranties of Zions Bancorp, Val Cor, or Vectra contained in Section 8 hereof was materially incorrect when made, or (ii) in the event of a material breach or material failure by Zions Bancorp, Val Cor, or Vectra of any covenant or agreement of Zions Bancorp, Val Cor, or Vectra contained in this Agreement which has not been, or cannot be, cured within thirty days after written notice of such breach or failure is given to Zions Bancorp, Val Cor, or Vectra, as the case may be; or

                  (d) by either Zions Bancorp or the Company upon written notice given to the other if the board of directors of either Zions Bancorp or the Company shall have determined in its sole judgment made in good faith, after due consideration and consultation with counsel, that the Holding Company Merger has become inadvisable or impracticable by reason of the institution of litigation by the federal government or the government of the State of Colorado or the State of Utah to restrain or invalidate the transactions contemplated by this Agreement.

         10.3. Effect of Termination. In the event of the termination and abandonment hereof pursuant to the provisions of Section 10.1 or Section 10.2, this Agreement shall become void and have no force or effect, without any liability on the part of Zions Bancorp, Val Cor, Vectra, the Company, the Bank, or their respective directors or officers or shareholders, in respect of this Agreement. Notwithstanding the foregoing, (a) as provided in Section 11.4 of this Agreement, the confidentiality agreement contained in that section shall survive such termination, and (b) if such termination is pursuant to section 10.2(b) or 10.2(c) of this Agreement, the party whose representations and warranties were materially incorrect or who materially breached or failed to perform its covenant or agreement shall be liable in the amount of $350,000 in the aggregate to the other party or parties hereto that are not affiliated with it; it being agreed that the failure of any condition set forth in section 3, section 4, or section 5 of this Agreement to be satisfied or waived shall not, in and of itself, give rise to any liability under clause (b) of this section 10.3.

         10.4. Waiver of Terms or Conditions. Any of the terms or conditions of this Agreement may be waived at any time prior to the Effective Date by the party which is, or whose shareholders are, entitled to the benefit thereof, by action taken by the board of directors of such party, or by its chairman, or by its president; provided that such waiver shall be in writing and shall be taken only if, in the judgment of the board of directors or officer taking such action, such waiver will not have a materially adverse effect on the benefits intended hereunder to it or to the shareholders of its or his corporation; and the other parties hereto may rely on the delivery of such a waiver as conclusive evidence of such judgment and the validity of the waiver.

         10.5.  Amendment.

                  (a) Anything herein or elsewhere to the contrary notwithstanding, to the extent permitted by law, this Agreement and the exhibits hereto may be amended, supplemented, or interpreted at any time prior to the Effective Date by written instrument duly authorized and executed by each of the parties hereto; provided, however, that this Agreement may not be amended after the action by shareholders of the Company in any respect that would prejudice the economic interests of such Company shareholders, or any of them, except as specifically provided herein or by like action of such shareholders.

                  (b) If Zions Bancorp and the Company should mutually determine (following receipt of advice of legal or other counsel) that it has become inadvisable or inexpedient to effectuate the transactions contemplated by this Agreement through means of a sequence of mergers such as is contemplated herein, then the parties hereto agree to effect such change in the form of transaction as described especially in Sections 1.1 and 9.2 of this Agreement by written instrument in amendment of this Agreement.

11.      GENERAL PROVISIONS.

         11.1. Allocation of Costs and Expenses. Except as provided in this Section, each party hereto shall pay its own fees and expenses, including without limitation the fees and expenses of its own counsel and its own accountants and tax advisers, incurred in connection with this Agreement and the transactions contemplated thereby. For purposes of this Section, (i) the cost of copying, binding, and delivering the proxy statement and other material to be transmitted to shareholders of the Company shall be deemed to be incurred on behalf of the Company, (ii) the cost of registering under federal and state securities laws the stock of Zions Bancorp to be received by the shareholders of the Company shall be deemed to be incurred on behalf of Zions Bancorp, and (iii) the cost of procuring the tax opinion referred to in section 3.5 of this Agreement shall be deemed to be incurred on behalf of the Company.

         11.2. Mutual Cooperation. Subject to the terms and conditions herein provided, each party shall use its best efforts, and shall cooperate fully with the other party, in expeditiously carrying out the provisions of this Agreement and in expeditiously making all filings and obtaining all necessary governmental approvals, and as soon as practicable shall execute and deliver, or cause to be executed and delivered, such governmental notifications and additional documents and instruments and do or cause to be done all additional things necessary, proper, or advisable under applicable law to consummate and make effective on the earliest practicable date the transactions contemplated hereby.

         11.3. Form of Public Disclosures. Zions Bancorp and the Company shall mutually agree in advance upon the form and substance of all public disclosures concerning this Agreement and the transactions contemplated hereby.

         11.4. Confidentiality. Zions Bancorp, Val Cor, Vectra, the Company, the Bank, and their respective subsidiaries shall use all information that each obtains from the other pursuant to this Agreement solely for the effectuation of the transactions contemplated by this Agreement or for other purposes consistent with the intent of this Agreement. Neither Zions Bancorp, Val Cor, Vectra, the Company, the Bank, nor their respective subsidiaries shall use any of such informa tion for any other purpose, including, without limitation, the competitive detriment of any other party. Zions Bancorp, Val Cor, and Vectra, on the one hand, and the Company and the Bank, on the other hand, shall maintain as strictly confidential all information each of them learns from the other and shall, at any time, upon the request of the other, return promptly to it all documentation provided by it or made available to third parties. Each of the parties may disclose such informa tion to its respective affiliates, counsel, accountants, tax advisers, and consultants. The confi dentiality agreement contained in this Section 11.4 shall remain operative and in full force and effect, and shall survive the termination of this Agreement.

         11.5.  Claims of Brokers.

                  (a) Except in connection with the matter set forth in Schedule
1.2 attached hereto, each of the Company and the Bank shall indemnify, defend, and hold Zions Bancorp, Val Cor, and Vectra harmless for, from, and against any claim, suit, liability, fees, or expenses (including, without limitation, attorneys' fees and costs of court) arising out of any claim for brokerage commissions, finder's fees, or similar compensation arising out of or due to any of its or his acts in connection with the transactions contemplated by this Agreement or based upon any agreement or arrangement made by it or him or on its or his behalf with respect to Zions Bancorp, Val Cor, or Vectra.

                  (b) Each of Zions Bancorp, Val Cor, and Vectra shall indemnify, defend, and hold the Company and the Bank harmless for, from, and against any claim, suit, liability, fees, or expenses (including, without limitation, attorneys' fees and costs of court) arising out of any claim for brokerage commissions, finder's fees, or similar compensation arising out of or due to any of its acts in connection with any of the transactions contemplated by this Agreement or based upon any agreement or arrangement made by it or on its behalf with respect to the Company or the Bank.

         11.6.  Information for Applications and Registration Statement.

                  (a) Each party represents and warrants that all information concerning it which is included in any statement and application (including the Registration Statement) made to any governmental agency in connection with the transactions contemplated by this Agreement shall not, with respect to such party, omit any material fact required to be stated therein or necessary to make the statements made, in light of the circumstances under which they were made, not misleading. The party so representing and warranting will indemnify, defend, and hold harmless the other, each of its directors and officers, each underwriter and each person, if any, who controls the other within the meaning of the Securities Act, for, from and against any and all losses, claims, suits, damages, expenses, or liabilities to which any of them may become subject under applicable laws (including, but not limited to, the Securities Act and the Exchange Act) and rules and regulations thereunder and will reimburse them for any legal or other expenses reasonably incurred by them in connection with investigating or defending any actions whether or not resulting in liability, insofar as such losses, claims, damages, expenses, liabilities, or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any such application or statement or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary in order to make the statements therein not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity with information furnished in writing by the representing and warranting party expressly for use therein. Each party agrees at any time upon the request of the other to furnish to the other a written letter or statement confirming the accuracy of the information contained in any proxy statement, registration statement, report, or other application or statement, and confirming that the information contained in such document was furnished expressly for use therein or, if such is not the case, indicating the inaccuracies contained in such document or draft or indicating the information not furnished  expressly for use therein.  The indemnity agreement contained in this
Section 11.6(a) shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of any of the other parties, and shall survive the termination of this Agreement or the consummation of the transactions contemplated thereby.

                  (b) In order to provide for just and equitable contribution in circumstances in which the indemnity agreement contained in Section 11.6(a) of this Agreement is for any reason held by a court of competent jurisdiction to be unenforceable as to any or every party, then the parties in such circumstances shall contribute to the aggregate losses, claims, damages and liabilities (including any investigation, legal and other expenses incurred in connection with, and any amounts paid in settlement of, any action, suit or proceeding or any claims asserted) to which any party may be subject in such proportion as the court of law determines based on the relative fault of the parties.

         11.7.  Standard of Materiality.

                  (a) For purposes of Sections 4, 6, and 7 of this Agreement, the terms "material" and "materially," when used with reference to items normally expressed in dollars, shall be deemed to refer to amounts individually and in the aggregate in excess of 3 percent of the shareholders' equity of the Company as of March 31, 1998, as determined in accordance with generally accepted accounting principles.

                  (b) For purposes of Sections 5 and 8 of this Agreement, the terms "material" and "materially," when used with reference to items normally expressed in dollars, shall be deemed to refer to amounts individually and in the aggregate in excess of 3 percent of the shareholders' equity of Zions Bancorp as of March 31, 1998, as determined in accordance with generally accepted accounting principles.

                  (c) For other purposes and, notwithstanding subsections (a) and (b) of this section 11.7, when used anywhere in this Agreement with explicit reference to any of the federal securities laws or to the Registration Statement, the terms "material" and "materially" shall be construed and understood in accordance with standards of materiality as judicially determined under the federal securities laws.

         11.8.  Covenants of Zions Bancorp, Val Cor, and Vectra.

                  (a) From the date as of which this Agreement has been executed to the Effective Date, Zions Bancorp shall, contemporaneously with the filing with the SEC of any periodic or current report pursuant to section 13 of the Exchange Act, deliver a copy of such report to the Company.

                  (b) From the date as of which this Agreement has been executed to the Effective Date, each of Zions Bancorp, Val Cor, and Vectra shall employ its best efforts to do or to cause to be done all things necessary, proper, or advisable to cause and permit, at the Effective Date, none of its representations and warranties to be inaccurate by reason of its acts or omissions, none of its covenants and agreements to be breached by reason of its acts or omissions, and no condition in this Agreement to remain unfulfilled by reason of its actions or omissions.

                  (c) Following the Effective Date neither Val Cor nor Vectra will take any action to abrogate or diminish any right accorded under the articles of incorporation or by-laws of the Company or the Bank as they existed immediately prior to the Effective Date to any person who, on or prior to the Effective Date, was a director or officer of the Company or the

Bank to indemnification from or against losses, expenses, claims, demands, damages, liabilities, judgments, fines, penalties, costs, expenses (including without limitation reasonable attorneys fees) and amounts paid in settlement pertaining to or incurred in connection with any threatened or actual action, suit, claim, or proceeding (whether civil, criminal, administrative, arbitration, or investigative) arising out of events, matters, actions, or omissions occurring on or prior to the Effective Date. To the extent not provided by the foregoing, following the Effective Date and to the extent permitted by law, all rights to such indemnification accorded under the articles of incorporation and by-laws of the Company or the Bank to any person who, on or prior to the Effective Date, was a director or officer of the Company or the Bank shall survive the Effective Date and, following the Holding Company Merger and the Bank Merger, to the extent permitted by law, Val Cor and Vectra will honor such obligations in accordance with their terms with respect to events, acts, or omissions occurring prior to the Effective Date.

         11.9. Adjustments for Certain Events. Anything in this agreement to the contrary notwithstanding, all prices per share, share amounts, and per-share amounts referred to in this Agreement shall be appropriately adjusted to account for stock dividends, split-ups, mergers, recapitalizations, combinations, conversions, exchanges of shares or the like, but not for normal and recurring cash dividends declared or paid in a manner consistent with the established practice of the payer.

         11.10. Stock Repurchases. The Company and the Bank acknowledge that from time to time Zions Bancorp repurchases shares of its common stock in the open market in accordance with market conditions. Nothing in this Agreement shall be construed to abridge the right of Zions Bancorp to continue to do so in compliance with Exchange Act rules and regulations and pursuant to advice of independent securities counsel for Zions Bancorp.

         11.11. Counterparts. This Agreement may be executed in two or more counterparts each of which shall be deemed to constitute an original, but such counterparts together shall be deemed to be one and the same instrument and to become effective when one or more counter parts have been signed by each of the parties hereto. It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for the other counterpart.

         11.12. Entire Agreement. This Agreement sets forth the entire understanding of the parties hereto with respect to their commitments to one another and their undertakings vis-a-vis one another on the subject matter hereof. Any previous agreements or understandings among the parties regarding the subject matter hereof are merged into and superseded by this Agreement. Nothing in this Agreement express or implied is intended or shall be construed to confer upon or to give any person, other than Zions Bancorp, Val Cor, Vectra, the Company, the Bank, and their respective shareholders, any rights or remedies under or by reason of this Agreement.

         11.13.  Survival of  Representations,  Warranties,  and Covenants.  The
respective representations, warranties, and covenants of each party to this Agreement are hereby declared by the other parties to have been relied on by such other parties and shall survive for two years following the Effective Date, provided that if either party should breach a representation, warranty, or covenant contained in this Agreement through fraud, deliberate misrepresentation, or other intentional tortious conduct, or through gross negligence, then the representation, warranty, or covenant so breached shall be deemed to have survived for six years following the Effective Date. Each party shall be deemed to have relied upon each and every representation and warranty of the other parties regardless of any investigation heretofore or hereafter made by or on behalf of such party.

         11.14. Section Headings. The section and subsection headings herein have been inserted for convenience of reference only and shall in no way modify or restrict any of the terms or provisions hereof. Any reference to a "person" herein shall include an individual, firm, corporation, partnership, trust, government or political subdivision or agency or instrumentality thereof, association, unincorporated organization, or any other entity.

         11.15. Notices. All notices, consents, waivers, or other communications which are required or permitted hereunder shall be in writing and deemed to have been duly given if delivered personally or by messenger, transmitted by telex or telegram, by express courier, or sent by registered or certified mail, return receipt requested, postage prepaid. All communi cations shall be addressed to the appropriate address of each party as follows:

If to Zions Bancorp, Val Cor, or Vectra:

           Zions Bancorporation
           One South Main, Suite 1380
           Salt Lake City, Utah  84111

           Attention:       Mr. Harris H. Simmons
                            President and Chief Executive Officer

With a required copy to:

           Brian D. Alprin, Esq.
           Duane, Morris & Heckscher LLP
           1667 K Street, N.W., Suite 700
           Washington, D.C.  20006

If to the Company or the Bank:

           Citizens Banco, Inc.
           3300 West 72nd Avenue

           Westminster, Colorado 80030-5300

           Attention:       Mr. Donald K. Hogoboom
                            Chairman and President

With a required copy to:

           Tennyson W. Grebenar, Esq.
           Rothgerber, Johnson & Lyons LLP
           One Tabor Center, Suite 3300
           1200 Seventeenth Street
           Denver, Colorado  80202-5839

           All such notices shall be deemed to have been given on the date delivered, transmitted, or mailed in the manner provided above.

           11.16. Choice of Law and Venue. This Agreement shall be governed by, construed, and enforced in accordance with the laws of the State of Colorado, without giving effect to the principles of conflict of law thereof. The parties hereby designate Denver County, Colorado to be the proper jurisdiction and venue for any suit or action arising out of this Agreement. Each of the parties consents to personal jurisdiction in such venue for such a proceeding and agrees that it may be served with process in any action with respect to this Agreement or the transactions contemplated thereby by certified or registered mail, return receipt requested, or to its registered agent for service of process in the state of Colorado. Each of the parties irrevocably and uncon ditionally waives and agrees, to the fullest extent permitted by law, not to plead any objection that it may now or hereafter have to the laying of venue or the convenience of the forum of any action or claim with respect to this Agreement or the transactions contemplated thereby brought in the courts aforesaid.

           11.17. Knowledge of a Party. References in this Agreement to the knowledge of a party shall mean the knowledge possessed by any of such parties or the present executive officers of such party including, without limitation, information which is or has been in the books and records of such party.

           11.18. Binding Agreement. This Agreement shall be binding upon the parties and their respective successors and assigns.

           IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                            ZIONS BANCORPORATION


Attest:                                     By:
       ---------------------------------         -------------------------------------
            Jennifer R. Jolley                        Dale M. Gibbons
           Assistant Secretary                     Executive Vice President,
                                              Chief Financial Officer and Secretary



                                            VAL COR BANCORPORATION, INC.

Attest:                                     By:
       ---------------------------------         -------------------------------------
                  Ray L. Nash                                 Gary S. Judd
      Chief Financial Officer and Secretary      President and Chief Executive Officer



                                             VECTRA BANK COLORADO, NATIONAL
                                             ASSOCIATION

Attest:                                                      By:
       ---------------------------------         -------------------------------------
                  Ray L. Nash                                 Gary S. Judd
      Chief Financial Officer and Secretary      President and Chief Executive Officer



                                             CITIZENS BANCO, INC.



Attest:                                      By:
       ---------------------------------         -------------------------------------
              Thomas M. Jones                             Donald K. Hogoboom
           Treasurer and Secretary                       Chairman and President

                                             CITIZENS BANK


Attest:                                      By:
       ---------------------------------         -------------------------------------
                                                           Thomas M. Jones
                                                              President


-------------------------------------------------
                                                 )
State of Utah                                    )
                                                 )       ss.
County of Salt Lake                              )
-------------------------------------------------

          On this seventh day of August, 1998, before me personally appeared Dale M. Gibbons, to me known to be the Executive Vice President, Chief Financial Officer and Secretary of Zions Bancorporation, and acknowledged said instrument to be the free and voluntary act and deed of said corporation, for the uses and purposes therein mentioned, and on oath stated that he was authorized to execute said instrument and that the seal affixed is the corporate seal of said corporation.

          In Witness Whereof I have hereunto set my hand and affixed my official seal the day and year first above written.



                                             -----------------------------------
                                                         Notary Public

-------------------------------------------------
                                                 )
State of Colorada                                )
                                                 )       ss.
County of Denver                                 )
-------------------------------------------------


          On this tenth day of August,  1998, before me personally appeared Gary
S. Judd, to me known to be the President and Chief Executive Officer of each of Val Cor Bancorporation, Inc. and Vectra Bank Colorado, National Association, and acknowledged said instrument to be the free and voluntary act and deed of each of said corporations, for the uses and purposes therein mentioned, and on oath each stated that he was authorized to execute said instrument and that the respective seals affixed are the respective corporate seals of said corporations.

          In Witness Whereof I have hereunto set my hand and affixed my official seal the day and year first above written.



                                             -----------------------------------
                                                         Notary Public

-------------------------------------------------
                                                 )
State of Colorada                                )
                                                 )       ss.
County of Adams                                  )
-------------------------------------------------

          On this twelfth day of August, 1998, before me personally appeared Donald K. Hogoboom, to me known to be the chairman and president of Citizens Banco, Inc. and Thomas M. Jones, to me known to be the president of Citizens Bank, and each acknowledged said instrument to be the free and voluntary act and deed of each of said corporations, for the uses and purposes therein mentioned, and on oath stated that he was authorized to execute said instrument and that the seals affixed are the respective corporate seals of said corporations.

          In Witness Whereof I have hereunto set my hand and affixed my official seal the day and year first above written.




                                             -----------------------------------
                                                         Notary Public

         The undersigned members of the Board of Directors of Citizens Banco, Inc. (the "Company"), acknowledging that Zions Bancorporation ("Zions Bancorp") has relied upon the action heretofore taken by the board of directors in entering into the Agreement, and has required the same as a prerequisite to Zions Bancorp's execution of the Agreement, do individually and as a group agree, subject to their fiduciary duties to shareholders, to support the Agreement and to recommend its adoption by the other shareholders of the Company.

         The undersigned do hereby, individually and as a group, until the Effective Date or termination of the Agreement, further agree to refrain from soliciting or, subject to their fiduciary duties to shareholders, negotiating or accepting any offer of merger, consolidation, or acquisition of any of the shares or all or substantially all of the assets of the Company or Citizens Bank.



-----------------------------------         ------------------------------------



-----------------------------------         ------------------------------------



-----------------------------------         ------------------------------------



-----------------------------------         ------------------------------------

                                  SCHEDULE 1.2
                                  ------------

         ANY CLAIM ON BEHALF OF PROFESSIONAL BANK CONSULTANTS, INC. OR ALAN W. NOYES TO A FINDER'S FEE, BROKERAGE COMMISSION, OR COMPENSATION FOR FINANCIAL OR ADVISORY SERVICES IN CONNECTION WITH THE SALE OR MERGER OF CITIZENS BANCO, INC. OR ANY AFFILIATE TO OR WITH ZIONS BANCORPORATION OR ANY AFFILIATE.

                                  SCHEDULE 1.8
                                  ------------

                               Donald K. Hogoboom
                                 Joayne Hogoboom
                                 Thomas M. Jones
                                Edward P. Tepper
                                  J. J. Tepper

                                   APPENDIX B

                        COLORADO BUSINESS CORPORATION ACT

                           RIGHTS OF DISSENTING OWNERS

         7-113-101  DEFINITIONS.--For purposes of this article:

         1. "Beneficial shareholder" means the beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

         2. "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring domestic or foreign corporation, by merger or share exchange of that issuer.

         3. "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 7-113-102 and who exercises that right at the time and in the manner required by part 2 of this article.

         4. "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action except to the extent that exclusion would be inequitable.

         5. "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at the legal rate as specified in section 5-12-101, C.R.S.

         6. "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares that are registered in the name of a nominee to the extent such owner is recognized by the corporation as the shareholder as provided in section 7-107-204.

         7. "Shareholder" means either a record shareholder or a beneficial shareholder.

         7-113-102 RIGHT TO DISSENT.-- 1. A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of any of the following corporate actions:

         (a) Consummation of a plan of merger to which the corporation is a party if:

         (I) Approval by the  shareholders  of that  corporation is required for
the  merger  by  section   7-111-103   or   7-111-104  or  by  the  articles  of
incorporation; or

         (II) The corporation is a subsidiary that is merged with its parent corporation under section 7-111-104;

         (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired;

         (c) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of the corporation for which a shareholder vote is required under section 7-112- 102(1); and

         (d) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the consent of the corporation to the disposition under section 7-112- 102(2).

         1.3. A shareholder is not entitled to dissent and obtain payment, under subsection (1) of this section, of the fair value of the shares of any class or series of shares which either were listed on a national securities exchange registered under the federal "Securities Exchange Act of 1934", as amended or on the national market system of the national association of securities dealers automated quotation system, or were held of record by more than two thousand shareholders, at the time of:

         (a) The record date fixed under section 7-107-107 to determine the shareholders entitled to receive notice of the shareholders' meeting at which the corporate action is submitted to a vote;

         (b) The record date fixed under section 7-107-104 to determine shareholders entitled to sign writings consenting to the corporate action; or

         (c) The effective date of the corporate action if the corporate action is authorized other than by a vote of shareholders.

         1.8. The limitation set forth in subsection (1.3) of this section shall not apply if the shareholder will receive for the shareholder's shares, pursuant to the corporate action, anything except:

         (a) Shares of the corporation surviving the consummation of the plan of merger or share exchange;

         (b) Shares of any other corporation which at the effective date of the plan of merger or share exchange either will be listed on a national securities exchange registered under the federal "Securities Exchange Act of 1934", as amended, or on the national market system of the National Association of Securities Dealers Automated Quotation System, or will be held of record by more than two thousand shareholders;

         (c)      Cash in lieu of fractional shares; or

         (d) Any combination of the foregoing described shares or cash in lieu of fractional shares.

         2.

         2.5. A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of a reverse split that reduces the number of shares owned by the shareholder to a fraction of a share or to scrip if the fractional share or scrip so created is to be acquired for cash or the scrip is to be voided under section 7-106-104.

         3. A shareholder is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of any corporate action to the extent provided by the bylaws or a resolution of the board of directors.

         4. A shareholder entitled to dissent and obtain payment for the shareholder's shares under this article may not challenge the corporate action creating such entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

         7-113-103 DISSENT BY NOMINEES AND BENEFICIAL OWNERS.--1. A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the record shareholder's name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and causes the corporation to receive written notice which states such dissent and the name, address, and federal taxpayer identification number, if any, of each person on whose behalf the record shareholder asserts dissenters' rights. The rights of a record shareholder under this subsection (1) are determined as if the shares as to which the record shareholder dissents and the other shares of the record shareholder were registered in the names of different shareholders.

         2. A beneficial shareholder may assert dissenters' rights as to the shares held on the beneficial shareholder's behalf only if:

         (a) The beneficial shareholder causes the corporation to receive the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

         (b) The beneficial shareholder dissents with respect to all shares beneficially owned by the beneficial shareholder.

         3. The corporation may require that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each such beneficial shareholder must certify to the corporation that the beneficial shareholder and the record shareholder or record shareholders of all shares owned beneficially by the beneficial shareholder have asserted, or will timely assert, dissenters' rights as to all such shares as to which there is no limitation on the ability to exercise dissenters' rights. Any such requirement shall be stated in the dissenters' notice given pursuant to section 7-113-203.

         7-113-201 NOTICE OF DISSENTERS' RIGHTS.--1. If a proposed corporate action creating dissenters' rights under section 7-113-102 is submitted to a vote at a shareholders' meeting, the notice of the meeting shall be given to all shareholders, whether or not entitled to vote. The notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and shall be accompanied by a copy of this article and the materials, if any, that, under articles 101 to 117 of this title, are required to be given to shareholders entitled to vote on the proposed action at the meeting. Failure to give notice as provided by this subsection (1) shall not affect any action taken at the shareholders' meeting for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder's shares under this article by reason of the shareholder's failure to comply with the provisions of section 7-113-202(1).

         2. If a proposed  corporate  action creating  dissenters'  rights under section  7-113-102 is authorized  without a meeting of shareholders  pursuant to section 7-107-104, any written or oral solicitation of a shareholder to execute a writing consenting to such action contemplated in section 7-107-104 shall be accompanied or preceded by a written notice stating that shareholders are or may be entitled to assert dissenters' rights under this article, by a copy of this article, and by the materials, if any, that, under articles 101 to 117 of this title, would have been required to be given to shareholders entitled to vote on the proposed action if the proposed action were submitted to a vote at a shareholders' meeting. Failure to give notice as provided by this subsection (2) shall not affect any action taken pursuant to section 7-107-104 for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder's shares under this article by reason of the shareholder's failure to comply with the provisions of section 7-113-202(2).

         7-113-202  NOTICE OF INTENT TO DEMAND PAYMENT.--1.  If a proposed

corporate  action  creating   dissenters'  rights  under  section  7-113-102  is
submitted to a vote at a shareholders' meeting and if notice of dissenters' rights has been given to such shareholder in connection with the action pursuant to section 7-113-201(1), a shareholder who wishes to assert dissenters' rights shall:

         (a) Cause the corporation to receive, before the vote is taken, written notice of the shareholder's intention to demand payment for the shareholder's shares if the proposed corporate action is effectuated; and

         (b) Not vote the shares in favor of the proposed corporate action.

         2. If a proposed  corporate  action creating  dissenters'  rights under section  7-113-102 is authorized  without a meeting of shareholders  pursuant to section 7-107-104 and if notice of dissenters' rights has been given to such shareholder in connection with the action pursuant to section 7-113-201(2) a shareholder who wishes to assert dissenters' rights shall not execute a writing consenting to the proposed corporate action.

         3. A shareholder  who does not satisfy the  requirements  of subsection
(1) or (2) of this section is not entitled to demand payment for the shareholder's shares under this article.

         7-113-203 DISSENTERS' NOTICE.--1. If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized, the corporation shall give a written dissenters' notice to all shareholders who are entitled to demand payment for their shares under this article.

         2. The dissenters' notice required by subsection (1) of this section shall be given no later than ten days after the effective date of the corporate action creating dissenters' rights under section 7-113-102 and shall:

         (a) State that the corporate action was authorized and state the effective date or proposed effective date of the corporate action;

         (b) State an address at which the corporation will receive payment demands and the address of a place where certificates for certificated shares must be deposited;

         (c) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

         (d) Supply a form for demanding payment, which form shall request a dissenter to state an address to which payment is to be made;

         (e) Set the date by which the corporation must receive the payment demand and certificates for certificated shares, which date shall not be less than thirty days after the date the notice required by subsection (1) of this section is given;

         (f) State the requirement contemplated in section 7-113-103(3), if such requirement is imposed; and

         (g)    Be accompanied by a copy of this article.

         7-113-204 PROCEDURE TO DEMAND PAYMENT.--1. A shareholder who is given a dissenters' notice pursuant to section 7-113-203 and who wishes to assert dissenters' rights shall, in accordance with the terms of the dissenters' notice:

         (a) Cause the corporation to receive a payment demand, which may be the payment demand form contemplated in section 7-113-203(2)(d), duly completed, or may be stated in another writing; and

         (b)    Deposit the shareholder's certificates for certificated shares.

         2. A shareholder who demands payment in accordance with subsection (1) of this section retains all rights of a shareholder, except the right to transfer the shares, until the effective date of the proposed corporate action giving rise to the shareholder's exercise of dissenters' rights and has only the right to receive payment for the shares after the effective date of such corporate action.

         3. Except as provided in section 7-113-207 or 7-113-209(1)(b), the demand for payment and deposit of certificates are irrevocable.

         4. A shareholder who does not demand payment and deposit the shareholder's share certificates as required by the date or dates set in the dissenters' notice is not entitled to payment for the shares under this article.

         7-113-205 UNCERTIFICATED SHARES.--1. Upon receipt of a demand for payment under section 7-113-204 from a shareholder holding uncertificated shares, and in lieu of the deposit of certificates representing the shares, the corporation may restrict the transfer thereof.

         2. In all other respects, the provisions of section 7-113-204 shall be applicable to shareholders who own uncertificated shares.

         7-113-206 PAYMENT.--1. Except as provided in section 7-113-208, upon the effective date of the corporate action creating dissenters' rights under section 7-113-102 or upon receipt of a payment demand pursuant to section 7-113-204, whichever is later, the corporation shall pay each dissenter who complied with section 7-113-204, at the address stated in the payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares, the amount the corporation estimates to be the fair value of the dissenter's shares, plus accrued interest.

         2. The payment made pursuant to subsection (1) of this section shall be accompanied by:

         (a) The corporation's balance sheet as of the end of its most recent fiscal year or, if that is not available, the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, and, if the corporation customarily provides such statements to shareholders, a statement of changes in shareholders' equity for that year and a statement of cash flow for that year, which balance sheet and statements shall have been audited if the corporation customarily provides audited financial statements to shareholders, as well as the latest available financial statements, if any, for the interim or full-year period, which financial statements need not be audited;

         (b) A statement of the corporation's estimate of the fair value of the shares;

         (c)    An explanation of how the interest was calculated;

         (d) A  statement  of the  dissenter's  right to  demand  payment  under section 7-113-209; and

         (e)    A copy of this article.

         7-113-207 FAILURE TO TAKE ACTION.--1. If the effective date of the corporate action creating dissenters' rights under section 7-113-102 does not occur within sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         2. If the effective date of the corporate action creating dissenters' rights under section 7- 113-102 occurs more than sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, then the corporation shall send a new dissenters' notice, as provided in section 7-113-203, and the provisions of sections 7-113-204 to 7-113-209 shall again be applicable.

         7-113-208  SPECIAL   PROVISIONS   RELATING  TO  SHARES  ACQUIRED  AFTER
ANNOUNCEMENT OF PROPOSED CORPORATE ACTION.--1. The corporation may, in or with the dissenters' notice given pursuant to section 7-113-203, state the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters' rights under section 7-113-102 and state that the dissenter shall certify in writing, in or with the dissenter's payment demand under section 7-113-204, whether or not the dissenter (or the person on whose behalf dissenters' rights are asserted) acquired beneficial ownership of the shares before that date. With respect to any dissenter who does not so certify in writing, in or with the payment demand, that the dissenter or the person on whose behalf the dissenter asserts dissenters' rights acquired beneficial ownership of the shares before such date, the corporation may, in lieu of making the payment provided in section 7-113-206, offer to make such payment if the dissenter agrees to accept it in full satisfaction of the demand.

         2. An offer to make payment under subsection (1) of this section shall include or be accompanied by the information required by section 7-113-206(2).

         7-113-209  PROCEDURE IF DISSENTER IS DISSATISFIED WITH PAYMENT OR

OFFER.--1. A dissenter may give notice to the corporation in writing of the dissenter's estimate of the fair value of the dissenter's shares and of the amount of interest due and may demand payment of such estimate, less any payment made under section 7-113-206, or reject the corporation's offer under section 7-113-208 and demand payment of the fair value of the shares and interest due, if:

         (a) The dissenter believes that the amount paid under section 7-113-206 or offered under section 7-113-208 is less than the fair value of the shares or that the interest due was incorrectly calculated;

         (b) The corporation fails to make payment under section 7-113-206 within sixty days after the date set by the corporation by which the corporation must receive the payment demand; or

         (c) The corporation does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares as required by section 7-113-207(1).

         2. A dissenter waives the right to demand payment under this section unless the dissenter causes the corporation to receive the notice required by subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

         7-113-301  COURT  ACTION.--1.  If a demand for  payment  under  section
7-113-209 remains unresolved, the corporation may, within sixty days after receiving the payment demand, commence a proceeding and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay to each dissenter whose demand remains unresolved the amount demanded.

         2. The corporation shall commence the proceeding described in subsection (1) of this section in the district court of the county in this state where the corporation's principal office is located or, if the corporation has no principal office in this state, in the district court of the county in which its registered office is located. If the corporation is a foreign corporation without a registered office, it shall commence the proceeding in the county where the registered office of the domestic corporation merged into, or whose shares were acquired by, the foreign corporation was located.

         3. The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unresolved parties to the proceeding commenced under subsection (2) of this section as in an action against their shares, and all parties shall be served with a copy of the petition. Service on each dissenter shall be by registered or certified mail, to the address stated in such dissenter's payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares, or as provided by law.

         4. The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to such order. The parties to the proceeding are entitled to the same discovery rights as parties in other civil proceedings.

         5. Each dissenter made a party to the proceeding commenced under subsection (2) of this section is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or for the fair value, plus interest, of the dissenter's shares for which the corporation elected to withhold payment under section 7-113-208.

         7-113-302 COURT COSTS AND COUNSEL FEES.--1. The court in an appraisal proceeding commenced under Section 7-113-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation; except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 7-113-209.

         2. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

         (a) Against the corporation and in favor of any dissenters if the court finds the corporation did not substantially comply with the requirements of part 2 of this article; or

         (b) Against either the corporation or one of more dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

         3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to said counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefitted.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Utah law provides for indemnification of directors and officers as follows:

16-10a-902  AUTHORITY TO INDEMNIFY DIRECTORS.

      (1) Except as provided in Subsection (4), a corporation may indemnify an individual made a party to a proceeding because he is or was a director, against liability incurred in the proceeding if:

         (a) his conduct was in good faith; and

         (b) he reasonably believed that his conduct was in, or not opposed to, the corporation's best interests; and

         (c) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

      (2) A director's conduct with respect to any employee benefit plan for a purpose he reasonably believed to be in or not opposed to the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of Subsection (1)(b).

      (3) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

      (4) A corporation may not indemnify a director under this section:

         (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

         (b) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in his official capacity, in which proceeding he was adjudged liable on the basis that he derived an improper personal benefit.

      (5) Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

16-10a-903  MANDATORY INDEMNIFICATION OF DIRECTORS.

      Unless limited by its articles of incorporation, a corporation shall indemnify a director who was successful, on the merits or otherwise, in the defense of any proceeding, or in the defense of any claim, issue, or matter in the proceeding, to which he was a party because he is or was a director of the corporation, against reasonable expenses incurred by him in connection with the proceeding or claim with respect to which he has been successful.

16-10a-907 INDEMNIFICATION OF OFFICERS, EMPLOYEES, FIDUCIARIES, AND AGENTS.

      Unless a corporation's articles of incorporation provide otherwise:

      (1) an officer of the corporation is entitled to mandatory indemnification under Section 16- 10a-903, and is entitled to apply for court-ordered indemnification under Section 16-10a-905, in each case to the same extent as a director;

      (2) the corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director; and

      (3) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

16-10a-908  INSURANCE.

      A corporation may purchase and maintain liability insurance on behalf of a person who is or was a director, officer, employee, fiduciary, or agent of the corporation, or who, while serving as a director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of another foreign or domestic corporation or other person, or of an employee benefit plan, against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee, fiduciary, or agent, whether or not the corporation would have power to indemnify him against the same liability under Sections 16-10a-902, 16-10a-903, or 16-10a-907. Insurance may be procured from any insurance company designated by the board of directors, whether the insurance company is formed under the laws of this state or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity or any other interest through stock ownership or otherwise.

16-10a-909   LIMITATIONS OF INDEMNIFICATION OF DIRECTORS.

      (1) A provision treating a corporation's indemnification of, or advance for expenses to, directors that is contained in its articles of incorporation or bylaws, in a resolution of its shareholders or board of directors, or in a contract (except an insurance policy) or otherwise, is valid only if and to the extent the provision is not inconsistent with this part. If the articles of incorporation limit indemnification or advance of expenses, indemnification and advance of expenses are valid only to the extent not inconsistent with the articles of incorporation.

      (2) This part does not limit a corporation's power to pay or reimburse expenses incurred by a director in connection with the director's appearance as a witness in a proceeding at a time when the director has not been made a named defendant or respondent to the proceeding.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

      (a) Exhibits. An Exhibit Index, containing a list of all exhibits filed with this Registration Statement, is included beginning on page II-7.

      (b)    Financial Statement Schedules.  Not applicable.

      (c)    Report, Opinion or Appraisal.  Not applicable.

ITEM 22.  UNDERTAKINGS.

      The undersigned registrant hereby undertakes as follows:

      (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (4) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (5) to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

      (6) that prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

      (7) that every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (8) that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (9) to respond to requests for information that is incorporated by reference into the Proxy Statement/Prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the Effective Date of the registration statement through the date of responding to the request.

      (10) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Salt Lake City, Utah, on the 13th day of October, 1998.

                                             Zions Bancorporation

                                             By:    /s/ Harris H. Simmons
                                                  ------------------------------
                                                   Harris H. Simmons, President
                                                    and Chief Executive Officer


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Harris H. Simmons, Roy W. Simmons, and Dale M. Gibbons, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                                    Capacity                                      Date
---------                                    --------                                      ----


/s/ Harris H. Simmons                        President, Chief Executive                   October 13, 1998
---------------------                        Officer and Director
Harris H. Simmons


/s/ Dale M. Gibbons                          Executive Vice President                     October 13, 1998
-------------------                          and Chief Financial Officer
Dale M. Gibbons


/s/ Nolan X. Bellon                          Senior Vice President                        October 13, 1998
-------------------                          and Controller
Nolan X. Bellon


/s/ Roy W. Simmons                           Chairman and Director                        October 13, 1998
------------------
Roy W. Simmons


/s/ Jerry C. Atkin                           Director                                     October 13, 1998
------------------

Jerry C. Atkin


/s/ R.D. Cash                                Director                                     October 13, 1998
------------------
R. D. Cash


/s/ L.E. Simmons                             Director                                     October 13, 1998
------------------
L. E. Simmons


/s/ Grant R. Caldwell                        Director                                     October 13, 1998
---------------------
Grant R. Caldwell


/s/ I.J. Wagner                              Director                                     October 13, 1998
------------------
I. J. Wagner


/s/ Roger B. Porter                          Director                                     October 13, 1998
--------------------
Roger B. Porter


/s/Richard H. Madsen                         Director                                     October 13, 1998
------------------
Richard H. Madsen


/s/ Robert G. Sarver                         Director                                     October 13, 1998
---------------------
Robert G. Sarver


                                  EXHIBIT INDEX

                    (Pursuant to Item 601 of Regulation S-K)

                                                                                   Page Number
                                                                                   in Sequential
Exhibit                                                                             Numbering
  No.              Description and Method of Filing                                  System
  ---              --------------------------------                                ------------

2.1  Agreement  and Plan of  Reorganization  dated as of August  12,  1998 among
     Zions Bancorporation,  Val Cor Bancorporation,  Inc., Vectra Bank Colorado,
     National Association, Citizens Banco, Inc. and Citizens Bank (included in the Proxy Statement/Prospectus as Appendix A; Exhibits I, II, III, IV, V,
     VI, X and XI to the Agreement and Plan of Reorganization are filed herewith)

3.1  Restated Articles of Incorporation of Zions  Bancorporation  dated November        *
     8, 1993, and filed with the Department of Business Regulation,  Division of
     Corporations  of the State of Utah on  November  9, 1993  (incorporated  by reference  to  Exhibit  3.1  to  the  Registrant's  Form  S-4  Registration
     Statement, File No. 33-51145, filed on November 22, 1993)

3.2  Restated   Bylaws  of  Zions   Bancorporation,   dated   November  8,  1993        *
     (incorporated  by  reference  to Exhibit 3.2 to the  Registrant's  Form S-4
     Registration Statement, File No. 33- 51145, filed November 22, 1993)

3.3  Articles of Amendment to the Restated  Articles of  Incorporation  of Zions        *
     Bancorporation  dated  April 30,  1997 and  filed  with the  Department  of
     Business  Regulation,  Division of Corporations of the State of Utah on May
     2, 1997 (incorporated by reference to Exhibit 3.1 of Zions Bancorporation's
     Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, File No.
     0-2610)

3.4  Articles of Amendment to the Restated  Articles of  Incorporation  of Zions        *
     Bancorporation  dated  April 30,  1997 and  filed  with the  Department  of
     Business  Regulation,  Division of Corporations of the State of Utah on May
     2, 1997 (incorporated by reference to Exhibit 3.1 of Zions Bancorporation's
     Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, File No.
     0-2610)

4    Shareholder  Protection Rights  Agreement,  dated as of September 27, 1996,        *
     between Zions  Bancorporation and Zions First National Bank as Rights Agent
     (incorporated by reference to Exhibit 1 to the Registrant's Form 8-K, filed
     October 12, 1996)

5    Opinion of Duane, Morris & Heckscher LLP regarding the


     legality of the shares of Common Stock being registered (filed herewith)

8    Form of opinion of  Rothgerber  Johnson & Lyons LLP  regarding  tax matters
     (filed herewith)

10.1 Amended and Restated Zions  Bancorporation  Pension Plan  (incorporated  by        *
     reference to Exhibit 10.1 of Zions  Bancorporation's  Annual Report on Form
     10-K for the year ended December 31, 1994, File No. 0-2610)

10.2 Amendment to Zions  Bancorporation  Pension Plan effective December 1, 1994        *
     (incorporated by reference to Exhibit 10.2 of Zions Bancorporation's Annual
     Report on Form 10-K for the year ended December 31, 1994, File No. 0-2610)

10.3 Zions Utah Bancorporation  Supplemental  Retirement Plan Form (incorporated        *
     by  reference  to  Exhibit  19.4 of Zions Utah  Bancorporation's  Quarterly
     Report on Form 10-Q for the quarter  ended  September  30,  1985,  File No.
     0-2610)

10.4 Zions Utah Bancorporation Key Employee Incentive Stock Option Plan approved        *
     by the  shareholders  of the  Company on April 28,  1982  (incorporated  by reference to Exhibit  10.1 of Zions  Bancorporation's  Quarterly  Report on
     Form 10-Q for the quarter ended June 30, 1995, File No. 0-2610) *

10.5 Amendment No. 1 to Zions Bancorporation Key Employee Incentive Stock Option        *
     Plan  approved  by the  shareholders  of the  Company  on  April  27,  1990
     (incorporated  by  reference  to  Exhibit  10.2 of  Zions  Bancorporation's
     Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, File No.
     0- 2610)

10.6 Amendment No. 2 to Zions Bancorporation Key Employee Incentive Stock Option        *
     Plan  approved  by the  shareholders  of the  Company  of  April  28,  1995
     (incorporated  by  reference  to  Exhibit  10.3 of  Zions  Bancorporation's
     Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, File No.
     0- 2610)

10.7 1998 Amendment to Zions  Bancorporation Key Employee Incentive Stock Option        *
     Plan  (incorporated  by reference  to Exhibit 10 of Zions  Bancorporation's
     Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, File No.
     0-2610) *

10.8 Zions Bancorporation  Deferred Compensation Plan for Directors,  as amended        *
     May  1,  1991   (incorporated   by   reference   to  Exhibit  19  of  Zions
     Bancorporation's Annual Report on Form 10-K for the year ended December 31,
     1991, File No. 0-2610)

10.9 Zions  Bancorporation  Senior  Management  Value Sharing Plan, Award Period        *
     1993-1996 (incorporated by reference to Exhibit


       10.8 of Zions Bancorporation's Annual Report on Form 10-K for the year ended December 31, 1993, File No. 0-2610)

10.10  Zions  Bancorporation  Senior Management Value Sharing Plan, Award Period        *
       1994-1997   (incorporated   by   reference   to  exhibit  10.9  of  Zions
       Bancorporation's  Annual Report on Form 10-K for the year ended  December
       31, 1994, File No. 0-2610)

10.11  Zions  Bancorporation  Senior  Management Value Sharing Plan Award Period        *
       1995-1998   (incorporated   by  reference  to  Exhibit   10.14  of  Zions
       Bancorporation's  Annual Report on Form 10-K for the year ended  December
       31, 1995, File No. 0-2610)

10.12  Zions  Bancorporation  Senior  Management Value Sharing Plan Award Period        *
       1996-1999   (incorporated   by  reference  to  Exhibit   10.16  of  Zions
       Bancorporation's  Annual Report on Form 10-K for the year ended  December
       31, 1996, File No. 0-2610)

10.13  Zions  Bancorporation  Executive Management Pension Plan (incorporated by        *
       reference to Exhibit  10.10 of Zions  Bancorporation's  Annual  Report on
       Form 10-K for the year ended December 31, 1994, File No. 0-2610)

10.14  Zions Bancorporation Non-Employee Directors Stock Option Plan approved by        *
       the  shareholders  of the  Company  on April 26,  1996  (incorporated  by reference  to Exhibit 10 of Zions  Bancorporation's  Quarterly  Report on
       Form 10-Q for the quarter ended June 30, 1996, File No. 0-2610)

10.15  Zions Bancorporation Pension Plan amended and restated effective April 1,        *
       1997  (incorporated by reference to Exhibit 10 of Zions  Bancorporation's
       Quarterly  Report on Form 10-Q for the quarter ended March 31, 1997, File
       No. 0-2610)

10.16  Form of Employment  Agreement  between Pitkin County Bank & Trust Company        *
       and Charles B. Israel (incorporated by reference to Exhibits 10.16 to the
       Registrant's Form S-4 Registration Statement,  File No. 333-23839,  filed on March 24, 1997)

10.17  Form of Employment  Agreement  between The First National Bank in Alamosa        *
       and David E. Broyles  (incorporated  by reference to Exhibit 10.17 to the
       Registrant's Form S-4 Registration Statement,  File No. 333-41821,  filed on December 10, 1997)

10.18  Form of Employment  Agreement  between Valley National Bank of Cortez and        *
       Richard C. Tucker  (incorporated  by  reference  to Exhibit  10.21 to the
       Registrant's Form S-4 Registration Statement,  File No. 333-43405,  filed on December 29, 1997)



10.19  Form of  Employment  Agreement  between  Vectra Bank  Colorado,  National       *
       Association  and James A. Simon  (incorporated  by  reference  to Exhibit
       10.21 to the  Registrant's  Form  S-4  Registration  Statement,  File No.
       333-50733, filed on April 22, 1998)


10.20  Form of  Employment  Agreement  between  Vectra Bank  Colorado,  National       *
       Association  and John G.  Jackson  (incorporated  by reference to Exhibit
       10.24 to the  Registrant's  Form  S-4  Registration  Statement,  File No.
       333-50823, filed on April 23, 1998)

10.21  Form of  Employment  Agreement  between  Vectra Bank  Colorado,  National       *
       Association  and Larry G.  Neuschwanger  (incorporated  by  reference  to
       Exhibit 10.21 to the Registrant's Form S-4 Registration  Statement,  File
       No. 333-59445, filed on July 20, 1998)

10.22  Form of Employment  Agreement between Zions  Bancorporation  and James C.       *
       Hawkanson (incorporated by reference to Exhibit 10.21 to the Registrant's
       Form S-4 Registration  Statement,  File No. 333-59335,  filed on July 17,
       1998)

10.23  Form of  Employment  Agreement  between  Vectra Bank  Colorado,  National       *
       Association  and David T. Manley  (incorporated  by  reference to Exhibit
       10.23 to the  Registrant's  Form  S-4  Registration  Statement,  File No.
       333-59595, filed on July 22, 1998)

10.24  Form of  Employment  Agreement  between  Vectra Bank  Colorado,  National       *
       Association and James P. Oaks (incorporated by reference to Exhibit 10.25 to the Registrant's Form S-4 Registration Statement,  File No. 333-63629,
       filed on September 17, 1998)

10.25  Form of  Employment  Agreement  between  Vectra Bank  Colorado,  National       *
       Association  and Charles A. Oaks  (incorporated  by  reference to Exhibit
       10.25 to the  Registrant's  Form  S-4  Registration  Statement,  File No.
       333-63629, filed on September 17, 1998)

10.26  Form of Non-Competition Agreement between Vectra Bank Colorado,  National       *
       Association and Dale Duncan  (incorporated  by reference to Exhibit 10.25 to the Registrant's Form S-4 Registration Statement,  File No. 333-63629,
       filed on September 17, 1998)

10.27  Form of  Employment  Agreement  between  Vectra Bank  Colorado,  National
       Association  and Thomas M. Jones (filed as Exhibit V to the Agreement and
       Plan of Reorganization, filed as Exhibit 2.1 above)


10.28  Form of  Consulting  Agreement  between  Vectra Bank  Colorado,  National
       Association and Donald K. Hogoboom (filed as Exhibit VI to the Agreement and Plan of Reorganization, filed as Exhibit 2.1 above)

21     List of subsidiaries of Zions  Bancorporation  (incorporated by reference       *
       to Exhibit 21 of Zions  Bancorporation's  Annual  Report on Form 10-K for
       the year ended December 31, 1997, File No. 0-2610)

23.1   Consent  of  KPMG  Peat  Marwick  LLP,   independent   certified   public
       accountants for Zions Bancorporation (filed herewith)

23.2 Consent of Arthur Andersen LLP, independent certified public accountants for Sumitomo Bank of California (filed herewith)

23.3 Consent of Duane, Morris & Heckscher LLP (contained in their opinion filed as Exhibit 5)

23.4   Consent of Rothgerber Johnson & Lyons LLP (filed herewith)

24.1   Power of Attorney (set forth on Page II-5 of the Registration Statement)

99.1 Preliminary copy of letter to Class A shareholders of Citizens Banco, Inc. (filed herewith)

99.2   Preliminary copy of Notice of Special Meeting of Shareholders of Citizens
       Banco, Inc., to be delivered to Class A shareholders (filed herewith)

99.3 Preliminary copy of form of proxy for use by Class A shareholders of Citizens Banco, Inc. (filed herewith)

99.4 Preliminary copy of letter to Class B shareholders of Citizens Banco, Inc. (filed herewith)

99.5   Preliminary copy of Notice of Special Meeting of Shareholders of Citizens
       Banco, Inc., to be delivered to Class B shareholders (filed herewith)

99.6 Preliminary copy of form of proxy for use by Class B shareholders of Citizens Banco, Inc. (filed herewith)

99.7 Form of Voting Agreement between Zions Bancorporation and various shareholders of Citizens Banco, Inc. (filed herewith as Exhibit III to the Agreement and Plan of Reorganization, filed as Exhibit 2.1 above)

* incorporated by reference